

2021 Proxy Statement

& Notice of Annual Meeting

January 26, 2022 | **Dublin, Ireland**

Summary of contents

Dear fellow shareholder:

Accenture plc's 2022 annual general meeting of shareholders will be held at 3:00 pm local time on Wednesday, January 26, 2022 at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland. In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the annual general meeting.

The attached notice of the 2022 annual general meeting of shareholders and proxy statement provide important information about the meeting and will serve as your guide to the business to be conducted at the meeting. Your vote is very important to us. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy. The Board of Directors recommends that you vote "FOR" each of the proposals as listed on the attached notice.

You may submit your proxy either over the telephone or the Internet. In addition, if you have requested or received a paper copy of the proxy materials, you can vote by marking, signing, dating and returning the proxy card or voter instruction form sent to you in the envelope accompanying the proxy materials.

Accenture is monitoring COVID-19 developments and other circumstances, as well as guidance issued by relevant health organizations. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time, location or format of the meeting, we will announce our decision by press release and post additional information on the Investor Relations section of our website (https://investor.accenture.com).

Thank you for your continued support.

Sincerely,





Julie Sweet
Chair and Chief Executive Officer

December 9, 2021

Notice of annual general meeting of shareholders

Date
Wednesday, January 26, 2022

Time
3:00 pm local time

Place
The Dock, 7 Hanover Quay
Grand Canal Dock, Dublin 2, Ireland

Record Date
November 29, 2021

Availability of Materials
The proxy statement, our Annual Report for the fiscal year ended August 31, 2021 and our Irish financial statements are available at www.proxyvote.com

Your vote is important

To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

Internet
Online at
www.proxyvote.com



Telephone
Call **1 (800) 690-6903**



Mail
Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope



QR Code
Scan this QR code. Additional software may be required for scanning



Items of Business

1. By separate resolutions appoint the 10 director nominees described in the proxy statement

2. Approve, in a non-binding vote, the compensation of our named executive officers

3. Approve an amendment to the Amended and Restated Accenture plc 2010 Share Incentive Plan to increase the number of shares available for issuance thereunder

4. Ratify, in a non-binding vote, the appointment of KPMG LLP ("KPMG") as independent auditors of Accenture plc (the "Company") and authorize, in a binding vote, the Audit Committee of the Board of Directors (the "Board") to determine KPMG's remuneration

Annual Irish Law Proposals:

5. Grant the Board the authority to issue shares under Irish law

6. Grant the Board the authority to opt-out of pre-emption rights under Irish law

7. Determine the price range at which the Company can re-allot shares that it acquires as treasury shares under Irish law

The Board recommends that you vote "FOR" each director nominee included in Proposal 1 and "FOR" each of the other proposals. The full text of these proposals is set forth in the accompanying proxy statement. Registered shareholders of the Company at the close of business on the record date are eligible to vote at the meeting.

During the meeting, management will also present, and the auditors will report to shareholders on, our Irish financial statements for the fiscal year ended August 31, 2021.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under "Questions and answers about the Annual Meeting" on page 76 of the proxy statement.

By order of the Board of Directors,

Joel Unruch

Joel Unruch
General Counsel and Corporate Secretary
December 9, 2021

Depending on concerns about and developments relating to the COVID-19 pandemic, we may need to change the date, time, location and/or format of the meeting, subject to Irish law requirements and U.S. securities law requirements and guidance. The Company will publicly announce any such changes and how to participate in the meeting by press release and post additional information on the Investor Relations section of our website (https://investor.accenture.com). Any such determinations and changes will be made and communicated in accordance with, and subject to, Irish law and U.S. securities law requirements and guidance. The Company will be obliged to comply with any legal restrictions that are imposed as a consequence of COVID-19 and that affect the meeting. Furthermore, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks.



Proxy summary

This proxy summary highlights information contained elsewhere in this proxy statement, which is first being sent or made available to shareholders on or about December 9, 2021. This summary does not contain all of the information you should consider, so please read the entire proxy statement carefully before voting.

Items of Business

The following table summarizes the proposals to be voted upon at the 2022 Annual General Meeting of Shareholders to be held on January 26, 2022 (the "Annual Meeting") and the Board's voting recommendations with respect to each proposal.

	Proposals	Voting Standard	Board Recommendation	Page Reference
1.	Appointment of Directors	Majority of Votes Cast	**FOR each nominee**	18
2.	Advisory Vote to Approve Executive Compensation	Majority of Votes Cast	**FOR**	32
3.	Amend the Amended and Restated Accenture plc 2010 Share Incentive Plan	Majority of Votes Cast	**FOR**	61
4.	Ratify the Appointment and Approve Remuneration of Auditors	Majority of Votes Cast	**FOR**	70
5.	Grant Board Authority to Issue Shares	Majority of Votes Cast	**FOR**	72
6.	Grant Board Authority to Opt-Out of Pre-emption Rights	75% of Votes Cast	**FOR**	73
7.	Determine Price Range for the Re-Allotment of Treasury Shares	75% of Votes Cast	**FOR**	75



Our Company

Accenture (the "Company") is a leading global professional services company that helps clients build their digital core, transform their operations, and accelerate revenue growth—creating tangible value across their enterprises at speed and scale. We are uniquely able to create these outcomes because of our broad range of services in strategy and consulting, interactive, technology and operations, with digital capabilities across all of these services. We combine unmatched industry experience and specialized capabilities, together with our culture of innovation and shared success to serve clients in more than 120 countries.



Our Strategy

The core of our growth strategy is delivering 360° value to our clients, our people, our shareholders, our partners and communities. Our strategy defines the areas in which we will drive growth, build differentiation via 360° value and enable our business to create that value every day.

Technology is the single biggest driver of change in companies today. We help our clients use technology to build their digital core to drive enterprise-wide transformation—such as moving them to the cloud, leveraging data and artificial intelligence, and embedding security and sustainability across the enterprise; by transforming their operations—such as through our Operations services and Industry X; and by accelerating their revenue growth—such as through creating new and meaningful experiences through Interactive.

We leverage our scale and global footprint, innovation capabilities, and strong ecosystem partnerships, together with our assets and platforms including MyWizard, MyNav and SynOps, to consistently deliver tangible value for our clients.

We believe our clients need our focus on 360° value, which we define as delivering the financial business case and unique value a client may be seeking, and striving to partner with our clients through our Sustainability Value Promise to achieve greater progress on inclusion and diversity, reskill and upskill our clients' employees, help our clients achieve their sustainability goals, and create meaningful experiences, both with Accenture and for the customers and employees of our clients.

Key enablers of our growth strategy include:



Our People
As a talent- and innovation-led organization, across our entire business our people have highly specialized skills that drive our differentiation and competitiveness. We care deeply for our people, and are committed to a culture of shared success, to investing in our people to provide them with boundaryless opportunities to learn and grow in their careers through their work experience and continued development, training and reskilling, and to helping them achieve their aspirations both professionally and personally. We have an unwavering commitment to inclusion and diversity;



Our Commitment
We are a purpose-driven company, committed to delivering on the promise of technology and human ingenuity by continuously innovating and developing leading-edge ideas and leveraging emerging technologies in anticipation of our clients' needs. Our culture is underpinned by our core values and Code of Business Ethics, which are key drivers of the trust our clients and partners place in us; and



Our Foundation
Our growth model, which leverages our global sales and client experience, enables us to be close to our clients, people and partners to scale efficiently. Our enduring shareholder value creation model also is a key element of the foundation that enables us to execute on our growth strategy through the financial value it creates.

Financial Highlights*

We delivered record performance in fiscal 2021, with significant market share gains and strong profitability, driving superior shareholder value.

Revenues

$50.5B

An increase of 14 percent in U.S. dollars and 11 percent in local currency from fiscal 2020, including revenues of $23.7 billion from North America, $16.7 billion from Europe and $10.1 billion from Growth Markets

New Bookings

$59.3B

Record bookings, **an increase of 20 percent** in U.S. dollars from fiscal 2020

Diluted Earnings Per Share

$9.16

An increase of 16 percent from $7.89 in fiscal 2020, including $0.36 and $0.43, respectively, in gains on an investment; excluding these gains, **adjusted EPS increased 18 percent to $8.80** in fiscal 2021 from $7.46 in fiscal 2020

Operating Margin

15.1%

An expansion of 40 basis points from fiscal 2020

Free Cash Flow

$8.4B

Record free cash flow, defined as operating cash flow of **$9.0 billion** net of property and equipment additions of **$580 million**, with a free cash flow to (adjusted) net income ratio of 1.5

Cash Returned to Shareholders

$5.9B

Defined as **cash dividends of $2.24 billion** and **share repurchases of $3.70 billion**. In fiscal 2021, we paid dividends of $3.52 per share, a 10 percent increase over the prior year

* See "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 82.

Driving Shareholder Value Through Sustained Financial Performance*

For the three-year period from the end of fiscal 2018 through fiscal 2021, our performance demonstrates our focus on delivering shareholder value.

Broad-Based Revenue Growth

7.2% CAGR[1] in U.S. dollars and 7.8% in local currency

Revenues



2018 — $41.0B
2021 — $50.5B

(1) "CAGR" means Compound Annual Growth Rate.

Sustained Margin Expansion

70 basis point expansion

Operating Margin



2018 — 14.4%
2021 — 15.1%

Strong Earnings Growth

13% CAGR (on a GAAP basis)
9% CAGR (on an adjusted basis)[2]

Earnings Per Share



2018 — $6.34 / $6.74
2021 — $8.80 / $9.16

● GAAP EPS   ● Adjusted EPS

Significant Cash Returned to Shareholders since Fiscal 2018

10% dividends per share CAGR

Cash Returned to Shareholders



$15.4B Total

Dividends — 2019 2020 2021 — $6.1B
Repurchases — 2019 2020 2021 — $9.3B

(2) FY18 adjusted diluted EPS of $6.74 were adjusted to exclude the $0.40 impact of tax law changes. FY21 adjusted diluted EPS of $8.80 were adjusted to exclude the $0.36 impact of gains on an investment.

Total Shareholder Return[3]



■ Accenture   ▲ S&P 500 Index   ● S&P 500 Information Technology Sector Index

(3) The cumulative TSR on our Class A shares for the period August 31, 2018 - August 31, 2021, compared with the cumulative TSR over the same period of the S&P 500 Stock Index and the S&P 500 Information Technology Index, assuming that on August 31, 2018, $100 was invested in our Class A shares and in each of the two indices, with dividends reinvested on the ex-dividend date without payment of any commissions.

*   See "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 82.

Fiscal 2021 Investment Highlights

We continue to invest significantly in our business and our people, including in the following key areas:

Investments in Acquisitions

$4.2B

46 strategic acquisitions to scale in high growth areas of the market, acquire critical skills and capabilities, deepen our industry and functional expertise and drive continued innovation

Research and Development

$1.1B

Investment in assets, platforms and industry solutions to extend our capabilities in new innovative technologies

Developing Our People

$900M

Investment in continuous learning and development. With our digital learning platform, we delivered **over 31 million training hours,** an increase of 43% compared to fiscal 2020

Patents and Patent Applications

8,200+

Protecting our innovative and differentiated technology solutions through more than 8,200 patents and pending patent applications worldwide

Promoting Our People

120,000+

We celebrated more than 120,000 promotions, including approximately **1,200 promotions to managing director,** and added approximately 118,000 people to our global workforce

Strong Leadership

8,500+

Accenture managing directors, with an average of 15 years of Accenture experience, and an executive leadership team with an average of 24 years of Accenture experience

Compensation Highlights

Consistent with our pay-for-performance philosophy, 2021 compensation decisions were aligned with our record financial performance in fiscal 2021, as described further under "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2021 Compensation Decisions."

Pay-for-Performance (page 36)

The Company's performance with respect to total shareholder return over a three-year period was at the 86th percentile among the companies in our peer group. The realizable total direct compensation for the chair and chief executive officer role over this same period was at the 27th percentile, which indicates that relative Company performance ranked significantly higher than relative realizable pay, as compared to our peer group.



3-Year Realizable Total CEO Compansation Percentile (1)
100%
50%
0%
27th percentile pay
Accenture
86th percentile TSR
0%
50%
100%
Peer Companies
3-Year Total Shareholder Return Percentile

(1) Three-year realizable total CEO direct compensation includes fiscal 2021 and 2020 compensation for our current chair and chief executive officer and fiscal 2019 compensation for our former executive chairman, who served as interim chief executive officer during fiscal 2019. See page 37 for a definition of realizable total direct compensation.

2021 Chair and CEO Total Compensation Highlights (page 40)

Our compensation program is designed to reward executives for their overall contribution to Company performance, including the Company's execution against its business plan and the creation of 360° value for all stakeholders, and to provide executives with incentives to continue to expand their contributions to Accenture. The compensation decisions in recognition of performance during fiscal 2021, including with respect to our chair and chief executive officer, were tied to Company and individual performance. In making its compensation decisions, the Compensation, Culture & People Committee considered many factors, including the Company's record performance and significant market share gains during fiscal 2021, the creation of 360° value beyond our financials, Ms. Sweet's exceptional level of engagement with the Company's clients globally, and her execution of the Company's strategic objectives, all while continuing to navigate the COVID-19 pandemic and investing significantly in our business, people and communities. The following reflects the pay decisions for our chair and chief executive officer, Julie Sweet, for fiscal 2021 performance:



Julie Sweet
Chair and Chief Executive Officer

Base Compensation (as of Dec. 1, 2021)	$1,500,000 (Increased from $1,400,000)
Fiscal 2021 Global Annual Bonus	$5,450,000
Target Value of January 2022 Equity Awards	$19,450,000 • $14,950,000 under Key Executive Performance Share Program • $4,500,000 under Accenture Leadership Performance Equity Award Program



Pay Mix

6% Base Compensation

20% Fiscal 2021 Global Annual Bonus

74% January 2022 Equity Awards

77% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period.**

Compensation Practices (page 35)

The Compensation, Culture & People Committee oversees the design and administration of the Company's compensation programs. The Compensation, Culture & People Committee believes that a well-designed, consistently applied compensation program is fundamental to the long-term creation of shared success—our commitment to make a positive difference together with our clients, our people, our shareholders, our partners and our communities. The following table summarizes some highlights of our compensation practices that drive our named executive officer compensation programs:

What we do

- Align our executive pay with performance

- Set challenging performance objectives

- Appropriate mix of short- and long-term incentives

- Align executive compensation with shareholder returns through performance-based vesting of equity incentive awards

- Use appropriate peer groups when establishing compensation

- Implement meaningful equity ownership guidelines

- Include caps on individual payouts in short- and long-term incentive plans

- Include a clawback policy for our cash and equity incentive awards

- Include restrictive covenants in award agreements, with a clawback of equity under specified circumstances

- Mitigate potential dilutive effects of equity awards through our share repurchase programs

- Hold an annual "say-on-pay" advisory vote

- Conduct annual compensation risk review and assessment

- Retain an independent compensation consultant

What we don't do

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements

- No "golden parachutes," change in control payments or excise tax gross-ups

- No change in control "single trigger" equity acceleration provisions

- No dividends or dividend equivalents paid until vesting

- No hedging or pledging of Company shares

- No supplemental executive retirement plan

Corporate Governance Highlights

Accenture has a history of strong corporate governance. The Company believes good governance is critical to achieving long-term shareholder value. We are committed to governance practices and policies that serve the long-term interests of the Company and its shareholders. The following table summarizes certain highlights of our corporate governance practices and policies:

Our practices and policies

- Annual election of directors
- 100% independent Board committees
- Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting
- 9 of our 10 director nominees are independent
- Strong independent Lead Director, elected by the independent directors
- Annual Board, committee and individual director evaluations and self-assessments
- Active shareholder engagement

- Proxy access right
- Regular executive sessions, where independent directors meet without management present
- Robust director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, perspectives, skills and tenure
- Policy on political contributions and lobbying
- Board takes active role in Board succession planning and is committed to Board refreshment

- Active Board oversight of strategy, risk management and environmental, social and governance ("ESG") matters

NEW

- **Expanded committee oversight to capture ESG, people and culture**
- **Board diversity policy**
- **Director overboarding policy**



Corporate Governance Enhancements

We continually assess our corporate governance policies and practices. The Board recently approved the following enhancements:

- **ESG Oversight.** Expanded the Nominating & Governance Committee's role in overseeing the Company's ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks and opportunities and renamed the committee the "Nominating, Governance & Sustainability Committee."
- **People and Culture Oversight.** Expanded the Compensation Committee's role in overseeing the Company's strategies and policies related to the Company's people, including matters such as overall

well-being, pay equity, inclusion and diversity, leadership succession and culture and renamed the committee the "Compensation, Culture & People Committee."

- **Information Technology Oversight.** Expanded the Audit Committee's role in overseeing the Company's information technology risk exposures, including cybersecurity, data privacy and data security.
- **Board Diversity Policy.** Implemented a new policy that as part of the search process for a new director, the Nominating,

Governance & Sustainability Committee will actively seek out women and underrepresented candidates to include in the pool from which Board nominees are chosen.

- **Director Overboarding Policy.** Adopted an overboarding policy that provides that directors may not serve on the boards of more than three public companies, in addition to Accenture's Board, and further limits directors who are chief executive officers of public companies to no more than two other public companies, in addition to Accenture's Board.

Our Director Nominees

Our director nominees exhibit a mix of skills, experience, diversity and perspectives:

Board Tenure

>6 Years



Jaime Ardila
Ret. EVP and President, South America, General Motors Company

Other Public Company Boards: 2

Committees: Audit, Finance (C), Nominating, Governance & Sustainability

Age: 66; Director Since: 2013



Gilles C. Pélisson
Chairman & CEO, TF1 Group

Independent Lead Director Since 2020

Other Public Company Boards: 1

Committees: Nominating, Governance & Sustainability

Age: 64; Director Since: 2012



Paula A. Price
Former CFO, Macy's, Inc.

Other Public Company Boards: 3

Committees: Audit (C), Compensation, Culture & People

Age: 60; Director Since: 2014



Arun Sarin
Ret. CEO, Vodafone Group plc

Other Public Company Boards: 3

Committees: Compensation, Culture & People, Nominating, Governance & Sustainability (C)

Age: 67; Director Since: 2015



Frank K. Tang
Chairman & CEO, FountainVest Partners

Other Public Company Boards: 0

Committees: Finance

Age: 53; Director Since: 2014

2-6 Years



Nancy McKinstry
CEO & Chairman of the Executive Board, Wolters Kluwer N.V.

Other Public Company Boards: 1

Committees: Compensation, Culture & People (C), Nominating, Governance & Sustainability

Age: 62; Director Since: 2016



Venkata (Murthy) Renduchintala
Former Chief Engineering Officer, Intel Corporation

Other Public Company Boards: 0

Committees: Audit, Finance

Age: 56; Director Since: 2018



Julie Sweet
Chair & CEO, Accenture plc

Other Public Company Boards: 0

Age: 54; Director Since: 2019



Tracey T. Travis
CFO, The Estée Lauder Companies Inc.

Other Public Company Boards: 1

Committees: Audit, Finance

Age: 59; Director Since: 2017

<2 Years



Beth E. Mooney
Ret. Chairman & CEO, KeyCorp

Other Public Company Boards: 2

Committees: Compensation, Finance, Culture & People

Age: 66; Director Since: 2021

Female Directors

50%

Racially and Ethnically Diverse

60%

Born Outside of the U.S.

50%

Board Committees Chaired by Women

50%

Table of contents

We use the terms "Accenture," the "Company," "we," "our" and "us" in this proxy statement to refer to Accenture plc and its subsidiaries. All references to "years," unless otherwise noted, refer to our fiscal year, which ends on August 31.



Corporate governance

Corporate governance

The Board is responsible for providing governance and oversight over the strategy, operations and management of Accenture. The primary mission of the Board is to represent and protect the interests of our shareholders. The Board oversees our senior management, to whom it has delegated the authority to manage the day-to-day operations of the Company. The Board has adopted Corporate Governance Guidelines, committee charters and a Code of Business Ethics which, together with our Memorandum and Articles of Association, form the governance framework for the Board and its committees. We believe good governance strengthens the Board and management's accountability. The Board regularly (and at least annually) reviews its Corporate Governance Guidelines and other corporate governance documents and from time to time revises them when it believes it serves the interests of the Company and its shareholders to do so and in response to feedback from shareholders, changing regulatory and governance requirements and best practices. The following sections provide an overview of our corporate governance structure, including director independence and other criteria we use in selecting director nominees, our Board leadership structure and the responsibilities of the Board and each of its committees.



Key Corporate Governance Documents

The following materials are accessible through the Governance Principles section of our website at https://accenture.com/us-en/company-principles

- Corporate Governance Guidelines
- Code of Business Ethics
- Committee Charters
- Memorandum and Articles of Association

Printed copies of all of these documents are also available free of charge upon written request to our Investor Relations Group at Accenture, Investor Relations, 800 North Glebe Road, Suite 700, Arlington, Virginia 22203, USA. Accenture's Code of Business Ethics is applicable to all of our directors, officers and employees. If the Board grants any waivers from our Code of Business Ethics to any of our directors or executive officers, or if we amend our Code of Business Ethics, we will, if required, disclose these matters through our website on a timely basis.

Corporate Governance Practices

Accenture has a history of strong corporate governance. We are committed to governance policies and practices that serve the interests of the Company and its shareholders. Over the years, our Board has evolved our practices in the interests of Accenture's shareholders. Our governance practices and policies include the following, among other things, and point out what is new since last year:

Board oversight of ESG	NEW	The Board has delegated ESG oversight responsibility to committees of the Board based on the expertise of those committees. We recently expanded the Nominating & Governance Committee's oversight responsibility for the Company's overall ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks and opportunities and renamed the committee the "Nominating, Governance & Sustainability Committee." We also expanded the Compensation Committee's role in overseeing the Company's strategies and policies related to the Company's people, including matters such as overall well-being, pay equity, inclusion and diversity, leadership succession and culture and renamed the committee the "Compensation, Culture & People Committee."
Board diversity policy	NEW	As part of the search process for new director candidates, the Nominating, Governance & Sustainability Committee actively seeks out women and underrepresented candidates to include in the pool from which Board nominees are chosen (and instructs any search firm engaged for the search to do so).
Director overboarding policy	NEW	Our directors may not serve on the boards of more than three public companies, in addition to our Board, and directors who are chief executive officers of public companies may not serve on the boards of more than two other public companies, in addition to our Board.
Board oversight of strategy and risk	NEW	Our Board provides active oversight of our strategy and enterprise risk management program (including cybersecurity and data privacy risks). We recently expanded the Audit Committee's oversight to include information technology risk exposures, including cybersecurity, data privacy and data security.









Annual election of directors	All of our directors are elected annually.
Independent Board	All of our directors are independent except for our chair and chief executive officer.
100% independent Board committees	Each of our four committees consists solely of independent directors. Each standing committee operates under a written charter, which is reviewed annually, that has been approved by the Board.
Strong independent Lead Director, elected by the independent directors	We have an independent Lead Director of the Board who has comprehensive duties that are set forth in the Company's Corporate Governance Guidelines, including leading regular executive sessions of the Board, where independent directors meet without management present.
Annual Board, committee and individual director evaluations and self-assessments	The Nominating, Governance & Sustainability Committee conducts a confidential survey of the Board and its committees each year. The independent Lead Director and chair of the Nominating, Governance & Sustainability Committee also conduct a self-assessment interview with each Board member that is designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.
Commitment to Board refreshment	Our Board takes an active role in Board succession planning, is committed to Board refreshment and works towards creating a balanced Board with both fresh perspectives and deep experience. As a refreshment mechanism, we have a retirement age of 75. The current average tenure of our 10 director nominees is 5.6 years.
Director selection process	Our Board has a rigorous director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, perspectives, skills and tenure.
Authority to call special meetings	Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting.
No shareholder rights plan ("poison pill")	The Company does not have a poison pill.
Proxy access right	Eligible shareholders can (subject to certain requirements) include their own qualified director nominees in our proxy materials.
Active shareholder engagement	We regularly engage with our shareholders to better understand their perspectives, and our independent Lead Director has participated when requested by major shareholders.
Code of Business Ethics	Our Code of Business Ethics, which applies to all employees as well as all members of the Board, reinforces our core values and helps drive our culture of compliance, ethical conduct and accountability. The contents of our Code of Business Ethics are organized by six fundamental behaviors: Make Your Conduct Count; Comply with Laws; Deliver for Our Clients; Protect People, Information and Our Business; Run Our Business Responsibly; and Be a Good Corporate Citizen.
Clawback policy	We maintain a clawback policy applicable to our chair and chief executive officer, global management committee members (the Company's primary management and leadership team) and other senior leaders, which provides for the recoupment of incentive cash bonus and equity-based compensation under specified circumstances as further described under "Executive Compensation—Compensation Discussion and Analysis—Additional Information."
Director and executive officer equity ownership requirements	Each named executive officer is required to hold Accenture equity with a value equal to at least six times his or her base compensation by the fifth anniversary of becoming a named executive officer. Each director is required to hold Accenture equity having a fair market value equal to three times the value of the annual director equity grants within three years of joining the Board.
Prohibition on hedging or pledging of company stock	Our directors and all employees are prohibited from entering into hedging transactions, and our directors, our chair and chief executive officer, members of our global management committee and other key employees are prohibited from entering into pledging transactions.

Leadership Structure

We believe strong independent leadership is essential for the Board to effectively perform its functions and to help ensure independent oversight of management. Our Corporate Governance Guidelines provide the Board with the flexibility to choose the appropriate Board leadership structure for the Company based on what it believes is best for Accenture and its shareholders at a given point in time. Our Corporate Governance Guidelines also provide that if the same person holds the chair and chief executive officer roles or if the chair is not independent, the independent directors of the Board will designate one of the independent directors to serve as the independent Lead Director.

The Board regularly reviews its leadership structure. David P. Rowland served as a director and our interim chief executive officer from January 2019 to September 2019 and executive chairman of our Board between September 2019 and September 1, 2021, when he stepped down as executive chairman and retired from Accenture. As part of its ongoing Board leadership succession discussions, the Board carefully considered the appropriate Board leadership structure going forward. The Board determined that the optimal structure for the Company and its shareholders at this time was having Julie Sweet serve as chair, alongside an independent Lead Director. Among other factors, the Board considered and evaluated: Ms. Sweet's knowledge of Accenture and its industry, which has been built up over 10 years of experience with the Company, the strength of Ms. Sweet's vision for the Company and the quality of her leadership, in particular in implementing the Company's new growth model, while navigating a period of unprecedented and unforeseen change as a result of the ongoing global health, financial and social crises; the importance of consistent, unified leadership to execute and oversee the Company's strategy; the strong and highly independent composition of the Board; and the meaningful responsibilities of the independent Lead Director. As a result, the Board determined that upon Mr. Rowland's retirement from the Company, Ms. Sweet should hold the role of chair of the Board, effective September 1, 2021.

In accordance with our Corporate Governance Guidelines, Gilles Pélisson has served as our independent Lead Director since January 2020. The Board believes that the presence of our independent Lead Director who, as described below, has meaningful oversight responsibilities, together with a combined chair and chief executive officer, provides the Company with the optimal leadership to drive the Company forward at this time.

We continue to believe it is important that the Board retain flexibility to determine whether these roles should be separate or combined based upon the Board's assessment of the Company's needs. The Board recognizes that no single leadership model is right for all companies and at all times, and will continue to evaluate whether to split or combine the roles to ensure our leadership structure continues to be in the best interests of the Company and our shareholders.

Independent Lead Director; Executive Sessions



Gilles C. Pélisson
Independent Lead Director

The independent Lead Director helps to ensure there is an appropriate balance between management and the independent directors and to keep the independent directors fully informed and able to discuss and debate the issues that they deem important.

The responsibilities of the independent Lead Director, which are described in the Company's Corporate Governance Guidelines, include, among others:

Responsibility	Description
Agendas	Providing input on issues for Board consideration, helping set and approve the Board agenda, ensuring that adequate information is provided to the Board, helping ensure that there is sufficient time for discussion of all agenda items and approving schedules for Board meetings.
Board meetings	Presiding at all meetings of the Board at which the chair is not present.
Executive sessions	Authority to call meetings of independent directors and presiding at all executive sessions of the independent directors.
Communicating with directors	Acting as a liaison between the independent directors and the chair and chief executive officer.
Communicating with shareholders	If requested by major shareholders, being available for consultation and direct communication. Serving as a liaison between the Board and shareholders on investor matters.

Responsibility	Description
Board evaluation process	Reviews annual anonymous surveys and conducts in-person self-assessment interviews with each Board member, together with the chair of the Nominating, Governance & Sustainability Committee, in order to gain valuable insights on how to strengthen the performance of the Board, its committees and individual directors.

In addition to the above responsibilities, our independent Lead Director also has regular touchpoints with our chair and chief executive officer to discuss critical matters and other ongoing topics, including acquisitions and management decisions.

The Board believes that one of the key elements of effective, independent oversight is that the independent directors meet in executive session on a regular basis without the presence of management to discuss various matters related to the oversight of the Company, including the Board's leadership structure and the chief executive officer's performance. Accordingly, our independent directors meet separately in executive session at each regularly scheduled Board meeting. Our independent directors held four executive sessions during fiscal 2021, all of which were led by the independent Lead Director.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence (the "Independence Standards"), which are included in our Corporate Governance Guidelines. The Corporate Governance Guidelines and the Independence Standards have been designed to comply with the standards required by the New York Stock Exchange ("NYSE"). In accordance with the applicable NYSE rules and our Corporate Governance Guidelines, the Board performs an annual review of the independence of all directors and nominees. To be considered independent, a director must not have any direct or indirect material relationship with Accenture, as determined affirmatively by the Board. In addition, committee members are subject to any additional independence requirements that may be required by applicable law, regulation or NYSE listing standards.

In making its independence recommendations, the Nominating, Governance & Sustainability Committee evaluates the various commercial, charitable and employment transactions and relationships known to the committee that exist between us and our subsidiaries and the directors and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated (including those identified through our annual director questionnaires). Furthermore, the Nominating, Governance & Sustainability Committee discusses other relevant facts and circumstances regarding the nature of these transactions and relationships to determine whether other factors, regardless of the Independence Standards, might compromise a director's independence.

Based on its analysis, the Nominating, Governance & Sustainability Committee recommended, and the Board determined that, other than Julie Sweet, each of our director nominees (Jaime Ardila, Nancy McKinstry, Beth E. Mooney, Gilles C. Pélisson, Paula A. Price, Venkata (Murthy) Renduchintala, Arun Sarin, Frank K. Tang and Tracey T. Travis) is independent under all applicable standards, including, with respect to members of the Audit and Compensation, Culture & People Committees, those applicable to such committee service. The Board concurred in these recommendations. In addition, the Board determined that Herbert Hainer, who left the Board during 2021, was independent during the period he served on the Board during fiscal 2021. In reaching its determinations, the Nominating, Governance & Sustainability Committee and the Board considered that during fiscal 2021, Nancy McKinstry, Gilles C. Pélisson and Tracey T. Travis were employed by organizations that do business with Accenture. The amount received by Accenture or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 1% of either Accenture's or such organization's consolidated gross revenues.

Strategic Oversight

The Board is responsible for providing governance and oversight over the strategy, operations and management of Accenture. Acting as a full Board and through the Board's four standing committees, the Board is involved in the Company's strategic planning process. Each year, the Board holds a strategy retreat during which members of the Accenture Leadership team present the Company's overall corporate strategy and seek input from the Board. At subsequent meetings, the Board continues to review the Company's progress against its strategic plan. In addition, throughout the year, the Board will review specific strategic initiatives where the Board will provide additional oversight. The Board is continuously engaged in providing oversight and independent business judgment on the strategic issues that are most important to the Company.

ESG Strategy and Oversight

As part of the Board's strategic and risk oversight, the Board oversees our ESG strategies. Throughout the year, the Board receives periodic reports from management on key ESG matters, including the sustainability services we provide to clients, our actions around being a responsible company and citizen, and our integrated reporting, which demonstrates our commitment to transparency and accountability of our goals and progress.

In fiscal 2021, the Board created an ad hoc committee consisting of our independent Lead Director and the chairs of each of the Board's four standing committees to assist with reviewing Accenture's ESG disclosures. More recently, the Board formally expanded the responsibilities of two of its standing committees to reflect their oversight of ESG matters. Beginning in October 2021, we renamed the Nominating, Governance & Sustainability and the Compensation, Culture & People Committees to reflect additional oversight responsibilities appointed to the committees. The Nominating, Governance & Sustainability Committee is now responsible for overseeing the Company's overall ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks and opportunities and the Compensation, Culture & People Committee is now responsible for overseeing the Company's strategies and policies related to the Company's people, including matters such as overall well-being, pay equity, inclusion and diversity, leadership succession and culture.

The full Board was briefed on our new integrated reporting approach, including Accenture's new reporting experience, which describes how we create value that matters for our stakeholders. In line with our long-standing partnership with the UN Global Compact and advancement of the UN Sustainable Development Goals, we intend to expand the reporting we have been doing for more than a decade based on the Global Reporting Initiative and Carbon Disclosure Project. We also intend to include disclosures aligned with three additional ESG frameworks, namely: Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD) and the World Economic Forum International Business Council (WEF IBC) metrics.

Risk Oversight

The full Board is responsible for overseeing the Company's enterprise risk management ("ERM") program. As described more fully below, the Board fulfills this responsibility both directly and through its standing committees, each of which assists the Board in overseeing a part of the Company's overall risk management. The risks described below include those formally monitored at a Board or committee level as part of the ERM program, including the annual risk assessment process, program scope, status of priority risks and risk profile, among other things, or pursuant to committee charters. These risks do not represent a complete list of all enterprise risks that are considered and addressed from time to time by the Board and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the Securities & Exchange Commission (the "SEC").

Our chief operating officer, who is a member of our global management committee and reports to our chief executive officer, manages the Company's ERM program. Responsibility for managing each of the highest-priority risks is assigned to one or more members of our global management committee. The Company's ERM program is designed to identify, assess and manage the Company's risk exposures. As part of its ERM program, the Company:

- identifies its material operational, strategic and financial risks;

- develops plans to monitor, manage and mitigate these risks; and

- evaluates and prioritizes these risks by taking into account many factors, including the potential impact of risk events should they occur, the likelihood of occurrence and the effectiveness of existing risk mitigation strategies.

The Board

The full Board oversees the Company's ERM program. As part of this oversight, the Board receives an annual detailed review of the Company's ERM program, including the annual risk assessment process, program scope, status of priority risks and risk profile, including the Company's approach to sustainability and people management, its operational footprint, and its investment risks and strategies, among other things. The Audit Committee assists with the oversight of the company's ERM guidelines and policies, and the Board has also delegated specific risk oversight responsibility to committees of the Board based on the expertise of those committees. The Board receives quarterly reports from the Board committee chairs, which include, when appropriate, updates with respect to the risks overseen by the respective committees. The Board committees oversee specific areas of the Company's risk management, which are described below.

Audit Committee: The Audit Committee reviews our guidelines and policies with respect to risk assessment and management and our major financial and information technology risk exposures, including cybersecurity, data privacy and data security, along with the monitoring and mitigation of these exposures. As needed, the committee reviews the enterprise risks and risk management and, at a minimum, the committee is updated quarterly on the ERM program. The Audit Committee also discusses with the chairs of the Finance and Compensation, Culture & People Committees the risk assessment process for the risks overseen by those committees on at least an annual basis.

Compensation, Culture & People Committee: The Compensation, Culture & People Committee reviews and discusses with management, management's assessment of certain risks, including whether any risks arising from the Company's compensation programs and strategies and policies related to its people are reasonably likely to have a material adverse effect on the Company.

Finance Committee: The Finance Committee reviews and discusses with management financial-related risks facing the Company, including foreign exchange, counterparty and liquidity-related risks, major acquisitions, and the Company's insurance exposure.

Nominating, Governance & Sustainability Committee: The Nominating, Governance & Sustainability Committee evaluates the overall effectiveness of the Board and its committees, including the Board's focus on the most critical issues and risks, and monitors evolving ESG risks.

Oversight of Cybersecurity and Data Privacy Risks

As part of the Board's role in overseeing the Company's ERM program, the Board devotes time and attention to cybersecurity and data privacy related risks. To reflect the Audit Committee's role in overseeing these risks, in 2021 we updated the Committee's charter to reflect the Committee's expanded role in overseeing information technology risk exposures, including cybersecurity, data privacy and data security. The Audit Committee receives reports on cybersecurity and data privacy matters and related risk exposures from management, including our Chief Information Security Officer, at least twice a year and more frequently as applicable. The Audit Committee regularly updates the Board on such matters and the Board also periodically receives reports from management directly.

Oversight of COVID-19 Risks

The risk landscape associated with the COVID-19 pandemic has been, and continues to be, discussed with the full Board as well as each of the Board committees, as appropriate. Over the course of fiscal 2021, management regularly updated our directors on the pandemic's impacts to our people, our business and the strategic, operational and financial risks associated with the pandemic. Discussions with the Board and committees have included, among other topics, business resilience and continuity, employee health and safety (such as remote care and safe return to office guidelines), technology and cybersecurity, changing customer expectations, supporting our broader community (e.g., India and the Philippines) and talent management. Management continues to report to the Board on its response to the pandemic and intends to identify new risks as they may arise in light of the continuing effects of the COVID-19 pandemic.

Board Meetings

During fiscal 2021, the Board met six times. In addition, per our committee charters, all of our Board members are typically invited to and frequently attend the meetings of our four standing committees, except as may be appropriate from time to time. Board members may only vote at meetings of the committees on which they serve. The Board expects that its members will prepare for, attend and participate in all Board and applicable committee meetings and each annual general meeting of shareholders. Directors are also expected to become familiar with Accenture's organization, management team and operations in connection with discharging their oversight responsibilities.

> **During fiscal 2021, all of our incumbent directors attended at least 75% of the meetings of the Board and the committees on which they served (during the periods when they served) and the average attendance of all Board and committee meetings was over 95%.**

Director Attendance at Annual Meetings

All twelve of the Board members serving on the Board at the time of our 2021 annual general meeting of shareholders attended the 2021 meeting. As set forth in our Corporate Governance Guidelines, the Board expects that its members will attend the annual general meeting of shareholders.

Committees of the Board

The Board currently has four standing committees: Audit; Compensation, Culture & People; Finance; and Nominating, Governance & Sustainability. From time to time, the Board may also create ad hoc or special committees for certain purposes in addition to these four standing committees. For instance, in fiscal 2021, the Board created an ad hoc committee consisting of our independent Lead Director and the chairs of each of the Board's four standing committees to assist with reviewing Accenture's ESG disclosures. Each committee consists entirely of independent, non-employee directors. The table below lists the current membership of each committee and the number of meetings held in fiscal 2021.

In connection with our efforts to continually refresh the Board and its committees, during fiscal 2021, Jaime Ardila joined the Nominating, Governance & Sustainability Committee and Beth E. Mooney joined the Finance Committee. During fiscal 2022, Ms. Mooney joined the Compensation, Culture & People Committee and Venkata (Murthy) Renduchintala joined the Finance Committee.

| | | Committees | | |
Board Member	Audit	Compensation, Culture & People	Finance	Nominating, Governance & Sustainability
Jaime Ardila[1]	●		C	●
Nancy McKinstry		C		●
Beth E. Mooney		●	●	
Gilles C. Pélisson[2]				●
Paula A. Price[1]	C	●		
Venkata (Murthy) Renduchintala	●		●	
Arun Sarin		●		C
Frank K. Tang			●	
Tracey T. Travis[1]	●		●	
Number of Meetings in Fiscal 2021	9	6	6	5

● *Member*   **C** *Chair*

(1) Audit Committee Financial Expert as defined under SEC rules.

(2) Independent Lead Director of the Board.

Audit Committee

**Members
All Independent**



Paula A. Price (Chair)
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis

Oversees the Company's accounting, financial reporting processes and audits of financial statements and internal controls.

The Audit Committee's primary responsibilities include oversight of the following:

- the quality and integrity of the Company's accounting and reporting practices and controls, and the financial statements and reports of the Company;

- the Company's compliance with legal and regulatory requirements;

- the independent auditor's qualifications and independence;

- the performance of the Company's internal audit function and independent auditors; and

- the Company's ERM program, including cybersecurity risk.

The Board has determined that each member of the Audit Committee meets the financial literacy, independence and accounting or auditing requirements of the SEC, the Companies Act of 2014 and the NYSE, as applicable to audit committee members and that each of Jaime Ardila, Paula A. Price and Tracey T. Travis also qualifies as an "audit committee financial expert" for purposes of SEC rules.

No member of the Audit Committee may serve on the audit committee of more than three public companies, including Accenture, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. Paula A. Price currently serves on the audit committee of four public companies and the Board has independently determined (with Ms. Price recusing herself from the decision) that such simultaneous service does not impair the ability of Ms. Price to effectively serve on the Company's Audit Committee. In making this determination, the Board considered Ms. Price's 100% Audit Committee and Board attendance record during fiscal 2021, her subcommittee attendance, her valued contributions as Chair of the Audit Committee and her professional background and experience as a certified public accountant and the former chief financial officer of Macy's, Inc.

 We expanded the Audit Committee's role to oversee the Company's information technology risk exposures, including cybersecurity, data privacy and data security, and updated its charter accordingly.

Finance Committee

**Members
All Independent**



Jaime Ardila (Chair)
Beth E. Mooney
Venkata (Murthy) Renduchintala
(Appointed October 21, 2021)
Frank K. Tang
Tracey T. Travis

Oversees the Company's capital and treasury activities.

The Finance Committee's primary responsibilities include oversight of the Company's:

- capital structure and corporate finance strategy and activities;

- dividends, share redemption and purchase activities;

- treasury function, investment management and financial risk management;

- major acquisitions, dispositions, joint ventures or similar transactions; and

- insurance plans.

Nominating, Governance & Sustainability Committee

**Members
All Independent**



Arun Sarin (Chair)
Jaime Ardila
(Appointed July 12, 2021)
Nancy McKinstry
Gilles C. Pélisson

Oversees the Company's corporate governance practices and processes.

The Nominating, Governance & Sustainability Committee's primary responsibilities include oversight of the following:

- assessing and selecting/nominating (or recommending to the Board for its selection/nomination) strong and capable candidates to serve on the Board;

- making recommendations as to the size, composition, structure, operations, performance and effectiveness of the Board;

- overseeing the Company's chief executive officer succession process;

- together with the Compensation, Culture & People Committee, conducting an annual review of the Company's chair and chief executive officer and executive chair, if any;

- developing and recommending to the Board a set of corporate governance principles, including independence standards; and

- taking a leadership role in shaping the corporate governance of the Company.

 In addition, we expanded the Nominating & Governance Committee's role to include responsibility for the Company's overall ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks and opportunities. We updated the committee's charter accordingly and renamed the committee the "Nominating, Governance & Sustainability Committee."

Consistent with its duties and responsibilities, the Nominating, Governance & Sustainability Committee conducts an annual confidential survey of the Board, which is designed to evaluate the operation and performance of the Board and each of its committees. Directors also share perspectives, feedback and suggestions year-round, which the Nominating, Governance & Sustainability Committee takes into account when evaluating the operation and performance of the Board and its committees.

Board and Committee Assessments – 2021's Multi-Step Process

1. Confidential evaluations

At least annually, each committee undertakes an evaluation of its performance and the performance of its members, in accordance with its respective committee charter. Each director also undertakes an evaluation of the Board more generally as well as the independent Lead Director.

2. Interviews

The independent Lead Director and chair of the Nominating, Governance & Sustainability Committee also conduct a candid, in-person self-assessment interview with each Board member, designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.

3. Board summary

Summaries of the committee, Board and independent Lead Director evaluations are provided to the Board.

4. Feedback incorporated

Policies and practices are updated as appropriate as a result of director feedback.

Compensation, Culture & People Committee

**Members
All Independent**



**Nancy McKinstry (Chair)
Beth E. Mooney**
(Appointed October 21, 2021)
**Paula A. Price
Arun Sarin**

Oversees the Company's global compensation philosophy, policies and programs.

The Compensation, Culture & People Committee's primary responsibilities include oversight of the following:

- together with the Nominating, Governance & Sustainability Committee, conducting an annual review of the Company's chair and chief executive officer and executive chair, if any;

- setting the compensation of the chair and chief executive officer, executive chair, if any, and the members of our global management committee who also serve on the executive committee (the "executive committee");

- overseeing the Company's equity-based plans; and

- reviewing and making recommendations to the full Board regarding Board compensation.

 In addition, we expanded the Compensation Committee's role in overseeing the Company's strategies and policies related to the Company's people, including matters such as overall well-being, pay equity, inclusion and diversity, leadership succession and culture. We updated the committee's charter accordingly and renamed the committee the "Compensation, Culture & People Committee."

The Board has determined that each member of the Compensation, Culture & People Committee meets the independence requirements of the SEC and NYSE applicable to compensation committee members.

Compensation Oversight

A number of individuals and entities contribute to the process of reviewing and determining the compensation of the chair and chief executive officer, executive chair, if any, members of the executive committee and independent directors:

- **Compensation, Culture & People Committee.** Our Compensation, Culture & People Committee makes the final determination regarding the annual compensation of the chair and chief executive officer, executive chair, if any, and members of the executive committee, taking into consideration, among other factors, an evaluation of each individual's performance, the recommendations of the chair and chief executive officer regarding the compensation of the members of our executive committee and the advice of the Compensation, Culture & People Committee's independent compensation consultant. In addition, our Compensation, Culture & People Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the Board with respect to the appropriateness of the compensation paid to our independent directors, and the full Board then reviews these recommendations and makes a final determination on the compensation of our independent directors. For a more detailed discussion regarding the role of compensation consultants with respect to executive and director compensation, see "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultants."

- **Nominating, Governance & Sustainability Committee.** Together with the Compensation, Culture & People Committee, the Nominating, Governance & Sustainability Committee reviews the performance of, and provides an annual performance rating for, the chair and chief executive officer and the executive chair, if any.

- **Chair and Chief Executive Officer.** The chair and chief executive officer provides the Compensation, Culture & People Committee with an evaluation of the performance of each member of our executive committee, which includes an assessment of each individual's performance against his or her annual performance objectives and a recommendation regarding his or her compensation.

- **Chief Leadership & Human Resources Officer.** Our chief leadership & human resources officer annually solicits input from members of our executive committee and other senior leaders of the Company regarding the performance of our chair and chief executive officer to aid the Compensation, Culture & People Committee and Nominating, Governance & Sustainability Committee in the review of her performance.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

The Board has adopted a written Related Person Transactions Policy, which provides that all related person transactions covered by the policy must be reviewed and approved by the Board or by the Nominating, Governance & Sustainability Committee. In response to 2021 amendments to the applicable NYSE rule regarding related person transactions, the Board recently approved changes to our Related Person Transactions Policy, which clarifies that related person transactions covered by the policy will be ratified if advance review and approval is not reasonably feasible. The Related Person Transactions Policy applies to any transaction that would be required by the SEC to be disclosed in our proxy statement.

The Nominating, Governance & Sustainability Committee or the Board, as applicable, will not approve or ratify any related person transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders and complies with applicable law. In reviewing related person transactions, the Nominating, Governance & Sustainability Committee or the Board will consider all relevant facts and circumstances, including, among others:

- the nature of the related person's interest in the transaction and the material terms of the transaction, including the importance of the transaction both to the related person and to Accenture;
- whether the transaction would likely impair the judgment of a director or an executive officer to act in the best interest of the Company and, in the case of an outside director, whether it would impair his or her independence; and
- whether the value and the terms of the transaction are fair to the Company and on a substantially similar basis as would apply if the transaction did not involve a related person.

Certain Related Person Transactions

James Etheredge, the son of Jimmy Etheredge, Accenture's CEO – North America, is employed by Accenture as a functional strategy consultant. During fiscal 2021 he earned approximately $127,000 in total compensation.

Clay Rowland, the son of David P. Rowland, our former Executive Chairman, joined Accenture at the end of fiscal 2021 as a management consulting manager at an annual base salary of $145,000, plus bonus opportunity.

The compensation for Messrs. Etheredge and Rowland is commensurate with their peers' compensation and established in accordance with the Company's compensation practices applicable to employees with equivalent qualifications, experience and responsibilities. Messrs. Etheredge and Rowland participate in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Political Contributions and Lobbying

Pursuant to the Company's political contributions and lobbying policy, the Company has a long-standing global policy against making contributions to political parties, political committees or candidates using Company resources (including monetary and in-kind services), even where permitted by law. In the United States, Accenture maintains a political action committee (the "PAC") that is registered with the Federal Election Commission and makes federal political contributions on a bipartisan basis to political parties, political committees and candidates. The contributions made by the PAC are not funded by corporate funds and are fully funded by voluntary contributions made by Accenture leaders in the United States. The Company does not penalize in any way Accenture leaders who do not contribute to the PAC.

In addition, when we determine it is in the best interest of the Company, we work with governments to provide information and perspective that support our point of view, through our lobbyists and grassroots lobbying communications. We disclose our U.S. federal, state and local lobbying activity and expenditures as required by law. The Audit Committee and senior management have oversight over political, lobbying and other grassroots advocacy activities. The Company's political contributions and lobbying policy is available on our website at https://www.accenture.com/us-en/company-political-contributions-policy.

Shareholder Engagement

We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning, and financial performance. In addition, we conduct a consistent, proactive outreach effort with the governance teams of our shareholders. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business. In particular, through the engagement, we leverage the discussions to cover topics of interest to our shareholders.

As reflected in our Corporate Governance Guidelines, our independent Lead Director is available for consultation and spent time in fiscal 2021 with major shareholders, at their request. The feedback received from our shareholder outreach efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decisions and our strategy, when appropriate.

The graphic on the right reflects the year-round nature of our shareholder engagement.



Summer/Fall
We conduct our most extensive shareholder outreach. Topics are determined in part based on shareholder interests and trending governance issues.

Fall
Feedback from shareholder discussions helps to shape the Board's view on governance practices and required enhancements, as appropriate.

Spring
We review our annual meeting results, proxy season developments and voting trends with the Nominating, Governance & Sustainability Committee.

Winter
We distribute the Annual Report and Proxy Statement to shareholders and hold our annual meeting. We reach out to shareholders to discuss items up for vote as needed.

We provide company announcements and thought leadership to investor governance teams **Year-Round**.

2021 Engagement

We reached out to our shareholders, including our top 50. The discussions occurred from July through November 2021 and included our independent Lead Director when requested by major shareholders.

We engaged with holders of approximately **40% of our shares outstanding,** including nearly:

75% of our top 20 holders

2021 Engagement Topics

- Our sustainability services & environmental goals
- Supporting our people in the current environment
- Our commitment to diversity and racial equality
- Variety of governance topics



Environmental and Social

Our goal is to create 360° value for our clients, people, shareholders, partners and communities. This goal reflects our growth strategy, our core values and our culture of shared success. We have described below the progress we made this year on some of the key environmental and social aspects of the 360° value we created in fiscal 2021 for our people, the environment and our communities.

In addition, because we believe that transparency builds trust and helps us all make more progress, in December we will expand the ESG reporting we do. As a member of the UN Global Compact, we have reported annually since 2016 on how we are advancing the UN Sustainable Development Goals. And, for more than a decade, we have been reporting against the Global Reporting Initiative and Carbon Disclosure Project. We will now report against three additional ESG frameworks which we have not reported against in the past: Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD) and the World Economic Forum International Business Council (WEF IBC) metrics. This additional reporting will be available by the end of December on our website.

Our People

Our Beliefs and Behaviors. Our **leadership essentials** set the standard for what we expect of all our people:

- **always do the right thing**, in every decision and action;

- **lead with excellence, confidence and humility**, as demonstrated by being a learner, building great teams and being naturally collaborative;

- **exemplify client-centricity** and a commitment to client value creation;

- **act as a true partner** to each other, our clients, our ecosystem and our communities;

- **care deeply for all our people** to help them achieve their aspirations professionally and personally;

- **live our unwavering commitment to inclusion, diversity and equality**, as demonstrated by personal impact and overall results;

- **have the courage to change** and the ability to bring our people along the journey; and

- **actively innovate**—looking across Accenture, at what we are doing for clients and externally to partners, competitors, start-ups, clients, academia and analysts—to learn, respectfully challenge our assumptions and apply the innovation, and cultivate and reward our people for doing the same.

Listening to the voices of our people provides the input to ensure that they have the tools and resources to do their jobs and the right learning opportunities, and that they experience a positive, respectful and inclusive work environment. We do this on an ongoing basis across various channels, including surveys and forums. One of our surveys, our **Conduct Counts Survey**, which measures how our people experience our culture, shows that 87% of our global respondents believe they can work to their potential because they are in an environment where they are treated with respect and in an appropriate manner.

Our Commitment to Inclusion and Diversity. Our commitment to inclusion and diversity unleashes innovation and we believe creates an environment where all of our people have an opportunity to feel they belong, advance and thrive. In connection with our priorities around inclusion and diversity, we set goals, share them publicly, collect data to continuously improve and hold our leaders accountable. We now have more than 275,000 women, representing 46% of our workforce, which is tracking well against our goal of 50% by 2025. And, after achieving our goal of 25% women managing directors by the end of fiscal 2020, we set a new goal of 30% by 2025 and we are tracking well against our goal with 27% women managing directors currently. We are also making progress against our 2025 race and ethnicity goals in the U.S., the U.K, and South Africa, which we announced in 2020.

We are now

46% women

on track to achieve our goal of 50% by 2025

We are now

27% women managing directors

on track to achieve our goal of 30% by 2025

Below are some of the goals we have announced for 2025 for increased race and ethnicity representation and our goals around gender equality.

Our Inclusion and Diversity Goals

2025 Race and Ethnicity Goals*

In the U.S.

African American and Black colleagues from

9% to **12%**

Hispanic American and Latinx colleagues from

9.5% to **13%**

In the U.K.

Black colleagues from

4% to **7%**

In South Africa

African Black colleagues from

45% to **68%**

Coloured*** colleagues from

6% to **10%**

2025 Gender Equality Goals**

Gender parity in our workforce

50% women

Grow percentage of women managing directors to

30%

*   Data in goal statements is reflective of announcement date - for the U.S., September 1, 2020, and for the U.K. and South Africa, October 1, 2020.

** For those whose gender is binary.

*** Coloured is a multiracial ethnic group native to Southern Africa who have ancestry from more than one of the various populations inhabiting the region, including Khoisan, Bantu, Afrikaner, Whites, Austronesian, East Asian or South Asian.

Pay Equity. Through the entire talent lifecycle, we are committed to being inclusive and diverse—from discovering, to hiring, to developing and advancing our people. This commitment extends to equal pay. Pay equity at Accenture means that our people receive pay that is fair and consistent when considering similarity of work, location and tenure at career level. We conduct an annual pay equity review, and our last review was conducted in November 2021. As of November 5, 2021, we have dollar-for-dollar, 100% pay equity for women compared to men in every country where we operate.[†] By race and ethnicity, we likewise have dollar-for-dollar, 100% pay equity in countries where we collect this data (the U.S., the U.K. and South Africa).

Dollar-for-dollar

100% pay equity

The Way We Develop Our People. We invested $900 million in continuous learning and development so our people remain highly relevant. With our digital learning platform, Accenture Connected Learning, we delivered over 31 million training hours, an increase of 43% compared with fiscal 2020, with an average of approximately 60 hours of training per person. We promoted more than 120,000 people in fiscal 2021. In addition, we paid a one-time bonus to all of our people below managing director to recognize their contributions and dedication to our clients during the COVID-19 pandemic.

Health, fiscal 2021 Safety and Well-Being. We are committed to creating a place where people can be successful both professionally and personally. We take a holistic view of well-being—including physical, mental, emotional and financial well-being—providing specially defined programs and practices to support this holistic view.

In fiscal 2021, as it relates to COVID-19, we have supported our people with the expansion of critical programs, including, in many countries, 24/7 telemedicine, care-at-home services, proctored distance learning for school-aged children, virtual childcare, enhanced insurance coverage, mental health support and testing and vaccination services. The pandemic has negatively affected many people's mental health around the globe. We used new digital tools and initiatives to help employees cope with the demands and stresses of the compounding crises, and to strengthen their mental resilience. Those programs include access to in-person and virtual counseling and support, to digital tools like Calm and Wysa, to our Mental Health Ally program and to our many **Thrive Global programs—Thriving Together, Thrive Reset and Thriving Mind**—which have collectively been completed by nearly 180,000 of our people (as of December 1, 2021) and bring science-based solutions to lower stress, enhance well-being and productivity, and build resilience and belonging.

To promote health and safety, we actively connected our people and their families to effective testing in multiple ways—home testing kits, in office testing, and through pharmacies close to where they live. We have facilitated the administration of vaccinations in ten countries, including the U.S., India and the Philippines, through Accenture-hosted or organized onsite events and clinics. We have also provided paid time off for all our people to receive their full vaccine course, as well as their eligible dependents.

†   Countries with de minimis headcount were excluded from the analysis.

The Environment

Our Commitments for the Environment. For more than a decade, we have continually set bold environmental goals for ourselves, innovating our approach to environmental sustainability and making strategic investments. In alignment with the Paris Climate Agreement, we have pledged to do our part to keep global warming below 1.5° Celsius by joining the 1,100 companies that have signed the UN Global Compact's Business Ambition for 1.5° Pledge to date.

We are particularly focused on emission reductions related to Scope 2 electricity usage and Scope 3 business travel. To meet our commitment to achieve net-zero emissions by 2025, we are focusing first on actual reductions across our Scope 1, 2 and 3 emissions.

→ We plan to meet our office energy needs with 100% renewable electricity by 2023 and equip our people to make climate smart travel decisions.

→ We will require 90% of our key suppliers* to disclose their environmental targets and actions being taken to reduce emissions by 2025.

→ To address remaining emissions, we are investing in nature-based carbon removal solutions that will directly remove carbon from the atmosphere.

> Committed to net-zero emissions by 2025 and already powering our offices and centers globally with
>
> **53%** renewable electricity

To move towards zero waste, we will reuse or recycle 100% of our e-waste, such as computers and servers, as well as all of our office furniture, by 2025, and post-pandemic we have committed to eliminating single-use plastics in our locations.

To plan for water risk, we are developing plans to reduce the impact of flooding, drought and water scarcity on our business and our people in high-risk areas.

Our Environmental Goals

Path to Net-Zero by 2025

Meet our science-based target (against 2016 baseline)

11% reduction in absolute greenhouse gas emissions

65% reduction in our Scope 1 and 2 greenhouse gas emissions

40% reduction in Scope 1, 2 and 3 emissions per unit of revenue intensity

Achieve net-zero emissions

100% renewable electricity by 2023

90% of our key suppliers* required to disclose their environmental targets and actions to reduce emissions by 2025

Address remaining emissions by investing in nature-based carbon removal solutions that will directly remove carbon from the atmosphere

* Key suppliers are defined as vendors that represent a significant portion of our 2019 Scope 3 emissions.

Our Communities

Our Commitments to Our Communities. We continued making substantial impacts in the communities where our clients and our people live and work. Our **Skills to Succeed** initiative has now equipped more than 5.8 million people with the skills to make substantive improvements to their lives. Additionally, we continued nearly two decades of work through **Accenture Development Partnerships**, applying the talents of our people, capabilities and experience to improve lives by addressing complex social, economic and environmental issues around the world.

In light of the challenges of the COVID-19 pandemic, we announced in April 2021 that we were donating $100 on behalf of each of our 540,000 people at Accenture at the time, for a total of $54 million, to COVID-19 surge relief. We also supported organizations on the front lines, from UNICEF's COVID-19 Response Efforts to the COVID-19 Solidarity Response Fund in support of the World Health Organization. In addition, we supported local relief efforts in our communities with significant challenges, including South Africa, Brazil, India and the Philippines.

Our Commitments to Responsible Procurement. Our ambition is to create more-sustainable and more-inclusive supply chains through a mindset of responsible buying both inside and outside our Company, while generating long-term value for our clients, suppliers and communities. Procurement Plus, our overarching approach, shapes how we work with suppliers to promote sustainability.

→   Our **Global Supplier Inclusion & Sustainability Program** creates a more responsible supply chain for our Company and our clients. In fiscal 2021, we expanded this program to 21 countries.

→   Our **Diverse Supplier Development Program** creates business opportunities for diverse suppliers and now operates in seven countries. As of the end of fiscal 2021, we have graduated 196 diverse suppliers from this 18-month mentoring program, and in early 2021, we set a new goal to graduate 250 diverse suppliers by the end of fiscal 2023.

Communicating with the Board



The Board welcomes questions and comments. Any interested parties, including shareholders, may submit their communication to our General Counsel and Corporate Secretary, who will determine when communications and concerns will be forwarded to the Board, our independent directors as a group or our independent Lead Director. Communications received in writing are forwarded to the Board, committee, or to any individual director or directors to whom the communication is directed, unless the communication does not reasonably relate to the Company or its business, or is similarly inappropriate.

Address correspondence to: Attention: General Counsel and Corporate Secretary, Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA.

Ethics Concerns or Complaints?

If our employees experience, see or become aware of any inappropriate behavior, including any form of disrespect, harassment, racism, discrimination, retaliation or any concerns about unethical or illegal behavior, we want them to speak up. We understand that it is not always easy or comfortable to raise concerns. We provide multiple reporting channels in order to facilitate the reporting of a concern. We encourage our employees to reach out to their people leads, anyone in Human Resources/Legal or an Accenture leader or to contact our Accenture Business Ethics Helpline. Our employees can also raise concerns confidentially and/or in an anonymous manner, and we ensure that all our people know that at Accenture, we have zero tolerance of retaliation.

Instructions for the Accenture Business Ethics Helpline are available on the website at the address below.
Website: https://businessethicsline.com/accenture



Proposal 1

Appointment of directors

Proposal 1: Appointment of directors

Accenture's directors are elected at each annual general meeting of shareholders and hold office for 1-year terms or until their successors are duly elected (unless his or her office is vacated earlier in accordance with our Articles of Association).

All of the director nominees are current Board members that were previously elected by shareholders at the 2021 Annual Meeting. The Nominating, Governance & Sustainability Committee reviewed the performance and qualifications of the director nominees listed below and recommended to the Board, and the Board approved, that each be recommended to shareholders for appointment to serve for a 1-year term.

All of the nominees have indicated that they are willing and able to serve as directors. If any nominee becomes unwilling or unable to serve as a director, the Board may propose another person in place of that nominee, and the individuals designated as your proxies will vote to appoint that proposed person. Alternatively, the Board may decide to reduce the number of directors constituting the full Board.

As required under Irish law and our Articles of Association, the resolution in respect of this Proposal 1 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast with respect to each director nominee.

The text of the resolution in respect of proposal 1 is as follows:

"By separate resolutions, to appoint the following ten directors: Jaime Ardila; Nancy McKinstry; Beth E. Mooney; Gilles C. Pélisson; Paula A. Price; Venkata (Murthy) Renduchintala; Arun Sarin; Julie Sweet; Frank K. Tang and Tracey T. Travis."

 **The Board recommends that you vote "FOR" the appointment of each of the Board's director nominees listed above.**

Director Characteristics and Succession Planning

Our Board is committed to regular renewal and refreshment and has continuously enhanced the director recruitment and selection process, resulting in a well-qualified and diverse group of director nominees. As part of that process, the Nominating, Governance & Sustainability Committee, which oversees succession planning for the Board and key leadership roles on the Board and its committees, regularly reviews the composition of our Board and assesses the skills and characteristics of our directors with a view towards enhancing the composition of our Board to support the Company's evolving strategy.

Consistent with the Company's Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee seeks to create a Board that is composed of individuals whose particular backgrounds, skills and expertise, when taken together, will provide the Board with the range of skills and expertise and diversity of perspectives to guide and oversee Accenture's strategy, operations and management. The Nominating, Governance & Sustainability Committee seeks candidates who, at a minimum, have the following characteristics:

diversity of geography, age, gender, ethnicity, skills and experience;

the **time and energy** to devote, and the ability to **exercise judgment** and **courage,** in fulfilling his or her oversight responsibilities; and

a **professional background** that would enable the candidate to develop a deep understanding of our business;

the ability to **embrace Accenture's values** and **culture**, and the possession of the highest levels of **integrity**.

In addition, in light of the skills and expertise of the incumbent directors, the committee assesses the contribution that a particular candidate's skills and expertise will make with respect to guiding and overseeing Accenture's strategy, operations and management.

Board Diversity and Tenure

Consistent with the Company's Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee also seeks geographic, age, gender, racial and ethnic diversity among the members of the Board. The Nominating, Governance & Sustainability Committee and the Board believe that considering diversity is consistent with the goal of creating a Board that best serves the needs of the Company and the interests of its shareholders and it has been a standing practice to include diverse candidates in the director search process, as reflected by the current composition of the Board. The Board recently approved changes to the Corporate Governance Guidelines and Nominating, Governance & Sustainability Committee charter to formalize this practice and adopt that as part of the search process for a new director, the Nominating, Governance & Sustainability Committee actively seeks out women and underrepresented candidates to include in the pool from which Board nominees are chosen and instructs any search firm engaged for the search to do so. The Board will assess its effectiveness in this regard as part of its annual Board and director evaluation process.

In addition, we believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge of the Company. Therefore, we aim to maintain an appropriate balance of tenure across our directors. As a director refreshment mechanism, we have a director retirement age of 75. It is expected that any director reaching the age of 75 will complete the term to which he or she was elected and on a case-by-case basis, the Board may determine that a director may serve beyond 75. In furtherance of the Board's active role in Board succession planning, the Board has appointed four new directors since 2017.

Our director nominees reflect those efforts and the importance of diversity to the Board. Of our 10 director nominees:

Board Diversity

Gender


50%
Women
5 Women

Ethnicity


1 Hispanic
2 African American
60%
Racially and Ethnically Diverse
3 Asian

Global


1 South America
1 Europe
50%
Born Outside U.S.
3 Asia

Board Committees Chaired by Women

50%

of Committees Chaired by Women

Significant Board Refreshment

4

New Directors Over Past 5 Years

Age Distribution

61

Average Age of Director Nominees

Age range: **53 – 67**

Board Tenure


<2 Years
1
5.6 Years Average Tenure
2–6 Years
4
>6 Years
5
Number of Directors

Qualifications and Experience of Director Nominees

In considering each director nominee for the Annual Meeting, the Board and the Nominating, Governance & Sustainability Committee evaluated such person's background, qualifications, attributes and skills to serve as a director. The Board and the Nominating, Governance & Sustainability Committee considered the nomination criteria discussed above, as well as the years of experience many directors have had working together on the Board and the deep knowledge of the Company they have developed as a result of such service. The Board and the Nominating, Governance & Sustainability Committee also evaluated each of the director's contributions to the Board and role in the operation of the Board as a whole, as applicable.

We believe our director nominees bring a well-rounded variety of experiences, qualifications, attributes and skills, and represent a mix of deep knowledge of the Company and fresh perspectives. The table below summarizes some of the experience, qualifications, attributes and skills of each individual director nominee. This summary is not intended to be an exhaustive list of each of our director nominee's skills or contributions to the Board. Further information on each director nominee, including some of their specific experience, qualifications, attributes or skills, is set forth in the biographies on pages 22 to 26 of this proxy statement.

	Skills/Qualifications							Diversity	
	Senior Leadership Experience	Public Company Board Experience	Global Expertise	Finance, Accounting and Risk Mgmt.	Innovation and Technology	Investment Expertise	Government and Regulatory	Race/Ethnic Diversity	Gender
Ardila	●	●	●	●	●	●	●	✔	M
McKinstry	●	●	●	●	●	●			F
Mooney	●	●		●		●	●		F
Pélisson	●	●	●	●	●	●	●		M
Price	●	●	●	●	●	●		✔	F
Renduchintala	●		●		●	●	●	✔	M
Sarin	●	●	●	●	●	●	●	✔	M
Sweet	●		●	●	●	●	●		F
Tang	●	●	●	●	●	●		✔	M
Travis	●	●	●	●	●	●		✔	F
Total	**10**	**8**	**9**	**9**	**9**	**10**	**6**	**6**	**5F/5M**

F *Female*   **M** *Male*

Skills Definitions

 **Senior Leadership Experience:** Served in senior leadership roles at a large organization

 **Public Company Board Experience:** Serving on the boards of other public companies

 **Global Expertise:** Broad leadership experience with multinational companies or in international markets

 **Finance, Accounting and Risk Management:** Significant expertise in corporate finance, financial accounting or enterprise risk management

 **Innovation and Technology:** Managing technological change and driving technological innovation within an organization

 **Investment Expertise:** Experience overseeing investment capital decisions, strategic investments and V&A activity

 **Government and Regulatory:** Government experience as a member of the government or through extensive interactions with the government, policymakers and government agencies

Process for Selecting New Outside Directors

To identify, recruit and evaluate qualified candidates for the Board, the Board has used the services of professional search firms. In some cases, nominees have been individuals known to Board members or others through business or other relationships. Typically, a third-party professional search firm identifies potential director nominees. Prior to a potential director's nomination, the director candidate will meet separately with the Board's chair and chief executive officer, the chair of the Nominating, Governance & Sustainability Committee and the independent Lead Director, who will consider the potential director's candidacy. In addition, a professional search firm retained by the Nominating, Governance & Sustainability Committee will verify information about the prospective candidate. A background check will be completed before a final recommendation is made to the Board. Generally, director candidates will also meet separately with other members of the Board, and after review and discussion with each of these directors, the Nominating, Governance & Sustainability Committee will decide whether to recommend, and the Board will decide whether to approve, the candidate's appointment as a director.

Director Overboarding Policy

In order to help provide that our directors have the time to devote to Accenture matters, our Board approved changes to the Corporate Governance Guidelines recently, which require that ordinarily, directors may not serve on the boards of more than three public companies, in addition to Accenture's Board, and directors who are chief executive officers of public companies may not serve on the boards of more than two other public companies, in addition to Accenture's Board. In applying our policy to our directors, we have determined that all of our directors are in compliance with Accenture's policy.

Director Orientation and Continuing Education

Accenture's orientation program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, Accenture's strategy and business operations, its financial statements and capital structure, the management team, talent strategy, key industry and competitive factors, the legal and ethical responsibilities of the Board and other matters crucial to the ability of a new director to fulfill his or her responsibilities. Our directors are expected to keep current on issues affecting Accenture and its industry and on developments with respect to their general responsibilities as directors. During the year, management also presents on topics that are timely and impactful to Accenture and specific deep dive sessions and workshops may be held with the committees or full Board to further increase directors' understanding on issues affecting Accenture. For example, given the growing focus on and importance of ESG, the Nominating, Governance & Sustainability Committee, as well as the full Board when appropriate, receives updates and trainings on ESG topics. On occasion, individual directors or the full Board may visit various Accenture facilities in connection with Board meetings or deep-dive sessions with management. In addition to internal sessions, directors are also encouraged to seek external director education opportunities, for which Accenture will pay.

Process for Shareholders to Recommend Director Nominees

Our Corporate Governance Guidelines and Articles of Association address the processes by which shareholders may recommend director nominees, and the policy of the Nominating, Governance & Sustainability Committee is to welcome and consider any such recommendations. If you would like to recommend a future nominee for Board membership, you can submit a written recommendation in accordance with our Articles of Association and applicable law, including the name and other pertinent information for the nominee, to: Chair of the Nominating, Governance & Sustainability Committee, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, Attention: General Counsel and Corporate Secretary. As provided for in our Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee uses the same criteria for evaluating candidates regardless of the source of referral. Please note that Article 84(a)(ii) of our Articles of Association prescribes certain timing and nomination requirements with respect to any such recommendation and Article 84(b) prescribes certain other requirements if an eligible shareholder wishes to have their nominee included in our proxy materials for our annual general meeting (see "Additional Information—Submission of Future Shareholder Proposals" for additional details on how to submit a director nominee for our 2023 annual general meeting).

Director Nominee Biographies

Set forth below are the biographies of our director nominees up for election at the Annual Meeting.

Jaime Ardila



Director since 2013

Independent

66 years old

Committees:

Audit Committee
(Member)

Finance Committee
(Chair)

**Nominating, Governance
& Sustainability
Committee** (Member)

Specific Expertise:
Mr. Ardila brings to the Board significant managerial, operational and global experience as a result of the various senior positions he has held with GM, including as executive vice president of GM and president of GM South America. The Board also benefits from his broad experience in manufacturing and knowledge of the Latin American market.



Jaime Ardila was formerly the executive vice president of automobile manufacturer General Motors Company ("GM"), president of GM's South America region and was a member of GM's executive committee, from 2010 until his retirement in March 2016. He previously served as president and managing director of GM's operations in Brazil, Argentina, Uruguay and Paraguay from November 2007 to June 2010. Prior to serving in that role, he served as vice president and chief financial officer of GM's Latin America, Africa and Middle East region from March 2003 to October 2007, as president and managing director of GM Argentina from March 2001 to February 2003, and as president of GM Colombia from March 1999 to March 2001. Mr. Ardila joined GM in 1984 and held a variety of financial and senior positions with the company, primarily in Latin America, as well as in Europe and the United States. From 1996 to 1998, Mr. Ardila served as the managing director, Colombian Operations, of N M Rothschild & Sons Ltd and then rejoined GM in 1998 as president of GM Ecuador.

Mr. Ardila is chairman of the board of Goldman Sachs BDC, Inc. and chairman of the board of Nexa Resources S.A. He previously served on the board of Ecopetrol S.A. from 2016 to 2019.

Nancy McKinstry



Director since 2016

Independent

62 years old

Committees:

**Compensation, Culture
& People Committee**
(Chair)

**Nominating, Governance
& Sustainability
Committee** (Member)

Specific Expertise:
Ms. McKinstry brings to the Board strong experience in the professional services sector from her long career at Wolters Kluwer, where she has led the company's digital transformation, as well as broad international perspective and risk management experience as both the chief executive officer of a global company and a director of large, multinational companies. The Board also benefits from her experience in the European market and her background in the digital, media and technology industries.



Nancy McKinstry has been chief executive officer and chairman of the executive board (a board made up of solely management members, which is distinct from Wolters Kluwer's independent supervisory board) of Wolters Kluwer N.V. ("Wolters Kluwer"), a global professional information services and solutions company, since September 2003 and a member of its executive board since 2001. Before assuming her current position, Ms. McKinstry gained more than a decade of experience with Wolters Kluwer and its North American subsidiaries, serving as chief executive officer of CCH Legal Information Services for three years and as chief executive officer of operations in North America. Earlier in her career, she was a principal with Booz & Company (formerly Booz Allen Hamilton Inc.), focusing on media and technology.

Ms. McKinstry is a director of Abbott Laboratories.

 Senior Leadership Experience  Public Company Board Experience  Global Expertise  Finance, Accounting and Risk Mgmt.  Innovation and Technology  Investment Expertise  Government and Regulatory

Beth E. Mooney



Director since 2021

Independent

66 years old

Committees:

Compensation, Culture & People Committee (Member)

Finance Committee (Member)

Specific Expertise:
Ms. Mooney brings to the Board a deep knowledge of the financial services industry based on a 30-year career at some of the country's most prominent banking institutions. Her executive experience at KeyCorp, a large, highly-regulated public company, provides a unique perspective in the boardroom. The Board also benefits from Ms. Mooney's extensive background in finance and risk management and her experience serving on the boards of global public companies.



Beth E. Mooney was the chairman and chief executive officer of KeyCorp, a financial services company, from May 2011 to May 2020, when she retired. She previously served as KeyCorp's president and chief operating officer from 2010 to 2011 and joined KeyCorp in 2006, as Vice Chair of Key Community Bank. Prior to that, Ms. Mooney was the senior executive vice president and chief financial officer at AmSouth Bancorporation (now Regions Financial) from 2004 to 2006 and before this role, she was senior executive vice president and president of the Tennessee Banking Group at AmSouth from 2000 to 2004. Earlier in her career, Ms. Mooney held senior positions at Bank One Corporation, DPL, Inc., Citicorp Real Estate, Hall Financial Group and Republic Bank of Texas/First Republic.

Ms. Mooney is a director of AT&T Inc. and Ford Motor Company.

Gilles C. Pélisson



Director since 2012

Independent

Independent Lead Director

64 years old

Committees:

Nominating, Governance & Sustainability Committee (Member)

Specific Expertise:
Mr. Pélisson brings to the Board significant managerial, operational and global experience from his tenure as chairman and chief executive officer of TF1 Group, as chairman and chief executive officer of Accor, as chairman and chief executive officer of Bouygues Telecom, as chairman and chief executive officer of Disneyland Paris and from other senior executive positions he has held at several other companies as well as his previous service as a director of other public company boards. The Board also benefits from his broad experience in the European and Asian markets, as well as his experience in governance.



Gilles C. Pélisson has been our independent Lead Director since January 2020. Mr. Pélisson has been the chairman and chief executive officer of TF1 Group, a leading French broadcasting company, since February 2016. He previously served as chief executive officer of global hotel group Accor from 2006 until December 2010 and also as its chairman from 2009 until January 2011. Mr. Pélisson served as chief executive officer of mobile operator Bouygues Telecom from 2001 to 2005 and also as its chairman from 2004 to 2005. From 2000 to 2001, he was with the SUEZ group, and in 2000 he became chairman of Noos, a cable network operator. Mr. Pélisson served as the chief executive officer of Disneyland Paris Resort from 1995 to 2000 and also as its chairman starting in 1997.

👥 Senior Leadership Experience   🏢 Public Company Board Experience   🌐 Global Expertise   🛡 Finance, Accounting and Risk Mgmt.   💡 Innovation and Technology   📈 Investment Expertise   🏛 Government and Regulatory

Paula A. Price



Director since 2014

Independent

60 years old

Committees:

Audit Committee (Chair)

Compensation, Culture & People Committee (Member)

Specific Expertise:
Ms. Price brings to the Board broad experience across finance, general management and strategy gained from her service in senior executive and management positions at major corporations across several industries, including, in particular, the retail, financial services and consumer packaged goods industries. She brings to the Board an important perspective from her experience as a chief financial officer, a member of the faculty of Harvard Business School and from her service as a director of other public company boards. The Board also benefits from her extensive background in finance and accounting matters.



From July 2018 through May 2020, Paula A. Price was the executive vice president and chief financial officer of Macy's, Inc., an omni-channel retailer of apparel, accessories and other goods. From 2014 to 2018, she was a full-time senior lecturer at Harvard Business School. Prior to joining the faculty of Harvard Business School, she was executive vice president and chief financial officer of Ahold USA, a U.S. grocery retailer, which she joined in 2009. Prior to joining Ahold USA, Ms. Price was senior vice president, controller and chief accounting officer at CVS Caremark. Earlier in her career, Ms. Price was the chief financial officer of the Institutional Trust Services division of JPMorgan Chase & Co. and also held senior management positions at Prudential Insurance Co. of America, Diageo and Kraft Foods. A certified public accountant, she began her career at Arthur Andersen & Co.

Ms. Price is a director of Bristol Myers Squibb and DaVita Inc., and she rejoined the board of Western Digital Corporation in June 2020 after serving on the board from 2014 to 2019. She also previously served as a director of Dollar General Corporation from 2014 to 2018.

Venkata (Murthy) Renduchintala



Director since 2018

Independent

56 years old

Committees:

Audit Committee (Member)

Finance Committee (Member)

Specific Expertise:
Dr. Renduchintala brings to the Board global experience through his tenure as an executive at Intel Corporation and his other prior positions at Qualcomm, Skyworks and Philips Electronics. Dr. Renduchintala also brings deep technology expertise, with an important perspective on mobile Internet of Things, among other areas that are of relevance to Accenture. As Chief Engineering Officer at Intel Corporation, he also gained expertise in strategic technology-related investments.



Venkata (Murthy) Renduchintala was chief engineering officer at Intel Corporation, a computer products and technology company, from November 2015 to August 2020. He also served as group president of Intel's Technology, Manufacturing and Systems Architecture Group. Prior to joining Intel in 2015, Dr. Renduchintala held various senior positions at Qualcomm Incorporated, a mobile technology company, most recently as executive vice president, Qualcomm Technologies and co-president of Qualcomm CDMA Technologies from 2012 to 2015, where he led the semiconductor business in the computer and mobile segments. Dr. Renduchintala joined Qualcomm Technologies in 2004 from Skyworks Solutions, Inc., where he was vice president and general manager of the Cellular Systems division from 2000 to 2004. Prior to Skyworks, he spent a decade with Philips Electronics, Inc. progressing to become vice president of engineering for its consumer communications business.

 Senior Leadership Experience　　 Public Company Board Experience　　 Global Expertise　　 Finance, Accounting and Risk Mgmt.　　 Innovation and Technology　　 Investment Expertise　　 Government and Regulatory

Arun Sarin



Director since 2015

Independent

67 years old

Committees:

Compensation, Culture & People Committee (Member)

Nominating, Governance & Sustainability Committee (Chair)

Specific Expertise:
Mr. Sarin brings to the Board significant global, managerial and financial experience as a result of his tenure as chief executive officer at Vodafone and prior senior executive experience. The Board benefits from his technology background and experience in the telecommunications industry. Mr. Sarin also brings an important perspective from his service as a director of other global, public company boards.



Arun Sarin was chief executive officer of Vodafone Group Plc ("Vodafone"), a telecommunications company, from 2003 until his retirement in 2008, and also served as a director of Vodafone from 1999 to 2008. Mr. Sarin began his career at Pacific Telesis Group in 1984. He progressed through various management positions there and at AirTouch Communications Inc., which Pacific Telesis spun off in 1994, and was named president and chief operating officer of AirTouch in 1997. After AirTouch merged with Vodafone in 1999, he was appointed chief executive officer of Vodafone's U.S./Asia-Pacific region. He left Vodafone in 2000 to become chief executive officer of InfoSpace, Inc., and from 2001 until 2003, he served as chief executive officer of Accel-KKR Telecom. Mr. Sarin rejoined Vodafone in 2003 as its group chief executive officer. After his retirement in 2008, he served as a senior advisor to Kohlberg Kravis Roberts & Co. for five years.

Mr. Sarin is chairman of the board of Cerence, Inc. and a director of The Charles Schwab Corporation. He is also chairman of the board of Trepont Acquisition Corp I, a special purpose acquisition company. He previously served as a director of Blackhawk Network Holdings, Inc. from 2009 to 2018 and Cisco Systems, Inc. from 2009 to 2020 and from 1998 to 2003.

Julie Sweet



Director since 2019

Chair and Chief Executive Officer

54 years old

Specific Expertise:
Ms. Sweet brings to the Board a strong leadership track record from her tenure as a member of Accenture's global management committee and senior leadership team. Given her current role as chief executive officer and her previous executive roles as chief executive officer of Accenture's business in North America, the Company's largest geographic market, and general counsel, secretary and chief compliance officer, Ms. Sweet also brings to the Board a broad understanding of the Company's business, operations and growth strategy. The Board also benefits from Ms. Sweet's perspective from her external leadership as Trustee of the World Economic Forum, a Board member of the Business Roundtable and her public policy advocacy in the areas of innovation, technology's impact on business and inclusion and diversity.



Julie Sweet has been our chief executive officer and a member of the Board of Directors since September 2019 and became chair of our Board of Directors in September 2021. From June 2015 to September 2019, Ms. Sweet served as chief executive officer of Accenture's business in North America. From March 2010 to June 2015, she was our general counsel, secretary and chief compliance officer. Prior to joining Accenture in 2010, Ms. Sweet was a partner for 10 years in the law firm Cravath, Swaine & Moore LLP.

 Senior Leadership Experience    Public Company Board Experience    Global Expertise    Finance, Accounting and Risk Mgmt.    Innovation and Technology    Investment Expertise    Government and Regulatory

Frank K. Tang



Director since 2014

Independent

53 years old

Committees:

Finance Committee
(Member)

Specific Expertise:
Mr. Tang brings to the Board significant business and leadership experience both in investment banking, from his tenure at Goldman Sachs, and in private equity, as a co-founder of FountainVest Partners and as a senior managing director and head of China investments at Temasek Holdings. He also brings to the Board technology experience based upon years of technology investment and private board experience. The Board also benefits from his deep knowledge and expertise in the Asian markets, particularly with respect to China.



Frank K. Tang is chairman and chief executive officer of FountainVest Partners ("FountainVest"), a leading private equity firm focusing on investments in China. Before co-founding FountainVest in 2007, Mr. Tang was senior managing director and head of China investments at Temasek Holdings. Prior to joining Temasek in 2005, Mr. Tang was a managing director at Goldman Sachs, where he worked for nearly 11 years, including as the head of the telecommunications, media and technology investment banking group in Asia, excluding Japan.

Mr. Tang previously served as a director of Weibo Corporation from 2014 to 2020.

Tracey T. Travis



Director since 2017

Independent

59 years old

Committees:

Audit Committee
(Member)

Finance Committee
(Member)

Specific Expertise:
Ms. Travis brings to the Board significant experience in both finance and operations management in various industries through her experience as the chief financial officer of The Estée Lauder Companies Inc., where she also is responsible for information technology, and prior positions at Ralph Lauren, Limited Brands, PepsiCo and General Motors. Ms. Travis also brings an important perspective from her service as a director of other public company boards.



Tracey T. Travis has been executive vice president and chief financial officer of The Estée Lauder Companies Inc., a global manufacturer and marketer of skin care, makeup, fragrance and hair care products, since 2012. Before assuming her current position, Ms. Travis served as the senior vice president of finance and chief financial officer of Ralph Lauren Corporation from January 2005 through July 2012. From 2001 to 2004, Ms. Travis was with Limited Brands, where she served as senior vice president of Finance from 2002 to 2004 and chief financial officer of Intimate Brands Inc. from 2001 to 2002. From 1999 to 2001, Ms. Travis was chief financial officer of the Americas Group of American National Can, where she led both the finance and information technology groups. From 1989 to 1999, Ms. Travis held various management positions at PepsiCo/Pepsi Bottling Group. Ms. Travis began her career at General Motors Co. as an engineer and senior financial analyst.

Ms. Travis is a director of Facebook, Inc. She previously served as a director of Campbell Soup Company from 2011 to 2017.

Herbert Hainer, who had been a director since November 2016, resigned from the Board on June 19, 2021, as described in the Form 8-K filed with the SEC on June 24, 2021.

Director compensation

The Compensation, Culture & People Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the full Board with respect to the compensation of our independent directors annually or more frequently as circumstances may warrant. The full Board reviews these recommendations and makes a final determination on the compensation of our directors. The Compensation, Culture & People Committee's review of director compensation in fiscal 2021 included consideration of the compensation practices of the boards of directors of relevant peer companies and the general market, as well as a study by its independent consultant, which was prepared at the request of the Compensation, Culture & People Committee. After review of the Compensation, Culture & People Committee's recommendation, the Board approved the independent director compensation for fiscal 2021 described below.

Elements of Director Compensation

Each independent director receives annual compensation in the form of an annual cash retainer and an annual equity retainer, as well as the additional retainers as noted below:



Annual Retainer
$110,000

Director Compensation[(1)]

Annual RSU Grant
$220,000

Additional Annual Director Compensation

- **$25,000** Retainer for Audit Committee Chair

- **$15,000** Retainer for Audit Committee Members

- **$20,000** Retainer for each Compensation, Culture & People Committee, Finance and Nominating, Governance & Sustainability Committee Chair

- **$10,000** Retainer for each Compensation, Culture & People Committee, Finance, and Nominating, Governance & Sustainability Committee Member

- **$42,500** Retainer for independent Lead Director

(1) Each of our independent directors may elect to receive the annual retainer and other retainers in the form of cash, entirely in the form of restricted share units ("RSUs") or one-half in cash and one-half in RSUs. Grants of RSUs to our directors are fully vested on the date of grant, and future delivery of the underlying shares is not dependent on a director's continued service. Directors are entitled to a proportional number of additional RSUs on outstanding awards if we pay a dividend. The underlying shares for RSU awards granted in fiscal 2021 will be delivered one year after the grant date; directors may not further delay delivery of the shares. Newly appointed directors who are elected or appointed after the date of the annual general meeting will receive an initial award of fully vested RSUs valued at approximately $220,000 upon appointment to the Board in lieu of the annual RSU grant. The non-executive chair, if any, receives an additional award of fully vested RSUs valued at approximately $200,000.

Governance Features

Our compensation program for independent directors operates with the following governance features:

- **Equity Ownership Requirements.** Directors must maintain ownership of Accenture equity having a fair market value equal to three times the value of the annual director equity grant. This requirement must be met by each director within three years of joining the Board. Each of our directors who had been a director for three or more years met this requirement in fiscal 2021 (solely based on shares held and vested equity awards).

- **Limit on Director Compensation.** Annual limit of $750,000 in maximum aggregate compensation per individual independent director.

- **Trading Windows.** Our directors can only transact in Accenture securities during approved trading windows after satisfying mandatory clearance requirements.

- **Hedging and Pledging Prohibition.** Our Restricted Persons Trading policy and our Insider Trading policy prohibit our directors from hedging or pledging Accenture securities.

- **Other Compensation.** Our independent directors do not receive any non-equity incentive plan compensation, participate in any Accenture pension plans or have any non-qualified deferred compensation earnings. We provide our directors with directors and officers liability insurance as part of our corporate insurance policies and have entered into indemnification agreements with each of our directors. We also reimburse our directors for reasonable travel and related fees and expenses incurred in connection with their participation in Board or Board committee meetings and other related activities, such as site visits and presentations in which they engage as directors.

Director Compensation for Fiscal 2021

As described more fully above, the following table summarizes the annual compensation for our independent directors during fiscal 2021:

Name	Fees Earned or Paid in Cash($)[1]	Stock Awards($)[2][3]	All Other Compensation($)[4]	Total($)
Jaime Ardila	$145,000	$219,790	10,000	$374,790
Herbert Hainer[5]	$130,000	$219,925	—	$349,925
Nancy McKinstry	$140,000	$219,824	—	$359,824
Beth E. Mooney	$120,000	$219,790	—	$339,790
Gilles C. Pélisson	$162,500	$219,959	—	$382,459
Paula A. Price	$145,000	$219,790	—	$364,790
Venkata (Murthy) Renduchintala	$125,000	$219,790	—	$344,790
Arun Sarin	$140,000	$219,790	—	$359,790
Frank K. Tang	$120,000	$219,991	—	$339,991
Tracey T. Travis	$135,000	$219,841	—	$354,841

(1) The annual retainers and additional retainers for Board committee service paid to our independent directors during fiscal 2021 were as follows:

Name	Annual Retainer($)	Committee Chair Retainer($)	Committee Member Retainer($)	Total($)
Jaime Ardila	$110,000	$20,000	$15,000	$145,000
Herbert Hainer[a]	$110,000	—	$20,000	$130,000
Nancy McKinstry[a]	$110,000	$20,000	$10,000	$140,000
Beth E. Mooney	$110,000	—	$10,000	$120,000
Gilles C. Pélisson[a]	$152,500	—	$10,000	$162,500
Paula A. Price	$110,000	$25,000	$10,000	$145,000
Venkata (Murthy) Renduchintala	$110,000	—	$15,000	$125,000
Arun Sarin	$110,000	$20,000	$10,000	$140,000
Frank K. Tang[a]	$110,000	—	$10,000	$120,000
Tracey T. Travis[a]	$110,000	—	$25,000	$135,000

(a) Messrs. Hainer, Pélisson and Tang elected to receive 100% of their retainers in the form of fully vested RSUs, with a grant date fair value approximately equal to the cash amount that they would otherwise have received. Mses. McKinstry and Travis elected to receive 50% of their retainers in the form of fully vested RSUs, with a grant date fair value approximately equal to 50% of the cash amount they would otherwise have received. The number of fully vested RSUs awarded was based on the fair market value of Accenture plc Class A ordinary shares on the date of grant, rounded down to the nearest number of whole shares.

(2) Represents aggregate grant date fair value of stock awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("Topic 718"). For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2021. Reflects the grant of a whole number of shares.

(3) The aggregate number of vested RSU awards for which shares had not yet been delivered and that remained outstanding at the end of fiscal 2021 for each of our independent directors was as follows:

Name	Aggregate Number of Vested RSU Awards Outstanding as of August 31, 2021
Jaime Ardila	891
Herbert Hainer	1,418
Nancy McKinstry	1,175
Beth E. Mooney	891
Gilles C. Pélisson	1,550
Paula A. Price	891
Venkata (Murthy) Renduchintala	891
Arun Sarin	891
Frank K. Tang	1,378
Tracey T. Travis	1,165

(4) The aggregate amount of perquisites and other personal benefits received by each of our independent directors in fiscal 2021 was less than $10,000. The amount included in the "All Other Compensation" column for Mr. Ardila reflects a $10,000 contribution made by the Company to Foundation Caring for Colombia in memory of Mr. Ardila's late wife.

(5) Under SEC rules, Mr. Hainer is required to be included in the Director Compensation Table as he served on the Board during a portion of fiscal 2021. Mr. Hainer resigned from the Board on June 19, 2021.

Beneficial ownership

Beneficial Ownership of Directors and Executive Officers

To our knowledge, except as otherwise indicated, each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him or her. For purposes of the table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which a person is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days after November 29, 2021. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any shares that such person or group of persons has the right to acquire within 60 days after November 29, 2021 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group of persons.

The following beneficial ownership table sets forth, as of November 29, 2021, information regarding the beneficial ownership of Accenture plc Class A ordinary shares held by: (1) each of our director nominees and named executive officers; and (2) all of our current directors and executive officers as a group. No person listed below owns any Accenture plc Class X ordinary shares.

Name of Beneficial Owner[1]	Accenture plc Class A Ordinary Shares	
	Shares Beneficially Owned[#]	% Shares Beneficially Owned
Jaime Ardila	12,384	*
Nancy McKinstry	4,250	*
Beth E. Mooney	—	*
Gilles C. Pélisson	15,233	*
Paula A. Price	6,436	*
Venkata (Murthy) Renduchintala	2,580	*
Arun Sarin	5,733	*
Frank K. Tang	8,080	*
Tracey T. Travis	4,289	*
David P. Rowland	16,274	*
Julie Sweet[2]	16,768	*
KC McClure[3]	15,260	*
Gianfranco Casati	24,977	*
Jean-Marc Ollagnier[4]	206,027	*
All Directors and Executive Officers as a Group (18 Persons)[5]	418,679	*%

* Less than 1% of Accenture plc's Class A ordinary shares outstanding.

(1) Address for all persons listed is c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA.

(2) Includes 9,008 RSUs that could be delivered as shares within 60 days from November 29, 2021.

(3) Includes 2,304 RSUs that could be delivered as shares within 60 days from November 29, 2021.

(4) Includes 3,708 RSUs that could be delivered as shares within 60 days from November 29, 2021.

(5) Includes 24,553 RSUs that could be delivered as shares within 60 days from November 29, 2021.

Beneficial Ownership of More Than 5%

Based on information available as of November 29, 2021, no person beneficially owned more than 5% of Accenture plc's Class X ordinary shares, and the only persons known by us to be a beneficial owner of more than 5% of Accenture plc's Class A ordinary shares outstanding (which does not include shares held by Accenture) were as follows:

Name and Address of Beneficial Owner	Accenture plc Class A Ordinary Shares	
	Shares Beneficially Owned	% Shares Beneficially Owned
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[1]	55,150,022	8.4%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055[2]	46,169,055	7.0%

(1) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group and certain related entities reporting sole power to vote or direct the vote over 0 Class A ordinary shares, sole power to dispose or direct the disposition of 52,294,786 Class A ordinary shares, shared power to vote or direct the vote over 1,122,042 Class A ordinary shares and shared power to dispose or direct the disposition of 2,855,236 Class A ordinary shares.

(2) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on January 29, 2021 by BlackRock, Inc. and certain related entities reporting sole power to vote or direct the vote over 39,356,295 Class A ordinary shares and sole power to dispose or direct the disposition of 46,169,055 Class A ordinary shares.

As of November 29, 2021, Accenture beneficially owned an aggregate of 26,079,031 Accenture plc Class A ordinary shares, or 4.0% of the issued Class A ordinary shares. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc.



Proposal 2

Non-binding vote to approve executive compensation

Proposal 2: Non-binding vote to approve executive compensation

We are pleased to provide our shareholders the opportunity to vote on a non-binding advisory resolution to approve the compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis and compensation tables.

In considering their vote, we urge shareholders to review the information on Accenture's compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 33 to 50, as well as the discussion regarding the Compensation, Culture & People Committee on page 10.

The shareholder vote on this resolution will not be binding on management or the Board. However, the Board and the Compensation, Culture & People Committee value the opinions of our shareholders and will review and consider the voting results when making future compensation decisions for our named executive officers.

Shareholders continued to show strong support of our executive compensation programs, with **more than 93% of the votes cast for the approval of our "say-on-pay"** proposal at our 2021 annual general meeting of shareholders.

Accenture employs a pay-for-performance philosophy for our entire global management committee and all of our named executive officers. Our compensation philosophy and framework have resulted in compensation for our named executive officers that reflects the Company's financial results and the other performance factors described in "—Compensation Discussion and Analysis—Process for Determining Executive Compensation." Our annualized total shareholder return for the three-year period ended August 31, 2021 was 27.8%, which was in the 86th percentile among our peers, and our annualized total shareholder return for the five-year period ended August 31, 2021 was 24.6%, which was in the 75th percentile among our peers.

As required under Irish law, the resolution in respect of Proposal 2 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

In accordance with our policy of holding annual "say-on-pay" advisory votes, the next "say-on-pay" advisory vote is expected to occur at our 2023 annual general meeting of shareholders.

The text of the resolution in respect of proposal 2 is as follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and compensation tables, is hereby approved."

 **The Board recommends that you vote "FOR" the approval of the compensation of our named executive officers.**

Executive compensation

Compensation Discussion and Analysis

In this section, we review the objectives and elements of Accenture's executive compensation program, its alignment with Accenture's performance and the 2021 compensation decisions regarding our named executive officers.

Fiscal 2021 Overview

Accenture is a leading global professional services company that helps clients build their digital core, transform their operations, and accelerate revenue growth—creating tangible value across their enterprises at speed and scale. We provide a broad range of services in strategy and consulting, interactive, technology and operations, with digital capabilities across all of these services. We combine unmatched industry experience and specialized capabilities, together with our culture of innovation and shared success to serve clients in more than 120 countries. As a talent- and innovation-led organization, our approximately 624,000 people have highly specialized skills that drive our differentiation and competitiveness. We care deeply for our people, and are committed to a culture of shared success, to investing in our people to provide them with boundaryless opportunities to learn and grow in their careers through their work experience and continued development, training and reskilling, and to helping them achieve their aspirations both professionally and personally. We have an unwavering commitment to inclusion and diversity.

We measure our success on how well we create 360° value for all stakeholders—our clients, people, shareholders, partners and communities. We believe this commitment, along with our innovative mindset and culture of shared success, is directly linked to the trust of our clients and partners and our ability to attract great people.

Our compensation program rewards our named executive officers for their overall contribution to Accenture's performance, including execution against our business plan and the creation of 360° value for all our stakeholders.

In fiscal 2021, we delivered both outstanding financial results and 360° value beyond our financials in the most unprecedented and uncertain period our market has ever experienced. In fiscal 2021, we reached revenues of $50.5 billion—a significant milestone that represents 14% growth in U.S. dollars and 11% growth in local currency. We gained significant market share, expanded our operating margin 40 basis points while investing significantly in our business and our people, and returned $5.9 billion to shareholders.

In addition to record revenues, new bookings and profitability, we celebrated more than 120,000 promotions and delivered over 31 million training hours for our team. We added approximately 118,000 people to our global workforce, creating significant employment opportunities in our communities, and donated $54 million in COVID-19 surge relief. We are now 46% women, on track to achieve our goal of gender parity by 2025, and we are honored to hold the number one position with our largest ecosystem partners. We are now using 53% renewable electricity in our offices and centers around the world, on our way to our goal of 100% in 2023.

Fiscal 2021 Named Executive Officers

The Company's named executive officers for the fiscal year ended August 31, 2021 and their titles are:



**Julie
Sweet**

Chair and Chief
Executive Officer



**KC
McClure**

Chief Financial
Officer



**Gianfranco
Casati**

Chief Executive
Officer—Growth
Markets



**Jean-Marc
Ollagnier**

Chief Executive
Officer—Europe



**David P.
Rowland***

Former Executive
Chairman

*   Mr. Rowland stepped down as executive chairman and retired effective September 1, 2021.

Fiscal 2021 Company Performance Highlights

The compensation of the Company's named executive officers is tied to both Company and individual performance. We delivered **record performance in fiscal 2021**, with significant market share gains and strong profitability, driving superior shareholder value.

Revenues

$50.5B

An increase of 14 percent in U.S. dollars and 11 percent in local currency from fiscal 2020, including revenues of $23.7 billion from North America, $16.7 billion from Europe and $10.1 billion from Growth Markets

New Bookings

$59.3B

Record bookings, **an increase of 20 percent** in U.S. dollars from fiscal 2020

Diluted Earnings Per Share

$9.16

An increase of 16 percent from $7.89 in fiscal 2020, including $0.36 and $0.43, respectively, in gains on an investment; excluding these gains, **adjusted EPS increased 18 percent to $8.80** in fiscal 2021 from $7.46 in fiscal 2020

Operating Margin

15.1%

An expansion of 40 basis points from fiscal 2020

Free Cash Flow

$8.4B

Record free cash flow, defined as operating cash flow of **$9.0 billion** net of property and equipment additions of **$580 million**, with a free cash flow to (adjusted) net income ratio of 1.5

Cash Returned to Shareholders

$5.9B

Defined as **cash dividends of $2.24 billion** and **share repurchases of $3.70 billion**. In fiscal 2021, we paid dividends of $3.52 per share, a 10 percent increase over the prior year

* See "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 82.

Overview of Compensation Elements

The primary elements of our executive compensation programs for our named executive officers included the following for fiscal 2021:

	Pay Element	Payment Form	Description/Objectives
Fixed	**Base Compensation**	Cash	• Provides a fixed level of compensation each year. • Reflects the executive's leadership role.
Variable	**Global Annual Bonus**	Cash	• Designed to tie pay to both individual and Company performance for the fiscal year. • Paid from funds accrued during the fiscal year based on Company financial performance, compared to the earnings target for the year.
	Key Executive Performance Share Program	Equity	• The most significant element of compensation. • Vesting of awards is tied to meeting performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year period.
	Accenture Leadership Performance Equity Award Program	Equity	• Rewards high performers based on individual and Company performance, in each case, with respect to the prior fiscal year.
	Voluntary Equity Investment Program	Equity	• Opportunity to designate up to 30% of cash compensation to make monthly purchases of Accenture pic Class A ordinary shares. • 50% matching RSU grant following the end of the program year that generally vests 2 years later.

Compensation Practices

The Compensation, Culture & People Committee oversees the design and administration of the Company's compensation programs, among other things. The Compensation, Culture & People Committee believes that a well-designed, consistently applied compensation program is fundamental to the Company's culture of shared success. The compensation program for the named executive officers is designed to reward them for their overall contribution to Company performance, including the Company's execution against its business plan and the creation of 360° value for all stakeholders. The Compensation, Culture & People Committee recognizes that in a professional services firm, it is the collective leadership and individual contributions of our people around the world that are responsible for creating success for all of our stakeholders. Specifically, the program is designed to create shareholder value through:

• **Pay-for-Performance** by aligning compensation to company performance.

• **Appropriate Pay Mix** with an emphasis on performance-based long-term compensation.

• **Creating 360° Value** with our culture of shared success, to deliver value for our clients, people, shareholders, partners and communities.

• **Competitive Benchmarking** against our proxy peer group and similar roles across the broader market.

• **Leadership Essentials** demonstrated by executives are considered in determining compensation outcomes.

The Compensation, Culture & People Committee and management seek to ensure that our executive compensation programs align with our core compensation philosophy. We maintain the following policies and practices that drive our named executive officer compensation programs:

 **What We Do**

- Align our executive pay with Performance
- Set challenging performance objectives
- Appropriate mix of short- and long-term incentives
- Align executive compensation with shareholder returns through performance-based vesting of equity incentive awards
- Use appropriate peer groups when establishing compensation
- Implement meaningful equity ownership guidelines
- Include caps on individual payouts in short- and long-term incentive plans

- Include a clawback policy for our cash and equity incentive awards
- Include restrictive covenants in award agreements, with a clawback of equity under specified circumstances
- Mitigate potential dilutive effects of equity awards through our share repurchase programs
- Hold an annual "say-on-pay" advisory vote
- Conduct annual compensation risk review and assessment
- Retain an independent compensation consultant

 **What We Don't Do**

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements
- No "golden parachutes," change in control payments or excise tax gross-ups
- No change in control "single trigger" equity acceleration provisions
- No dividends or dividend equivalents paid until vesting
- No hedging or pledging of Company shares
- No supplemental executive retirement plan

Pay-for-Performance

The Compensation, Culture & People Committee believes that total compensation for the Company's named executive officers should closely align with the Company's performance and each individual's performance.

Our named executive officers are eligible for a cash bonus award under our Global Annual Bonus program, which is funded during the fiscal year based on Company financial performance compared to the earnings target for the year, and rewards them for Company and individual performance evaluated against performance objectives, as described below under "—Performance Objectives Used in Evaluations." We also use two primary equity compensation programs for our named executive officers: the Key Executive Performance Share Program, which rewards achievement over a prospective three-year performance period; and the Accenture Leadership Performance Equity Award Program, which rewards executives for performance in the preceding fiscal year. To further align our executives' pay with the Company's performance, in October 2021, the Compensation, Culture & People Committee introduced a performance grant value modifier that will adjust the target value of awards under the Key Executive Performance Share program based on Company performance. The Company's performance will determine the performance grant value modifier, which can range from 0.85X to 1.15X of the target value for such awards. The modifier is capped at 1.00X unless the Company's relative TSR over the prior two-year period equals or exceeds the 55th percentile among a group of third-party identified compensation peers. In addition, the Key Executive Performance Share awards are subject to further performance adjustment upon vesting and payouts will range from 0% to 150% of the target level based on the Company's relative TSR and cumulative operating income performance over a three-year performance period, as discussed below under "—Compensation Programs."

When setting compensation, the Compensation, Culture & People Committee considers the Company's performance and compensation earned over a multi-year period, in each case, relative to our peer group. As the graph below shows, **the Company's performance** with respect to total shareholder return over a three-year period was at the **86th percentile** among the companies in our peer group as of August 31, 2021. The **realizable total direct compensation** for the role of chief executive officer over this same period was at the **27th percentile**, which indicates that relative Company performance ranked significantly higher than relative realizable pay, as compared to our peer group.

In the chart below, three-year realizable total CEO direct compensation includes fiscal 2021 and 2020 compensation for our current chair and chief executive officer and fiscal 2019 compensation for our former executive chairman, who served as interim chief executive officer during fiscal 2019.


3-Year Realizable Total CEO Direct Compensation Percentile
100%
50%
0%
0%
50%
100%
27th percentile pay
Accenture
86th percentile TSR
Peer Companies
3-Year Total Shareholder Return Percentile

We define realizable total direct compensation as the sum of the following, based on information reported in each company's most recent annual proxy statement:

(1) all cash compensation earned during the preceding three-year period;

(2) the value of all time-vested restricted shares, RSUs, and stock options granted during the preceding three-year period, valued as of August 31, 2021; and

(3) the value of all performance-vested restricted shares and RSUs granted during the preceding three-year period, based on actual performance results or estimated performance to date (based on proxy disclosures), valued as of August 31, 2021.

The companies included in our peer group used for benchmarking executive compensation are identified under "—Role of Benchmarking" below.

The average realizable total direct compensation for all of our named executive officers for the same three-year period was at the 45th percentile while our total shareholder return percentile was higher at the 86th percentile.

Say-on-Pay Vote

Shareholders continued to show strong support of our executive compensation programs, with **more than 93% of the votes cast for the approval of our "say-on-pay"** proposal at our 2021 annual general meeting of shareholders. Given this strong support, which we believe demonstrates our shareholders' satisfaction with the alignment of our named executive officers' compensation with the Company's performance, the Compensation, Culture & People Committee determined not to implement any significant changes to our compensation programs in fiscal 2021 as a result of the shareholder advisory vote.

Process for Determining Executive Compensation

With guidance from its independent compensation consultant, Pay Governance LLC ("Pay Governance"), the Compensation, Culture & People Committee reviews and approves a peer group annually in July, for use in conducting competitive market benchmarking of compensation for our named executive officers. This peer group is used to provide a meaningful gauge of current pay practices and levels as well as overall compensation trends among companies engaged in the different aspects of the Company's business for purposes of assessing compensation for our named executive officers, as further described under "—Role of Benchmarking."

The Compensation, Culture & People Committee holds two meetings in October of each year. At the first meeting, the Compensation, Culture & People Committee, with input from the Nominating, Governance & Sustainability Committee, assesses overall Company performance for the completed fiscal year as well as the performance of our chair and chief executive officer and our executive chair, if any. At subsequent meetings, the Compensation, Culture & People Committee, with input from Pay Governance, considers this overall Company performance as well as the chair and chief executive officer's recommendations when determining each other individual named executive officer's performance rating in assessing whether they exceeded, met or partially met their performance objectives for the year and setting their individual compensation levels.

In October 2021, the Compensation, Culture & People Committee and the Nominating, Governance & Sustainability Committee, in consultation with Ms. Sweet and Ms. McClure, evaluated overall Company performance for fiscal 2021 by reviewing the results achieved against the performance objectives for the year (as discussed below under "—Performance Objectives Used in Evaluations") and then determined whether the Company exceeded, met or partially met the objectives as a whole for the year.

In assessing overall Company performance, the committees focused on those aspects of the Company's performance reflected in the "Proxy Summary—Financial Highlights" above. The committees considered the Company's record performance in fiscal 2021 across numerous financial metrics taking into account the Company's expanded market share across services and geographies, the continued significant investments in both its business and its people, including the completion of 46 acquisitions, and the promotion of over 120,000 employees, all while executing against the Company's strategic objectives during the ongoing challenges of the COVID-19 pandemic. As a result, the committees set the Company's performance rating for fiscal 2021 in the **"exceeds"** category. The committees' evaluation of Ms. Sweet's and Mr. Rowland's performance is discussed below under "—Fiscal 2021 Compensation Decisions."

At the subsequent meeting in October of 2021, the Company's performance rating was used as one of the key factors in setting the amounts of compensation that the named executive officers receive for each of the performance elements of compensation described below. In setting compensation, the Compensation, Culture & People Committee took into account the individual performance ratings for Ms. Sweet and Mr. Rowland that it set together with the Nominating, Governance & Sustainability Committee and the individual performance ratings that it set, together with Ms. Sweet, for the other named executive officers. Applying these performance ratings, and after considering appropriate benchmarking data, the Compensation, Culture & People Committee then approved individual compensation levels for each named executive officer.

Performance Objectives Used in Evaluations

As discussed above, performance-based compensation is determined by evaluating performance against annual objectives. The objectives for fiscal 2021 were updated as part of a shared success scorecard to align to our fundamental and strategic priorities. These annual objectives went through multiple layers of review, including by the Compensation, Culture & People Committee's independent compensation consultant, to ensure that they were rigorous and challenging before being reviewed and approved by the Compensation, Culture & People Committee at the beginning of the fiscal year. Performance against the shared success scorecard served as one of the components against which the Compensation, Culture & People Committee, together with the Nominating, Governance & Sustainability Committee, considered Ms. Sweet's performance, and the Compensation, Culture & People Committee considered each other named executive officer's performance, for fiscal 2021. The fiscal 2021 shared success scorecard included financial performance objectives that were established by reference to our business plan, including with respect to revenue growth in local currency, operating margin, earnings per share, new bookings and free cash flow, as well as other non-financial objectives, as described below. Our named executive officers also have additional objectives specific to their roles, including for Ms. Sweet, which included increasing the leadership position of the Company within the marketplace, improving client satisfaction, and driving growth within specific identified areas of focus. We believe that encouraging our named executive officers, as well as other employees with management responsibility, to focus on a variety of performance objectives that reflect our commitment to creating value for our clients, people, shareholders, partners and communities reduces the incentive to take excessive risk with respect to any single objective. The Company does not apply a formula or use a pre-determined weighting when comparing overall performance against the various objectives, and no single objective is material in determining individual performance and resulting pay decisions.

For fiscal 2021, over 470 Accenture employees with management responsibility, including each of the named executive officers, were evaluated under the shared success scorecard, which included enterprise-wide objectives in the following key categories. In addition, leaders were evaluated under additional individual performance objectives where they could make a personal impact.

 **Driving financial performance.** Continued focus on key metrics of overall financial success.

 **Executing our growth strategy.** Focusing on strategic priority areas and growth initiatives across company geographies.

 **Gaining market share.** Growing faster than the market while delivering strong underlying profitability, enabling continued investment in our business and our people.

 **360° value implementation.** Creating 360° value for all stakeholders by delivering on the promise of technology and human ingenuity to help our clients navigate a changing world and transform their organizations for an increasingly digital future.

 **Capturing momentum in the market.** Driving growth across all dimensions of our business – across geographic markets, industries, and services.

 **Creating industry solutions.** Leveraging our experiences, global resources and advanced technologies to create solutions across the entire value chain.

 **Unwavering commitment to inclusion and diversity.** Achieving gender, racial and ethnic diversity and inclusion targets, including metrics related to recruitment, advancement and retention based on our goals for 2025 for a 50/50 gender-balanced workforce, 30% women managing directors, and increased race and ethnicity representation.

 **Retaining the best people.** Executing against our talent strategy to recruit and retain the best people.

 **Investing in our people.** Investing in our people to drive professional and personal development and support our clients.

Fiscal 2021 Compensation Decisions

Summaries of the processes undertaken and the compensation decisions made by the Compensation, Culture & People Committee in recognition of our named executive officers' performance during fiscal 2021 are described below.

Chair and Chief Executive Officer

In October 2021, the Compensation, Culture & People Committee and the Nominating, Governance & Sustainability Committee considered Ms. Sweet's individual performance against the metrics described above under "—Process for Determining Executive Compensation." The committees also took into account feedback solicited by our chief leadership & human resources officer from members of our executive committee and other senior leaders.

The committees set Ms. Sweet's individual performance rating for fiscal 2021 at a level consistent with the overall Company performance rating, which was in the **"exceeds"** category and established her performance grant value modifier, for purposes of determining the target value of her Key Executive Performance Share Program award, at 1.15X, as further described under "—Compensation Programs." In making its compensation decisions, the Compensation, Culture & People Committee considered many factors, including the Company's record performance and significant market share gains during fiscal 2021, the creation of 360° value beyond our financials, Ms. Sweet's exceptional level of engagement with the Company's clients globally, and her execution of the Company's strategic objectives, all while continuing to navigate the COVID-19 pandemic and investing significantly in our business, people and communities.

At the subsequent meeting in October of 2021, the Compensation, Culture & People Committee and its independent compensation consultant, Pay Governance, discussed market trends and reviewed benchmarking reports, as discussed below under "—Role of Benchmarking." As part of this review, when setting Ms. Sweet's compensation based on her performance during fiscal 2021, the Compensation, Culture & People Committee considered the Company's performance results for fiscal 2021, sustained historical performance results, external market references (including absolute and relative performance against the Company's peers) and internal compensation references.

Ms. Sweet was not involved in setting her compensation and was not present during the review of her performance or approval of her compensation. As a result of its fiscal 2021 assessments and consideration of data provided by its independent compensation consultant, the Compensation, Culture & People Committee approved the following compensation elements for Ms. Sweet in recognition of her achievements during fiscal 2021.



Julie Sweet
Chair and Chief Executive Officer

Base Compensation (as of Dec. 1, 2021)	$1,500,000 (Increased from $1,400,000)	
Fiscal 2021 Global Annual Bonus	$5,450,000	
Target Value of January 2022 Equity Awards	$19,450,000 • $14,950,000 under Key Executive Performance Share Program • $4,500,000 under Accenture Leadership Performance Equity Award Program	



Pay Mix

6% Base Compensation

20% Fiscal 2021 Global Annual Bonus

74% January 2022 Equity Awards

77% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period.**

The chart above reflects the compensation elements that the Compensation, Culture & People Committee approved for Ms. Sweet in recognition of her achievements during fiscal 2021. In accordance with the SEC rules, the numbers presented in the 2021 Summary Compensation Table on page 52 of this Proxy Statement include her base compensation paid during fiscal 2021, the long-term incentive equity awards granted to her in fiscal 2021 and her fiscal 2021 Global Annual Bonus payable in fiscal 2022.

Other Named Executive Officers

Former Executive Chairman

At the same meeting where they evaluated Ms. Sweet's fiscal 2021 performance, the Compensation, Culture & People Committee and the Nominating, Governance & Sustainability Committee also set Mr. Rowland's individual performance rating for fiscal 2021 at a level consistent with the overall Company performance rating in the **"exceeds"** category, based on Mr. Rowland's performance during fiscal 2021.

Mr. Rowland was not involved in setting his compensation and was not present during the review of his performance or the approval of his compensation. As a result of its fiscal 2021 assessment the Compensation, Culture & People Committee approved a fiscal 2021 cash bonus of $2,319,967 and, consistent with Accenture's existing policy, a cash payment in the amount of $2,382,300 in lieu of the RSUs that would have been granted to him under the Accenture Leadership Performance Equity Award Program that he would have received had he not retired, as further described below under "Potential Payments Upon Termination."

Other Named Executive Officers

In determining the compensation of the other named executive officers based on their performance during fiscal 2021, Ms. Sweet submitted a recommendation to the Compensation, Culture & People Committee for the overall compensation of each of these officers for the Compensation, Culture & People Committee's review, discussion and approval. In making these recommendations, Ms. Sweet considered the following four factors:

- **Company Performance.** Company performance, as measured against objective and subjective measures under our shared success scorecard;
- **Individual Performance.** Each officer's individual performance;
- **Internal Benchmarks.** Internal comparisons across our executive committee; and
- **External Benchmarks.** External market references.

The individual contributions and leadership of each of the other named executive officers were measured against the relevant portions of the performance objectives as described above in "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations." Management and the Compensation, Culture & People Committee believe that this approach reflects that the leadership team is collectively responsible for a broad range of Company results and initiatives. In evaluating performance against the objectives, no formula or pre-determined weighting was used, and no one objective was individually material.

Ms. Sweet discussed with the Compensation, Culture & People Committee the leadership role and performance of each of the other named executive officers. For the other named executive officers, to the extent applicable, Ms. Sweet also discussed with the Compensation, Culture & People Committee the financial results of the businesses for which they were responsible. In developing her recommendation to the Compensation, Culture & People Committee for the compensation of the named executive officers, Ms. Sweet considered information on market-comparable compensation provided by the Company's compensation consultant, Willis Towers Watson plc ("Willis Towers Watson"). Before making the final compensation decisions for the year, the Compensation, Culture & People Committee reviewed and discussed Ms. Sweet's recommendations, in consultation with its independent compensation consultant.

As a result of its fiscal 2021 assessments and consideration of data provided by its independent compensation consultant, the Compensation, Culture & People Committee established a performance grant value modifier for purposes of determining the target value of each other named executive officer's Key Executive Performance Share Program award at 1.15X, as further described under "—Compensation Programs," and approved the following compensation elements for Ms. McClure, Mr. Casati and Mr. Ollagnier in recognition of their achievements during fiscal 2021:



KC McClure
Chief Financial Officer

Base Compensation (as of Dec. 1, 2021)	$1,100,000 (Increased from $975,000)
Fiscal 2021 Global Annual Bonus	$1,990,950
Target Value of January 2022 Equity Awards	$5,900,000 • $4,600,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



12% Base Compensation

22% Fiscal 2021 Global Annual Bonus

66% January 2022 Equity Awards

78% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period.**



Gianfranco Casati
Chief Executive Officer–Growth Markets

Base Compensation* (as of Dec. 1, 2021)	$1,172,896 (Increased from $1,117,044)
Fiscal 2021 Global Annual Bonus	$2,281,004
Target Value of January 2022 Equity Awards	$5,900,000 • $4,600,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



13% Base Compensation

24% Fiscal 2021 Global Annual Bonus

63% January 2022 Equity Awards

78% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period.**



Jean-Marc Ollagnier
Chief Executive Officer–Europe

Base Compensation* (as of Dec. 1, 2021)	$1,154,233 (Increased from $1,097,891)
Fiscal 2021 Global Annual Bonus	$2,236,159
Target Value of January 2022 Equity Awards	$5,900,000 • $4,600,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



12% Base Compensation

24% Fiscal 2021 Global Annual Bonus

64% January 2022 Equity Awards

78% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period.**

---

*　The base compensation and fiscal 2021 Global Annual Bonus amounts for Messrs. Casati and Ollagnier were converted from Singapore dollars and euros, respectively, to U.S. dollars at an exchange rate of 1.34283 and 0.83601, respectively, which were the average of the monthly translation rates for fiscal 2021.

The chart above reflects the compensation elements that the Compensation, Culture & People Committee approved for the other named executive officers in recognition of their achievements during fiscal 2021. In accordance with the SEC rules, the numbers presented in the 2021 Summary Compensation Table on page 52 of this Proxy Statement include the named executive officers' base compensation paid during fiscal 2021, the long-term incentive equity awards granted to them in fiscal 2021 and their fiscal 2021 Global Annual Bonus payable in fiscal 2022.

Role of Compensation Consultants

The Compensation, Culture & People Committee has engaged Pay Governance to serve as the Compensation, Culture & People Committee's independent compensation consultant. Pay Governance and its affiliates do not provide any services to the Company or any of the Company's affiliates other than advising the Compensation, Culture & People Committee on executive and director compensation. With respect to executive compensation, as requested by the Compensation, Culture & People Committee, Pay Governance advises the Compensation, Culture & People Committee on general marketplace trends in executive compensation, makes proposals for executive compensation programs, recommends peer companies for inclusion in competitive market analyses of compensation and otherwise advises the Compensation, Culture & People Committee with regard to the compensation of our chair and chief executive officer and members of our executive committee. Pay Governance also provides input for the Compensation, Culture & People Committee to consider regarding the final compensation packages of our chair and chief executive officer, as discussed under "—Process for Determining Executive Compensation." In addition, Pay Governance provides input to the Compensation, Culture & People Committee for its annual review of director compensation, as discussed under "Director Compensation."

Management separately receives benchmarking information with respect to the members of our executive committee from its compensation consultant, Willis Towers Watson, as described under "—Role of Benchmarking." While Willis Towers Watson also acts as management's compensation consultant in various capacities with respect to our global workforce of approximately 624,000 employees and assists management in formulating its compensation recommendations for the members of our executive committee, the Compensation, Culture & People Committee has separately engaged Pay Governance as its independent compensation consultant to provide it with independent advice and to avoid any conflicts of interest. The Compensation, Culture & People Committee has assessed the independence of Pay Governance pursuant to the applicable rules and determined that its engagement does not raise any conflict of interest.

Role of Benchmarking

Pay Governance performs extensive analyses focusing on executive compensation opportunity, total realizable pay, the difficulty of achieving incentive plan goals, pay-for-performance alignment and the compensation levels of chief executive officers and other executive officers across our peer group companies. The Compensation, Culture & People Committee considers these analyses when determining the compensation of our named executive officers, including the chair and chief executive officer.

In addition, Willis Towers Watson prepares a report that includes a comparison of our named executive officers' compensation to comparable roles within our proxy peer group companies, as well as the most recent publicly available data for similar roles across the world's largest technology companies. The Willis Towers Watson report serves as one input to consider along with Company and individual performance, internal comparisons across members of our executive committee and alignment with our shared success compensation philosophy.

Because the future performance of the Company and the companies in our peer group are not known at the time that the compensation opportunities under the Company's programs are established, the Compensation, Culture & People Committee also considers an annual review of the most recent historical alignment of pay and performance relative to the Company's peers. This review is intended to help the Compensation, Culture & People Committee ensure that the Company aligns pay and performance relative to its peers and that our compensation programs are working as intended. The results of the review with respect to all of our named executive officers are summarized under "—Pay-for-Performance" above.

Fiscal 2021 Peer Group

The Compensation, Culture & People Committee reviews and approves a peer group annually for use in conducting competitive market analyses of compensation for our named executive officers. We do not believe many companies compete directly with us in all lines of our business. However, the Compensation, Culture & People Committee identifies a peer group of relevant public companies for which data are available that are comparable to the Company in at least some areas of our business. Our peer group includes companies that have one or more of the following attributes, which were considered in the screening process to identify appropriate peers:

• **Listed Company.** Publicly traded securities listed on a U.S. stock exchange that are subject to reporting obligations that are similar to Accenture's;

- **Similar Business or Industry.** Similar business or services operations in the industries and markets in which Accenture competes and/or have a similar business reliance on human capital;
- **Comparable Revenues.** Revenues within a range similar to Accenture's revenues;
- **Competitor.** Being a direct line-of-business competitor; and
- **Global Scale.** Large, global companies with multiple lines of business, typically S&P 100 companies with strong brand recognition.

In July 2021, based on the recommendations of the Compensation, Culture & People Committee's independent compensation consultant, the Compensation, Culture & People Committee approved the removal of Automatic Data Processing, Inc., Hewlett Packard Enterprise Company, and DXC Technology Company from Accenture's peer group and the addition of Visa Inc., salesforce.com, inc. and Morgan Stanley. The Compensation, Culture & People Committee believes the fiscal 2021 compensation peer group accurately reflects Accenture's size and complexity. The Compensation, Culture & People Committee further believes the fiscal 2021 compensation peer group provides a meaningful gauge of current pay practices and levels as well as overall compensation trends among companies engaged in the different aspects of the Company's business for purposes of assessing fiscal 2021 compensation for our named executive officers. The Compensation, Culture & People Committee compares each named executive officer's total target compensation to total target compensation for similar positions within this peer group when setting compensation levels. This ensures that the Compensation, Culture & People Committee has the appropriate benchmarking data to compare pay levels of our named executive officers in the highly-competitive and fluid executive labor market for large technology companies.

Peer Group for Assessing Fiscal 2021 Compensation

Aon plc	International Business Machines Corporation
Chubb Limited	Marsh & McLennan Companies, Inc.
Cisco Systems, Inc.	Microsoft Corporation
Cognizant Technology Solutions Corporation	Morgan Stanley*
General Dynamics Corporation	Oracle Corporation
Honeywell International Inc.	salesforce.com, inc.*
Intel Corporation	Visa Inc.*

Accenture vs. Peer Group[1]



Revenue — **Accenture 77th Percentile**

Market Capitalization — **Accenture 60th Percentile**

0   25   50   75   100   0   25   50   75   100

[1] Reflects the most recent fiscal year-end results.

*For fiscal 2021, these companies replaced Automatic Data Processing, Inc., Hewlett Packard Enterprise Company and DXC Technology Company.

Compensation Programs

This section provides greater detail on the elements of our named executive officers' compensation, which consist of the following:

Cash Compensation

- Base Compensation
- Global Annual Bonus

Long-Term Equity Compensation

- Key Executive Performance Share Program
- Accenture Leadership Performance Equity Program
- Voluntary Equity Investment Program



Cash Compensation

Cash compensation for Accenture's named executive officers consists of two components: base compensation and the Global Annual Bonus, each of which is described below.

Base Compensation

Base compensation provides a fixed level of compensation to the named executive officers each year and reflects each named executive officer's leadership role, as opposed to individual performance. Base compensation may vary for named executive officers based on relative market compensation. Increases to base compensation, if any, generally take effect in connection with a promotion or at the beginning of the compensation year, which begins on December 1 of each year.

Global Annual Bonus

The Global Annual Bonus is designed to tie pay to both individual and Company performance for the fiscal year; in particular, financial performance compared to the earnings target for the year. Final overall funding decisions are made at the end of the fiscal year based primarily upon the Company's performance against this target and are subject to approval by the Compensation, Culture & People Committee. Once the program's Company-wide funding for the year is finalized, individual payouts are determined based on each eligible employee's career level within the Company and individual performance rating. Payments under this program are made after each fiscal year-end. The program is designed to give higher bonuses to top performers and to provide higher incentives as employees advance through our career levels. All members of Accenture Leadership (over 8,500 employees), in addition to our named executive officers, are generally eligible for the Global Annual Bonus.

Each of the named executive officers was assigned a fiscal 2021 annual bonus target that is a percentage of his or her base salary as shown below. A named executive officer may earn more or less than his or her target award based upon the Company's overall funding of the bonus pool and his or her individual annual performance rating, ranging from a minimum bonus of 0% and up to a maximum bonus (assuming 100% funding of the fiscal 2021 bonus pool), as shown below. Fiscal 2021 target bonus levels as a percentage of base pay were unchanged from fiscal 2020 levels (for fiscal 2022 the Compensation, Culture & People Committee approved target bonus levels of 150% of base salary for each of Ms. McClure and Messrs. Casati and Ollagnier).

Named Executive Officer	Minimum Bonus as a % of Target Bonus	Target Bonus as a % of Base Salary	Maximum Bonus as a % of Target Bonus
Julie Sweet	0%	200%	200%
KC McClure	0%	120%	167%
Gianfranco Casati	0%	110%	182%
Jean-Marc Ollagnier	0%	110%	182%
David P. Rowland	0%	140%	143%

The Compensation, Culture & People Committee took the Company's record performance in fiscal 2021 into consideration in approving an overall funding percentage for the Global Annual Bonus that was slightly above the overall target level. In determining the final individual payout levels shown in the "Summary Compensation Table" below, the Compensation, Culture & People Committee considered the Company's overall funding of the bonus pool and each executive's individual annual performance rating, as described under "—Performance Objectives Used in Evaluations" and "—Fiscal 2021 Compensation Decisions."

Long-Term Equity Compensation

Our long-term equity compensation aligns the interests of our named executive officers with those of our shareholders. The Company intends for long-term equity compensation to constitute the most significant component of the compensation opportunity for the named executive officers. The Company offers all of its equity grants in the form of RSUs, which are subject to performance and/or time vesting requirements. With respect to fiscal 2021, our named executive officers were eligible to participate in the following primary programs, which encourage retention and align the interests of eligible participants with our shareholders.

Program	Eligible Employees	Objective
Key Executive Performance Share Program	Senior members of Accenture Leadership	Reward participants for driving the Company's business to meet performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year performance period.
Accenture Leadership Performance Equity Award Program	Members of Accenture Leadership	Reward high performers based on individual and Company performance, in each case, with respect to the prior year.
Voluntary Equity Investment Program	Members of Accenture Leadership	Encourage share ownership through voluntary share purchases, with a 50% matching RSU grant following the end of the program year that generally vests 2 years later.

Key Executive Performance Share Program



Performance metrics:
25% Relative TSR
75% Operating Income

Performance period:
3-years

Payout:
0% – 150%
of target RSUs vest

The Key Executive Performance Share Program is the program under which the Compensation, Culture & People Committee grants the majority of RSUs to the senior members of Accenture Leadership and is intended to be the most significant element of our named executive officers' compensation over time.

Under the program, operating income results are weighted more heavily than total shareholder return. This approach recognizes that operating income more accurately reflects the Company's performance against its objectives. Since vesting of grants under the program depends on Accenture's cumulative performance against these metrics over the three-year period, a significant portion of the named executive officers' realizable total direct compensation is aligned against performance over an extended period. Thus, for example, a period of poor performance against the Company's operating income or relative total shareholder return targets could affect the ultimate vesting percentage for several years of RSU grants made to the named executive officers under this program. The Company also believes linking compensation to long-term Company performance encourages prudent risk management and discourages excessive risk taking for short-term gain.

Based on the Company's cumulative operating income and relative total shareholder return for the three-year period from fiscal 2019 through fiscal 2021, the 2019 Key Executive Performance Share Program awards vested at **129.1%** of the target level.

Awards under our 2021 Key Executive Performance Share Program have a three-year performance period beginning on September 1, 2020 and ending on August 31, 2023.

• **Operating Income Results.** Up to 75% of the total RSUs will vest, if at all, at the end of the three-year performance period based upon the achievement of operating income targets by the Company during the performance period. For each fiscal year during the performance period, the Compensation, Culture & People Committee approves an operating income plan for this program that the Compensation, Culture & People Committee deems to be challenging. The aggregate of these three annual operating income plans forms the reference, or target, for measuring aggregate operating income results over the three years. Performance is then calculated as the actual aggregate operating income divided by the target aggregate operating income, with the percentage vesting of RSUs determined as shown in the table below.

- **Relative Total Shareholder Return.** Up to 25% of the total RSUs will vest, if at all, at the end of the three-year performance period based upon Accenture's total shareholder return, as compared to the total shareholder return of the comparison companies listed below, together with the S&P 500 Total Return Index. Relative total shareholder return is determined by dividing the fair market value of the stock of a company at the end of the performance period (August 31, 2023), adjusted to reflect cash, stock or in-kind dividends paid on the stock of that company during the performance period, by the fair market value of that stock at the beginning of the performance period (September 1, 2020). In order to compare Accenture's relative total shareholder return with that of our comparison companies and the S&P 500 Total Return Index, each company and the S&P 500 Total Return Index is ranked in order of its total shareholder return. Accenture's percentile rank among the comparison companies and the S&P 500 Total Return Index is then used to determine the percentage vesting of RSUs as shown in the table below.

| Performance Level* | Operating Income | | Relative TSR | |
	Accenture Performance Rate vs. Target	Percentage of RSUs that Vest (Out of a Target of 75%)	Accenture Percentile Rank	Percentage of RSUs that Vest (Out of a Target of 25%)
Below Threshold	Below 80%	0%	Below 40th percentile	0%
Threshold	80%	37.5%	40th percentile	12.5%
Target	100%	75%	60th percentile	25%
Maximum	110% or greater	112.5%	At or above 75th percentile	37.5%

* We will proportionally adjust the number of RSUs that vest if Accenture's performance level falls between "Target" and "Maximum," or between "Threshold" and "Target," in each case on a linear basis.

The following comparison companies, together with the S&P 500 Total Return Index, are used for measuring relative total shareholder return for the 2021 Key Executive Performance Share Program. These companies are reviewed and approved by the Compensation, Culture & People Committee annually in advance of the applicable fiscal year.

Key Executive Performance Share Program Peer Group

Aon plc	Infosys Limited
Automatic Data Processing, Inc	Intel Corporation
Capgemini SE	International Business Machines Corporation
Cisco Systems, Inc.	Marsh & McLennan Companies, Inc.
Cognizant Technology Solutions Corporation	Microsoft Corporation
DXC Technology Company	Oracle Corporation
General Dynamics Corporation	SAP SE
Hewlett Packard Enterprise Company	S&P 500 Total Return Index

This group of companies and the S&P 500 Total Return Index together represent a slightly different and broader list than the fiscal 2021 compensation peer group identified under "—Role of Benchmarking" above. These companies and the S&P 500 Total Return Index together were determined to yield a more appropriate comparative group for purposes of evaluating relative total shareholder return than the fiscal 2021 compensation peer group.

Accenture shares underlying the RSUs granted under the Key Executive Performance Share Program that vest are delivered following the Compensation, Culture & People Committee's determination of the Company's results with respect to the performance metrics. Each of our named executive officers received a grant of RSUs under the Key Executive Performance Share Program on January 1, 2020 and January 1, 2021. Each of our named executive officers, except Ms. Sweet, was eligible for provisional age-based vesting as of the grant dates. Provisional age-based vesting means that if a participant voluntarily terminates his or her employment after reaching age 50 and completing 15 years of continuous service, the participant is entitled to pro rata vesting of his or her award at the end of the three-year performance period based on the portion of the performance period during which he or she was employed. The vesting schedules for the Key Executive Performance Share Program awards that were outstanding at the end of fiscal 2021 are set forth in footnote 5 to the "Outstanding Equity Awards at August 31, 2021" table below.

To further align our executives' pay with the Company's performance, beginning with grants made on January 1, 2022, the program includes a performance grant value modifier that is used to adjust the target value of each named executive officer's Key Executive Performance Share award at the time of grant. The performance grant value modifier can range from 0.85X to 1.15X of the otherwise applicable guideline target value for such award and is set by the Compensation, Culture & People Committee based on the Company's 1-year and three-year absolute TSR, as well as an overall assessment of the prior fiscal year performance. The modifier is capped at 1.00X unless the Company's relative TSR over the prior two-year period equals or exceeds the 55th percentile among a group of third-party identified compensation peers. The performance grant value modifier approved in October 2021 for January 1, 2022 grants to the named executive officers were set at 1.15X based on the Company's very strong absolute and relative TSR as well as the other factors discussed above under "Performance Objectives Used in Evaluations."

Accenture Leadership Performance Equity Award Program

The Accenture Leadership Performance Equity Award Program, for which all members of Accenture Leadership are eligible, is designed to recognize and reward high-performing members of Accenture Leadership for their performance in the most recently completed fiscal year and is funded based on overall Company performance. High-performing members of Accenture Leadership receive equity grants in the form of time-vesting RSUs based on their annual performance rating for the prior completed fiscal year. These awards vest in three equal installments on each January 1 following the grant date until fully vested. However, grants under this program to participants who are age 50 or older on the date of grant have a shortened vesting schedule that is graduated based on the age of the participant on the grant date, with a one month vesting period applicable to participants who are age 56 or older on the grant date. As a result, a shorter vesting schedule applied to all or a portion of the RSUs granted under this program to each of our named executive officers in fiscal 2021, as further shown in the "Stock Vested in Fiscal 2021" table below. The actual vesting schedules for these awards outstanding at fiscal year-end are set forth in footnote 2 to the "Outstanding Equity Awards at August 31, 2021" table below.

Voluntary Equity Investment Program

Under the VEIP, Accenture Leadership, including all of our named executive officers, in jurisdictions where permitted, may elect to designate up to 30% of their total cash compensation to this share purchase program. These amounts are deducted from after-tax income and used to make monthly purchases of Accenture plc Class A ordinary shares from Accenture at fair market value on the 5th of each month for deductions taken in the previous month. Participants are awarded a 50% matching RSU grant at the end of the program year in the form of one RSU for every two shares that have been purchased during the program year and that have not been sold or transferred prior to the matching grant date. This matching grant will generally vest in full two years from the date of the grant. Under the program, if a participant leaves Accenture or withdraws from the program prior to the award of the matching grant, he or she generally will not receive a matching grant.

In the last completed program year, which ran from January 2020 to January 2021, Mses. Sweet and McClure and Mr. Ollagnier participated in the VEIP and, based on their respective purchases through the program and held at year-end, received a grant of matching RSUs under the VEIP in fiscal 2021 as indicated above and the "Grants of Plan-Based Awards for Fiscal 2021" table below.

The terms of all three of these programs provide that the number of RSUs granted and still outstanding on any applicable record date will be adjusted proportionally to reflect the Company's payment of dividends or other significant corporate events. Additional RSUs awarded in connection with dividend adjustments are subject to the same vesting conditions as the underlying awards.

Other Compensation

Consistent with the Company's compensation philosophy, the Company provides only limited personal benefits to the named executive officers. Like many of our peer companies and consistent with local market practices, these include premiums paid on life insurance policies and tax-return preparation services, and for Ms. Sweet, personal security arrangements, as may be needed from time to time, the use of a car and driver and limited use of a Company-provided aircraft for personal travel, which Ms. Sweet uses for security purposes and to maximize the time she is able to spend on the Company's business. Ms. Sweet's personal travel on Company-provided aircraft is limited to an aggregate incremental Company cost not to exceed $400,000 per year. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. Mr. Casati, who is based in Singapore, receives a housing allowance and maintenance costs. Additional discussion of the personal benefits and other compensation provided to the named executive officers in fiscal 2021 is included in the "Summary Compensation Table" below.

Additional Information

Equity Ownership Requirements

The Company has an equity ownership requirement policy pursuant to which the Company's most stringent share ownership requirements apply to the named executive officers. These share ownership requirements are intended to ensure that each of the named executive officers holds a meaningful ownership stake in Accenture. The Company intends that this ownership stake will further align the interests of the named executive officers and the Company's shareholders. Under these requirements, each of the named executive officers is required to hold Accenture equity (which may include unvested equity) with a value equal to at least six times his or her base compensation by the 5th anniversary of becoming a named executive officer. Each of the named executive officers, other than Mr. Rowland who retired effective September 1, 2021, maintains ownership of Accenture equity in excess of this requirement. Named executive officers may only satisfy this ownership requirement through the holdings they acquire pursuant to the Company's share programs.

Derivatives and Hedging

All employees, including our named executive officers, and members of the Board (or their designees) are prohibited from purchasing shares on margin or purchasing financial instruments, or otherwise engaging in transactions that are designed to hedge or offset any fluctuations in the market value of the Company's equity securities they hold directly or indirectly, whether or not such securities were acquired from Accenture's equity compensation programs.

Pledging Company Securities

Our chair and chief executive officer and the members of our global management committee, other key employees and members of the Board are each prohibited from borrowing against any account in which the Company's securities are held or pledging the Company's securities as collateral for a loan.

Employment Agreements and Post-Termination Compensation

Each of the Company's named executive officers has entered into an employment agreement with the Company's local affiliate in the country in which he or she is employed. As more specifically described in "Potential Payments Upon Termination" below, certain of the employment agreements provide for various post-termination payments, some of which are conditioned on compliance with non-competition and non-solicitation obligations following termination. In addition, members of Accenture Leadership employed in the United States, including Ms. Sweet and Ms. McClure are eligible for benefits under our Accenture Leadership Separation Benefits Plan, subject to, among other things, compliance with post-termination non-competition and non-solicitation obligations. The Company's employment agreements and the Accenture Leadership Separation Benefits Plan do not include guaranteed bonus amounts, "golden parachutes," multi-year severance packages, significant accelerated vesting of stock awards or other payments triggered by a change in control, U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control, other than as may be required by local law. The named executive officers receive compensatory rewards that are tied to their own performance and the Company's performance, rather than by virtue of longer-term employment agreements. This is consistent with the Company's objective to reward each individual's performance and his or her contribution to Company performance, including the achievement of it business objectives. Similarly, the Company does not contribute to pension plans for any of the named executive officers and does not offer significant deferred cash compensation or other post-employment benefits to such officers. Finally, members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefit Program, which provides partially subsidized medical insurance benefits for them and their dependents. For more information, see "Potential Payments Upon Termination" below.

No Change in Control Arrangements

As described above, the Company's employment agreements do not contain guaranteed bonus amounts, "golden parachutes," multi-year severance packages or guarantees, accelerated vesting of stock awards or other payments triggered by a change in control. Similarly, we do not provide our executives U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control.

Clawback Policy

Accenture has a clawback policy that applies to both incentive cash bonus and equity-based incentive compensation awarded to our chair and chief executive officer and members of the global management committee as well as our senior leaders. Under the policy, to the extent permitted by applicable law and subject to the approval of the Compensation, Culture & People Committee, the Company may seek to recoup any incentive-based compensation awarded to any executive subject to the policy, if (1) the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, (2) the misconduct of an executive subject to the policy contributed to the noncompliance that resulted in the obligation to restate and (3) a lower award would have been made to the covered executive had it been based upon the restated financial results.

In addition, the existing equity grant agreements between Accenture and our named executive officers include recoupment provisions in specific circumstances, even after the awards have vested. In the event a named executive officer leaves the Company and competes against us within a specified time period (for example, by joining a competitor, targeting our clients or recruiting our employees) or in the event the named executive officer is terminated for cause (which generally includes engaging in any activity that the officer knows or should know would harm the business or reputation of Accenture or continued material failure to meet performance standards), the award recipient is generally obligated to return to the Company the shares originally delivered to that recipient under our equity programs.

Compensation Risk Assessment and Management

In fiscal 2021, management performed an annual comprehensive review for the Compensation, Culture & People Committee regarding whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on the Company. We believe that the structure of our compensation program does not encourage unnecessary or excessive risk taking. Our policies and practices include some of the following risk-mitigating characteristics:

- **Governance Structure.** Compensation programs operate within a governance and review structure that serves and supports risk mitigation;

- **Compensation, Culture & People Committee Oversight.** The Compensation, Culture & People Committee approves performance awards for our chair and chief executive officer and executive committee members after reviewing corporate and individual performance;

- **Vesting Conditions.** Vesting of performance-based equity awards, the most significant element of our named executive officers' compensation opportunity over time, is determined based on achievement of certain metrics (including operating income relative to plan and total shareholder return relative to a peer group), measured on a cumulative basis over a three-year period;

- **Balanced Incentives.** Our compensation program includes a balance of annual and long-term incentive opportunities and of fixed and variable features;

- **Multiple Performance Objectives.** Focus on a variety of performance objectives, thereby diversifying the risk associated with any single indicator of performance; and

- **Equity Ownership Requirements.** Members of Accenture Leadership who are granted equity are subject to our equity ownership requirements, which require all of those leaders to hold ownership stakes in the Company to further align their interests with the Company's shareholders (see "Additional Information—Equity Ownership Requirements" above).

Compensation, Culture & People Committee Report

The Compensation, Culture & People Committee has reviewed the Compensation Discussion and Analysis section of this proxy statement and discussed that section with management. Based on its review and discussions with management, the Compensation, Culture & People Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K. This report is provided by the following independent directors, who compose the Compensation, Culture & People Committee:

The Compensation, Culture & People Committee

Nancy McKinstry, Chair
Paula A. Price
Arun Sarin
Beth E. Mooney (*Appointed October 21, 2021*)

Compensation, Culture & People Committee Interlocks and Insider Participation

Our Compensation, Culture & People Committee is composed solely of independent directors. During fiscal 2021, the following directors served on our Compensation, Culture & People Committee: Nancy McKinstry, Herbert Hainer, Paula A. Price, and Arun Sarin. During fiscal 2021, no member of our Compensation, Culture & People Committee was an employee or officer or former officer of Accenture or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation, Culture & People Committee during fiscal 2021.

Summary Compensation Table

The table below sets forth the compensation earned by or paid to our named executive officers during the fiscal years ended August 31, 2019, 2020 and 2021. All amounts are calculated in accordance with SEC disclosure rules, including amounts with respect to our equity compensation plan awards.

Year	Salary($)	Bonus($)	Stock Awards($)[4]	Option Awards($)	Non-Equity Incentive Plan Compensation($)[5]	Change in Pension Value & Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)[6]	Total($)
Julie Sweet Chair and Chief Executive Officer								
2021	$1,362,500	—	$15,943,246	—	$5,450,000	—	$329,645	**$23,085,391**
2020	$1,250,000	—	$11,789,548[7]	—	$4,000,000	—	$145,299	**$17,184,847**
2019	$1,136,125	—	$3,515,928	—	$1,601,255	—	$12,031	**$6,265,339**
KC McClure Chief Financial Officer								
2021	$975,000	—	$3,964,393	—	$1,990,950	—	$7,842	**$6,938,185**
2020	$975,000	—	$4,839,327[7]	—	$1,486,456	—	$7,041	**$7,307,824**
2019	$781,253	—	$1,684,438	—	$1,044,145	—	$4,676	**$3,514,512**
Gianfranco Casati[1] Chief Executive Officer—Growth Markets								
2021	$1,117,044	—	$3,619,024	—	$2,281,004	—	$167,368	**$7,184,440**
2020	$1,081,081	—	$4,935,479[7]	—	$1,851,892	—	$178,765	**$8,047,217**
2019	$1,099,159	—	$3,325,038	—	$1,549,154	—	$178,397	**$6,151,748**
Jean-Marc Ollagnier[2] Chief Executive Officer—Europe								
2021	$1,097,891	—	$3,807,586	—	$2,236,159	—	$16,956	**$7,158,592**
2020	$1,004,791	—	$5,025,244[7]	—	$1,640,010	—	$15,909	**$7,685,954**
David P. Rowland[3] Former Executive Chairman								
2021	$1,136,125	2,382,300[8]	$9,546,942	—	$2,319,967	—	$10,677	**$15,396,011**
2020	$1,136,125	—	$12,568,644	—	$1,817,875	—	$8,564	**$15,531,208**
2019	$1,136,125	—	$11,614,219	—	$2,272,250	—	$9,281	**$15,031,875**

(1) Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted his fiscal 2021 compensation to U.S. dollars at an exchange rate of 1.34283, which was the average of the monthly translation rates for fiscal 2021.

(2) Mr. Ollagnier was not a named executive officer in 2019. Mr. Ollagnier is based in Europe and is compensated in euros. We converted his fiscal 2021 compensation to U.S. dollars at an exchange rate of 0.83601, which was the average of the monthly translation rates for fiscal 2021.

(3) Mr. Rowland served as our executive chairman until he stepped down from the position and retired from the Company, effective September 1, 2021.

(4) Represents the aggregate grant date fair value of stock awards granted during each of the years presented, computed in accordance with Topic 718, without taking into account estimated forfeitures. For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2021. Terms of the stock awards for fiscal 2021 performance are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above. With respect to amounts included for the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards, the grant date fair value determined in accordance with Topic 718 is based on probable outcome as of the grant date, and assumes vesting between target and maximum. Assuming the achievement of either the probable outcome as of the grant date or maximum performance, the aggregate grant date fair value of the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards for each fiscal year included in this column would be as follows:

| | | Key Executive Performance Share Program | |
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2021	$12,663,243	$15,299,783
	2020	$9,233,746	$11,531,240
	2019	$2,575,061	$3,224,873
Ms. McClure	2021	$2,669,110	$3,224,830
	2020	$2,342,192	$2,924,965
	2019	$1,437,185	$1,799,877
Mr. Casati	2021	$2,669,110	$3,224,830
	2020	$2,582,439	$3,224,988
	2019	$2,575,061	$3,224,873
Mr. Ollagnier	2021	$2,669,110	$3,224,830
	2020	$2,672,204	$3,337,097
Mr. Rowland	2021	$6,072,053	$7,336,280
	2020	$9,093,672	$11,356,314
	2019	$8,144,431	$10,199,763

| | | 2020 Next Generation Leadership Performance Share Program | |
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2020	$1,603,087	$2,249,946
Ms. McClure	2020	$1,603,087	$2,249,946
Mr. Casati	2020	$1,603,087	$2,249,946
Mr. Ollagnier	2020	$1,603,087	$2,249,946

As described above under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program," awards under our Accenture Leadership Performance Equity Award Program are typically granted in January in recognition of prior fiscal year performance. Thus, a portion of the amounts reported under "Stock Awards" each year in the Summary Compensation Table was granted in recognition of the prior fiscal year's performance.

(5) Amounts reflect payments that were made under the Global Annual Bonus program with respect to the 2021, 2020 and 2019 fiscal years, respectively. The terms of the Global Annual Bonus are summarized under "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" above.

(6) In accordance with the SEC's disclosure rules, perquisites and other personal benefits provided to Ms. McClure and Messrs. Ollagnier and Rowland for fiscal 2021 are not included because the aggregate incremental cost of these items was less than $10,000 per individual. The incremental costs of perquisites and other personal benefits provided to Ms. Sweet for fiscal 2021 included tax preparation fees, modest gifts, $29,295 for personal security arrangements, use of a car and driver and $282,899 for personal use of a Company-provided aircraft, which, in light of the results of an independent security study, the Company encourages Ms. Sweet to use for security and business productivity reasons. Ms. Sweet's personal travel on Company-provided aircraft is limited to an aggregate incremental Company cost not to exceed $400,000 per year. Such incremental cost is calculated based on the variable operating costs to the Company of any personal flights. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. The incremental cost of perquisites and other personal benefits provided to Mr. Casati for fiscal 2021 included tax preparation fees, a health insurance premium payment and $161,848 for a housing allowance and maintenance costs.

Included for fiscal 2021 are life insurance premium payments of $4,362 for Ms. Sweet, $7,842 for Ms. McClure, $3,577 for Mr. Casati, $11,026 for Mr. Ollagnier and $10,677 for Mr. Rowland. The amounts further include $3,023 for Mr. Ollagnier for profit-sharing contributions mandated by French law and $2,907 for matching contributions to a Company savings plan.

(7) Includes one-time awards under the 2020 Next Generation Leadership Performance Share Program which were granted in January 2020 to support the introduction of the Company's new growth model. Such awards vest at the end of the three-year performance period based on relative total shareholder return and relative revenue growth, as further described in the "Executive Compensation" section of the Company's 2020 proxy statement filed with the SEC on December 10, 2020.

(8) As described under "Potential Payments Upon Termination" below, consistent with Accenture's existing policy, this amount reflects an equivalent cash payment to reward Mr. Rowland's performance in fiscal 2021 and to be made in February 2022 in lieu of RSU awards under the 2022 Accenture Leadership Performance Equity Award Program. This cash payment has the effect of changing equity compensation that would have been reportable in fiscal 2022 had Mr. Rowland been a named executive officer for that fiscal year to bonus compensation reportable for fiscal 2021.

Grants of Plan-Based Awards for Fiscal 2021

The table below summarizes each grant of an equity or non-equity award made to the named executive officers during fiscal 2021 under any incentive plan.

Name	Grant Date	Date of Committee Approval	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards($)[3]
			Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)		
Julie Sweet	1/1/2021	10/14/2020	—	—	—	19,661[4]	39,323[4]	58,982[4]	—	$12,663,243
	1/1/2021	10/14/2020	—	—	—	—	—	—	9,878[5]	$2,562,329
	1/5/2021	7/13/2020	—	—	—	—	—	—	3,277[6]	$717,674
	10/14/2020	10/14/2020	—	$2,725,000	$5,450,000	—	—	—	—	—
KC McClure	1/1/2021	10/14/2020	—	—	—	4,144[4]	8,288[4]	12,432[4]	—	$2,669,110
	1/1/2021	10/14/2020	—	—	—	—	—	—	3,662[5]	$949,914
	1/5/2021	7/13/2020	—	—	—	—	—	—	1,577[6]	$345,368
	10/14/2020	10/14/2020	—	$1,170,000	$1,990,950	—	—	—	—	—
Gianfranco Casati	1/1/2021	10/14/2020	—	—	—	4,144[4]	8,288[4]	12,432[4]	—	$2,669,110
	1/1/2021	10/14/2020	—	—	—	—	—	—	3,662[5]	$949,914
	10/14/2020	10/14/2020	—	$1,228,748	$2,281,004	—	—	—	—	—
Jean-Marc Ollagnier[1]	1/1/2021	10/14/2020	—	—	—	4,144[4]	8,288[4]	12,432[4]	—	$2,669,110
	1/1/2021	10/14/2020	—	—	—	—	—	—	3,662[5]	$949,914
	1/5/2021	7/13/2020	—	—	—	—	—	—	861[6]	$188,562
	10/14/2020	10/14/2020	—	$1,207,680	$2,236,159	—	—	—	—	—
David P. Rowland	1/1/2021	10/14/2020	—	—	—	9,427[4]	18,856[4]	28,282[4]	—	$6,072,053
	1/1/2021	10/14/2020	—	—	—	—	—	—	13,396[5]	$3,474,889
	10/14/2020	10/14/2020	—	$1,590,575	$2,319,967	—	—	—	—	—

(1) The equity awards to Mr. Ollagnier were granted under our French Qualified Sub-plan to our Share Incentive Plan (the "French Qualified Sub-plan"). Although those awards have generally the same terms and conditions as the corresponding awards granted to Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France, as described in the "Nonqualified Deferred Compensation for Fiscal 2021" table below.

(2) Represents cash award target opportunity range pursuant to the Global Annual Bonus program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" and "Compensation Discussion and Analysis—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations" above. For Ms. Sweet, the cash award target was 200% of her base compensation, for Mr. Rowland, the cash award target was 140% of his base compensation, and for the other named executive officers, the cash award target was, on average, 113% of base compensation. The amounts for Mr. Casati who is compensated in Singapore dollars, and Mr. Ollagnier, who is compensated in euros, were converted into U.S. dollars at exchange rates of 1.34283 and 0.83601, respectively, which were the averages of the monthly translation rates for fiscal 2021. For the actual amounts to be paid to each of the other named executive officers, see the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" above and the applicable footnote. Amounts reported under the "Maximum" column represent the highest end of the target opportunity range based on the Company's overall funding of the fiscal 2021 bonus pool.

(3) Represents the grant date fair value of each equity award computed in accordance with Topic 718, without taking into account estimated forfeitures. With respect to the RSU grants made pursuant to the 2021 Key Executive Performance Share Program, the grant date fair value assumes vesting between target and maximum.

(4) Reflects RSU grants made pursuant to the 2021 Key Executive Performance Share Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Key Executive Performance Share Program" above, except that Mr. Rowland's and Mr. Casati's awards granted on January 1, 2021 are not subject to a service vesting requirement.

(5) Represents RSU grants made pursuant to the 2021 Accenture Leadership Performance Equity Award Program in recognition of fiscal year 2020 performance, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program" above.

(6) Represents matching RSU grants made pursuant to the Voluntary Equity Investment Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Voluntary Equity Investment Program" above.

Outstanding Equity Awards at August 31, 2021

The following table provides details about each outstanding equity award held by our named executive officers as of August 31, 2021.

Name	Number of Shares or Units of Stock That Have Not Vested(#)[2][3]	Market Value of Shares or Units of Stock That Have Not Vested($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[4]
		Stock Awards		
Julie Sweet	32,807	$11,041,524	128,550	$43,264,788
KC McClure	3,890	$1,309,218	39,624	$13,335,853
Gianfranco Casati	—	—	41,087	$13,828,241
Jean-Marc Ollagnier[1]	870	$292,807	41,208	$13,868,964
David P. Rowland	—	—	83,897	$28,236,374

(1) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2021" table below.

(2) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

	Award	Grant Date	Number	Vesting
Ms. Sweet	2020 Accenture Leadership Performance Equity Award Program	January 1, 2020	1,222	In full on January 1, 2022
	2021 Accenture Leadership Performance Equity Award Program	January 1, 2021	6,649	In full on January 1, 2022
	2019 Voluntary Equity Investment Program	January 5, 2020	1,112	In full on January 5, 2022
	2020 Voluntary Equity Investment Program	January 5, 2021	3,308	In full on January 5, 2023
	2019 Key Executive Performance Share Program	January 1, 2019	20,516	In full on October 21, 2021
Ms. McClure	2021 Accenture Leadership Performance Equity Award Program	January 1, 2021	1,234	In full on January 1, 2022
	2019 Voluntary Equity Investment Program	January 5, 2020	1,063	In full on January 5, 2022
	2020 Voluntary Equity Investment Program	January 5, 2021	1,593	In full on January 5, 2023
Mr. Ollagnier	2020 Voluntary Equity Investment Program	January 5, 2021	870	In full on January 5, 2023

(3) Pursuant to the provisional age-based vesting conditions of their awards under the 2019 Key Executive Performance Share Program, the awards to each of the named executive officers, except Ms. Sweet, under the program are treated as having vested as of August 31, 2021. See the "Stock Vested in Fiscal 2021" table below.

(4) Values determined based on August 31, 2021 closing market price of Accenture plc Class A ordinary shares of $336.56 per share.

(5) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

Fiscal Year: Award Date: Based on Plan Achievement Level:	Key Executive Performance Share Program			2020 Next Generation Leadership Performance Share Program
	2021 January 1, 2021 Maximum	2020 January 1, 2020 Maximum	2020 August 20, 2020 Maximum	2020 March 1, 2020 Maximum
Ms. Sweet	59,526	56,207	—	12,817
Ms. McClure	12,548	14,259	—	12,817
Mr. Casati	12,548	15,722	—	12,817
Mr. Ollagnier[a]	12,548	12,614	3,229	12,817
Mr. Rowland	28,543	55,354	—	—

RSUs granted pursuant to the 2020 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2019 and ending August 31, 2022 as determined by the Compensation, Culture & People Committee following the end of fiscal 2022. RSUs granted pursuant to the fiscal 2021 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria for the period beginning September 1, 2020 and ending August 31, 2023 as determined by the Compensation, Culture & People Committee following the end of fiscal 2023. The terms of the 2021 Key Executive Performance Share Program are summarized above in "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation."

RSUs granted pursuant to the 2020 Next Generation Leadership Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2019 and ending August 31, 2022 as determined by the Compensation, Culture & People Committee following the end of fiscal 2022.

Results for the 2020 and 2021 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program cannot be determined at this time. As results to date indicate achievement between the target and maximum levels for both the 2020 and 2021 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program, the amounts reflected in the column with respect to those programs are the maximum amounts.

(a) Granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2021" table below.

Stock Vested in Fiscal 2021

The table below sets forth the number of shares acquired in fiscal 2021 as a result of the vesting of RSUs awarded to our named executive officers under our compensatory equity programs.

	Stock Awards[1]	
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)[2]
Julie Sweet	25,522	$6,050,305
KC McClure	14,180	$4,428,477
Gianfranco Casati	24,191	$7,804,342
Jean-Marc Ollagnier	18,015	$5,726,951
David P. Rowland	72,319	$23,110,604

(1) Reflects vesting of RSUs, as further described below. The terms of our current programs under which we award RSUs to our named executive officers are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above.

	Program	Number of Shares Acquired on Vesting	Date of Acquisition
Ms. Sweet	2018 Key Executive Performance Share Program[a]	17,921	10/14/2020
	2019 Accenture Leadership Performance Equity Award Program	1,836	1/1/2021
	2020 Accenture Leadership Performance Equity Award Program	1,207	1/1/2021
	2021 Accenture Leadership Performance Equity Award Program	3,303	2/1/2021
	2018 Voluntary Equity Investment Program	1,255	1/5/2021
Ms. McClure	2019 Key Executive Performance Share Program[b]	10,187	8/31/2020
	2020 Accenture Leadership Performance Equity Award Program	1,129	1/1/2021
	2021 Accenture Leadership Performance Equity Award Program	2,449	2/1/2021
	2018 Voluntary Equity Investment Program	415	1/5/2021
Mr. Casati	2019 Key Executive Performance Share Program[b]	20,516	8/31/2021
	2021 Accenture Leadership Performance Equity Award Program	3,675	2/1/2021
Mr. Ollagnier	2019 Key Executive Performance Share Program[b][c]	14,317	8/31/2021
	2021 Accenture Leadership Performance Equity Award Program[c]	3,698	2/1/2021
Mr. Rowland	2019 Key Executive Performance Share Program[b]	58,877	8/31/2021
	2021 Accenture Leadership Performance Equity Award Program	13,442	2/1/2021

(a) Vesting of the 2018 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2017 and ended August 31, 2020, was determined by the Compensation, Culture & People Committee on October 14, 2020. Pursuant to the 2018 Key Executive Performance Share Program, 122.5% of the target award of RSUs vested on October 14, 2020, after the end of fiscal 2020, based on the Company's achievement of specified performance criteria over the three-year performance period. Because as of August 31, 2020, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them were treated as having vested in full as of that date, however, none of the awards actually vested until the stated vesting date of October 14, 2020. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(b) Vesting of the 2019 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2018 and ended August 31, 2021, was determined by the Compensation, Culture & People Committee on October 21, 2021. Pursuant to the 2019 Key Executive Performance Share Program, 129.1% of the target award of RSUs vested on October 21, 2021, after the end of fiscal 2021, based on the Company's achievement of specified performance criteria over the three-year performance period. Because as of August 31, 2021, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them are being treated as having vested in full as of that date, however, none of the awards actually vested until the stated vesting date of October 21, 2021. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(c) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2021" table below.

(2) Reflects the aggregate fair market value of shares vested on the applicable date(s) of vesting.

Nonqualified Deferred Compensation for Fiscal 2021

Mr. Ollagnier's equity awards were granted under our French Qualified Sub-plan. Although these awards have generally the same terms and conditions as the corresponding awards granted to Accenture Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France. Under such restrictions and provisions, Accenture plc Class A ordinary shares underlying vested RSUs cannot be delivered until the first anniversary from the date of grant and are subject to a 2-year minimum holding period from grant date. The following table sets forth information with respect to RSUs awarded to Mr. Ollagnier that have vested, but for which the underlying Accenture plc Class A ordinary shares were not immediately delivered to him.

Name	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)[1]	Aggregate Earnings in Last Fiscal Year($)[2]	Aggregate Withdrawals/ Distributions($)[3]	Aggregate Balance at Last Fiscal Year End($)[4]
Jean-Marc Ollagnier	—	$902,445	$13,742	$940,057	$1,244,599

(1) Represents the aggregate fair market value on the applicable date of vesting of the Accenture plc Class A ordinary shares underlying RSUs that vested during fiscal 2021, but for which the underlying shares were not immediately delivered to the named executive officer. Such value is included in the "Stock Vested in Fiscal 2021" table above.

(2) Represents earnings on undelivered Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares were not immediately delivered to the named executive officer, including adjustments to such awards to reflect Accenture's payments of dividends on its Accenture plc Class A ordinary shares during fiscal 2021 pursuant to the terms of those awards and adjustments to the aggregate fair market value of the underlying shares and dividend shares. No such earnings are considered above-market or preferential and, accordingly, are not included in the "Summary Compensation Table" above.

(3) Represents the aggregate fair market value on the applicable date of delivery during fiscal 2021 of the Accenture plc Class A ordinary shares underlying RSUs.

(4) Represents the aggregate fair market value at August 31, 2021 of the Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares had not yet been delivered to the named executive officer as of that date. The value is determined based on the August 31, 2021 closing market price of Accenture plc Class A ordinary shares of $336.56 per share.

Potential Payments Upon Termination

Employment Agreements

Mr. Casati is subject to our standard employment agreement for members of Accenture Leadership in Singapore that provides for certain post-termination payments:

• payments for his post-employment non-competition and non-solicitation obligations, equal to his annual base compensation, except that the Company will not be obligated to make such payments in the event it waives the non-competition and non-solicitation obligations on or before termination. Such amounts are payable in two installments, the first within 30 days following termination and the second within 30 days following the 12-month anniversary of termination; and

• four months' notice for termination (or payment of four months' base compensation in lieu of notice), except in the event of termination for cause, payable in a lump sum.

Mr. Ollagnier is entitled to specified payments in connection with the termination of his employment under his employment agreement and the requirements of French law:

• payments for his post-employment non-competition and non-solicitation obligations, equal to 35% of 12 months' base and bonus compensation (based on the average amount received over the 12 months preceding termination), except that those payments can be reduced or limited to the extent the Company chooses not to enforce the non-competition and non-solicitation obligations. Such amounts are payable monthly over the 12-month period following termination;

• three months' notice (or payment of three months' base and bonus compensation (based on the average amount received over the 12 months preceding termination) in lieu of notice) except in the case of serious or gross misconduct, payable in a lump sum; and

- except in the case of voluntary resignation, a severance payment under the collective bargaining agreement that applies under French law to all Accenture employees in France, equal to one-third of a month of base and bonus compensation (based on the average amount received over the 12 months preceding termination) per year of service, up to a maximum of 12 months, payable in a lump sum.

If the employment of Mr. Casati or Mr. Ollagnier had been terminated as of August 31, 2021 (the last business day of fiscal 2021), they would have been entitled to receive the following amounts pursuant to their respective employment agreements and applicable local legal requirements:

	Aggregate Termination Payments	
	Voluntary Termination($)[1]	Involuntary Termination Without Notice($)[2]
Gianfranco Casati[3]	$1,117,044	$1,489,392
Jean-Marc Ollagnier[4]	$958,265	$4,304,588

(1) Amounts shown in this column reflect the following: (a) for Mr. Casati, an amount equal to 12 months of his fiscal 2021 base compensation; and (b) for Mr. Ollagnier, an amount equal to 35% of 12 months of his fiscal 2021 base compensation and his fiscal 2020 Non-Equity Incentive Plan Compensation amount. Such payments are conditioned upon the executive's continued compliance with the non-competition and non-solicitation obligations set forth in the relevant executive's employment agreement for a period of 12 months following termination of employment.

(2) Amounts shown in this column reflect the following: (a) for Mr. Casati, an amount equal to (x) 12 months of his fiscal 2021 base compensation and (y) four months of his fiscal 2021 base compensation; and (b) for Mr. Ollagnier, an amount equal to (x) 35% of 12 months of his fiscal 2021 base compensation and his fiscal 2020 Non-Equity Incentive Plan Compensation amount, (y) 11 and 2/3 months of his fiscal 2021 base compensation and fiscal 2020 Non-Equity Incentive Plan Compensation amount and (z) three months of his fiscal 2021 base compensation and fiscal 2020 Non-Equity Incentive Plan Compensation amount.

(3) Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 1.34283, which was the average of the monthly translation rates for fiscal 2021.

(4) Mr. Ollagnier is based in Europe and is compensated in euros. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 0.83601, which was the average of the monthly translation rates for fiscal 2021, and the amount he would be entitled to receive with respect of his fiscal 2020 Non-Equity Incentive Plan Compensation amounts at an exchange rate of 0.90274, which was the average of the monthly translation rates for fiscal 2020.

U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program

Members of Accenture Leadership employed in the United States, including Mses. Sweet and McClure are eligible for benefits under our U.S. Accenture Leadership Separation Benefits Plan and our U.S. Retiree Medical Benefits Program. Estimated benefits under these plans are summarized in the table below.

With respect to our most senior leaders, the U.S. Accenture Leadership Separation Benefits Plan provides that, subject to the terms and conditions of the plan, and contingent upon the execution of a separation agreement (which requires, among other things, a complete release of claims and affirmation of existing post-departure obligations, including non-compete and non-solicitation requirements), if the employment of a member of Accenture Leadership is involuntarily terminated, other than for "cause" (as defined under the plan) or certain other exceptions listed in the plan relating to terminations following a leave of absence or in connection with a business transaction where the individual is offered a position with a successor, the terminated executive is entitled to receive the following:

- if the termination is for reasons unrelated to performance: (1) an amount equal to six months of base compensation, plus (2) one week of base compensation for each completed year of service (up to an additional eight weeks of base compensation), plus (3) a $12,000 COBRA payment (which is related to health and dental benefits); or

- if the termination is for reasons related to performance: (1) an amount equal to four months of base compensation, plus (2) an $8,000 COBRA payment.

All such payments will be made in a lump sum. In addition, under this plan, members of Accenture Leadership who are eligible for the plan benefits described above, including those terminated for reasons related to performance, are entitled to 12 months of outplacement benefits, which is provided by an outside firm selected by Accenture, at a maximum cost to Accenture of $11,000 per person.

Members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefits Program, which provides partially subsidized medical insurance benefits for the retired members of Accenture Leadership and their dependents.

The following table sets forth estimated benefits (assuming each individual terminated employment on August 31, 2021) under the U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program for the named executive officers currently employed in the United States.

	U.S. Accenture Leadership Separation Benefits Plan		U.S. Retiree Medical Benefits Program
	Potential Payments if Termination is for Reasons Unrelated to Performance($)[1]	Potential Payments if Termination is for Reasons Related to Performance($)[2]	Estimated Present Value of Future Benefits($)[3]
Julie Sweet	$913,865	$473,167	$295,095
KC McClure	$660,500	$344,000	$263,838

(1) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to six months plus eight weeks of his or her annual base compensation, (b) a $12,000 COBRA payment and (c) $11,000 of outplacement services.

(2) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to four months of his or her annual base compensation, (b) an $8,000 COBRA payment and (c) $11,000 of outplacement services.

(3) The estimated present value of these medical insurance benefits is calculated (a) assuming each individual retired on August 31, 2021 (the last business day of fiscal 2021) or the earliest age at which they would be eligible for retirement and commenced receiving benefits immediately thereafter, (b) using a discount rate of 2.50% and (c) using mortality rates from U.S. mortality tables released by the Society of Actuaries.

Long-Term Equity Compensation

Death or Disability

The terms of our equity grant agreements for programs other than the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for the immediate acceleration of vesting in the event of the termination of the program participant's employment due to death or disability. The equity grant agreements for our Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for provisional vesting of the awards in the event of the termination of the participant's employment due to death or disability. Provisional vesting means that, while the timing of vesting of the Key Executive Performance Share Program awards is not accelerated due to death or disability, vesting continues to occur as if the participant's employment had not terminated under those circumstances.

With respect to each of our named executive officers, the number of RSUs that would have vested under these circumstances and the aggregate market value of such RSUs as of the last business day of fiscal 2021 (based on the closing price per share on August 31, 2021) is equal to the amount and value of shares set forth in the "Stock Awards" columns of the "Outstanding Equity Awards at August 31, 2021" table above. Although vesting cannot yet be determined for the 2020 and 2021 Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for each of these programs, vesting is reflected at the maximum amounts with respect to each of these programs.

Other Terminations

The terms of our equity grant agreements for the Accenture Leadership Performance Equity Award Program also provide that, in the event of an involuntary termination of the program participant's employment, RSUs scheduled to vest within 12 months of termination immediately vest. However, shares underlying such RSUs will not be delivered until after the scheduled vesting date unless the program participant dies before such date.

The terms of our equity grant agreements for the Voluntary Equity Investment Program provide that (1) in the event of an involuntary termination of the program participant's employment prior to the first anniversary of the grant date, 50% of the RSUs will immediately vest and (2) in the event of an involuntary termination that occurs on or after the first anniversary of the grant date, all of the RSUs will immediately vest. In both cases, however, the shares underlying the RSUs will not be delivered until after the scheduled vesting date, unless the program participant dies before such date.

The terms of our equity grant agreements for the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program also provide for provisional vesting of the awards in the event of (1) voluntary termination of the program participant's employment after reaching age 50 and completing 15 years of continuous service or (2) involuntary termination without cause. In such cases, the participant is entitled to pro rata vesting of his or her award at the end of the three-year performance period based on the portion of the performance period during which he or she was employed.

Qualifying members of our global management committee who retire on or after the fiscal year-end but before the following February 1 receive a cash payment in recognition of their prior fiscal year performance rather than receiving the shares underlying RSUs under the Accenture Leadership Performance Equity Award Program that they would have received had they not retired before that date.

The following table sets forth the amounts each currently employed named executive officer would have been entitled to receive under these provisions if his or her employment had been terminated as of August 31, 2021:

Name	Vesting of Equity Award following Voluntary Termination($)[1][2]	Vesting of Equity Award following Involuntary Termination($)[1][2]	Cash Payment in Lieu of Equity Award Following Retirement($)[3]
Julie Sweet	$6,904,865	$32,362,263	$3,000,000
KC McClure	$7,195,316	$8,236,633	$1,300,000
Gianfranco Casati	$12,064,442	$12,064,442	$1,300,000
Jean-Marc Ollagnier	$7,550,724	$7,697,127	$1,300,000

(1) The amounts in this column reflect the aggregate value of the vesting of RSU awards previously granted to the named executive officers under the termination provisions described above. Although vesting cannot yet be determined for the 2020 and 2021 Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for each of these programs, vesting is reflected at the maximum amounts with respect to each of these programs.

(2) Values determined based on the August 31, 2021 closing market price of Accenture plc's Class A ordinary shares of $336.56 per share.

(3) Amounts shown in this column reflect the applicable portions of the grant date fair value of RSU awards to be made in January 2022 under the Accenture Leadership Performance Equity Award Program, which were approved by the Compensation, Culture & People Committee following the end of fiscal 2021.

Former Executive Chairman

Mr. Rowland served as our executive chairman until he stepped down from the position and retired from the Company, effective September 1, 2021. Consistent with Accenture's existing policy, as described above, he will receive a cash payment in the amount of $2,382,300 in lieu of the RSUs that would have been granted to him under the Accenture Leadership Performance Equity Award Program for fiscal 2021 performance that he would have received had he not retired. See "Compensation Discussion and Analysis—Fiscal 2021 Compensation Decisions—Former Executive Chairman" above.

Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our chair and chief executive officer to the annual total compensation of our median employee.

Our Employees

As of August 31, 2021, we employed more than 624,000 people, with offices and operations in 50 countries. Because of the geographical distribution of our workforce, our compensation program reflects many factors to determine how we compensate our employees in different countries around the world.

Our Fiscal 2021 Pay Ratio

Applying a cost-of-living adjustment, our identified median employee is located in India, with annual total compensation for fiscal 2021 of $48,770. Comparing this to the annual total compensation of our chair and chief executive officer of $23,085,391, our pay ratio was 473:1. Without the cost-of-living adjustment, the identified median employee is also located in India, with annual total compensation for fiscal 2021 of $18,821, resulting in a ratio of 1,227:1.

Pay Ratio Methodology

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the following methodology:

- **Identifying the Global Employee Population.** We used our global employee population as of August 31, 2021 and excluded the following employees, who represent less than 2% of our employees: (i) 10,531 from businesses mainly in the digital space that we acquired during fiscal 2021, and (ii) 51 in Andorra and 35 in Taiwan. As a result of these exclusions, we considered a population of 613,739 employees.

- **Identifying the Median Employee.** We used annual base salary as of August 31, 2021 and applied the World Bank's Purchasing Power Parity conversion factors to adjust the employees' base salary and the median employee's total annual compensation to the cost-of-living in the U.S., where our chair and chief executive officer resides. We then identified a median from this group. We applied this same process without the cost-of-living adjustment as well. Foreign currencies were converted into U.S. dollars using the average of the monthly translation rates for fiscal 2021.

Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Proposal 3

Approval of amendment to Amended and Restated Accenture plc 2010 Share Incentive Plan



Proposal 3: Approval of amendment to Amended and Restated Accenture plc 2010 Share Incentive Plan

Our Board, based on the recommendation of the Compensation, Culture & People Committee, has approved an amendment to the Amended and Restated Accenture plc 2010 Share Incentive Plan (the "SIP"), subject to approval by our shareholders at the Annual Meeting, to authorize an additional 13 million shares under the SIP. In connection with its review of this proposal, the Compensation, Culture & People Committee considered the information described below.

As of November 29, 2021, 19,465,854 shares remained available under the SIP for future grants, 15,724,209 shares were subject to outstanding RSUs, and we expect to make awards covering approximately five million shares between the date of this proxy statement and the Annual Meeting. We expect that if the proposed SIP amendment is approved by our shareholders, the additional shares will be sufficient to allow us to make equity awards in the amounts we believe are necessary for the next two to three years.

Why We Recommend You Approve the Proposed Amendment

- **We must recruit, retain and motivate high-performers.** The ability to issue equity is fundamental to our compensation strategy. Being a people-based business, our success is dependent, in large part, on our ability to use market relevant compensation to recruit, retain and motivate the most talented professionals to serve our clients.

- **We proactively manage affordability to prevent dilution.** Our ratio of share repurchases to share issuances has resulted in a net impact of a reduction to our weighted average diluted shares each year, and we expect the impact of our repurchases to continue to exceed our issuances in the near term. Our overhang has averaged 6% over the past three years. We calculate overhang as the number of shares available for issuance under our equity compensation plans (including pursuant to outstanding awards), divided by that number plus the total number of shares outstanding.

- **We use equity compensation to align employee and shareholder interests.** Equity compensation is a critical means of aligning the interests of our employees with those of our shareholders. Our employees, particularly members of Accenture Leadership, whose equity is tied to Company and individual performance, are motivated under our current equity compensation plans to drive the business to maximize returns over the long-term. We believe this, in part, has resulted in the long-term value we have created for our shareholders.

- **We have a disciplined annual share granting practice.** Our burn rate has averaged 1.2% over the past three years and 1.3% over the past five years. During the last five years, our burn rate has ranged between 1.1% and 1.4%. Of our total employee population of approximately 624,000, approximately 38,600 (composed of Accenture Leadership and other senior employees) are eligible for equity awards, and only those employees rated as high-performers (a fraction of this group) receive equity awards in any given year.

3 Year Burn Rate



The three-year burn rate is calculated as the total number of shares granted under the SIP as a percentage of the annual weighted average diluted shares.

Anticipated Future Equity Awards under the Amended and Restated 2010 Share Incentive Plan

Consistent with past practice, we expect to make awards of approximately five million shares between the date of this proxy statement and the Annual Meeting, the majority of which will be our annual performance RSU awards made in January 2022 (including awards that will vest, if at all, based on the Company's performance over a three-year period), including the awards to our named executive officers, as described under "Executive Compensation—Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above. Also included in the estimated number of awards to be made during that period are the annual matching grant awards to the participants in the Voluntary Equity

Investment Program, described under "Executive Compensation—Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above, and potential grants to recognize eligible newly hired or promoted employees.

The Company is not currently contemplating any specific grants under the SIP, as it is proposed to be amended (the "Amended SIP") other than the annual grants of RSUs to directors for fiscal 2022 (which are currently anticipated to be similar to the annual grants for fiscal 2021 described under "Director Compensation—Elements of Director Compensation" above).

Plan Summary

The principal features of the Amended SIP are summarized below. The summary is qualified in its entirety by reference to the full text of the Amended SIP. A copy of the Amended SIP is attached as Annex A to this proxy statement, marked to show the proposed amendments, and is incorporated herein by reference. Definitions in this Proposal 3 are applicable only within this section.

Administration

The Amended SIP will be administered by the Compensation, Culture & People Committee of the Board (the "Committee"), which may delegate its duties and powers in whole or in part to any subcommittee consisting solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Exchange Act (or any successor rule thereto) and "independent directors" within the meaning of the NYSE listed company rules, including those applicable to directors serving on a compensation committee. Additionally, the Committee may delegate the authority to grant awards under the Amended SIP to any employee or group of employees of Accenture plc, provided that such delegation and grants are consistent with applicable law and guidelines established by the Board from time to time. The Committee is authorized to interpret the Amended SIP and to establish, amend and rescind any rules and regulations relating to it and to make any other determinations that it deems necessary or desirable for the administration of the Amended SIP. Consistent with the provisions of the plan, the Committee has the authority to establish the terms and conditions of any award under the Amended SIP and to waive any terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee may determine the number of shares subject to any award.

Eligibility

The Committee may grant awards under the Amended SIP only to employees, directors or other service providers of the Company or its affiliates who are selected by the Committee to participate in the Amended SIP ("participants"). Awards may also, in the discretion of the Committee, be made under the Amended SIP in assumption of, or in substitution for, outstanding awards previously granted by Accenture plc, its affiliates or an entity that becomes an affiliate. The number of shares underlying any substitute awards will be counted against the aggregate number of shares available for awards under the Amended SIP.

As of November 29, 2021, approximately 38,600 employees, including our executive officers, would be eligible to participate in the programs approved under the Amended SIP. In addition, a small number of other service providers that we may engage from time-to-time, along with the members of the Board, are eligible to participate in the Amended SIP. The closing price of Accenture plc Class A ordinary shares as reported on the New York Stock Exchange was $365.82 on November 29, 2021.

Share Reserve Under the Amended SIP

The total number of Accenture plc Class A ordinary shares that may be used to satisfy awards under the Amended SIP (inclusive of awards previously granted and settled under the SIP) is 127 million, which is inclusive of the additional 13 million shares requested to be approved under this proposal.

Prohibition on Share Recycling Under the Amended SIP

The total number of Accenture plc Class A ordinary shares that may be used to satisfy awards under the Amended SIP may consist, in whole or in part, of unissued shares or previously-issued shares. The issuance or transfer of shares or the payment of cash to a participant upon the exercise or payment of any award will reduce the total number of shares available under the Amended SIP by the full number of shares which had been covered by the award, even if fewer shares are delivered due to "net settlement" of awards or withholding to cover taxes. Shares subject to awards that terminate, lapse or are cancelled without payment of consideration may again be used to satisfy awards under the Amended SIP.

Limits on Director Compensation

The maximum number of shares subject to awards that may be granted during a fiscal year to any non-employee director, taken together with any cash retainer paid to such non-employee director in respect of such fiscal year, may not exceed $750,000 in total value.

Term

Awards may be granted under the Amended SIP until December 9, 2029, but awards granted before that date may extend beyond that date.

Dividends and Dividend Equivalents

As determined by the Committee, dividends and dividend equivalent rights may accrue with respect to awards granted under the Amended SIP, but no dividends or dividend equivalents may be paid or settled unless and until, and then only to the extent that, the applicable underlying award vests.

Terms and Conditions of Options

Options granted under the Amended SIP will be, as determined by the Committee, non-qualified stock options or incentive stock options ("ISOs"), as described in section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes (or other types of options in jurisdictions outside the United States), as evidenced by the related award agreements. Options granted will be subject to the following terms and conditions and to such other terms and conditions as the Committee determines.

Exercise Price; Exercisability; Minimum Vesting Period. Options granted under the Amended SIP will have a purchase price per share ("exercise price") that is not less than the fair market value of a share on the date of grant and will be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no case will an option vest and become exercisable until the lapse of at least one year from the date of grant. The expiration date for options granted under the Amended SIP will be determined by the Committee upon option grant and set forth in the grant agreements governing the options but in any case shall not exceed 10 years from the date of grant. Under the Amended SIP, "fair market value" is generally defined as the average of the high and low trading prices on the New York Stock Exchange on the applicable date.

Exercise of Options. Except as otherwise provided in the Amended SIP or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The exercise date of an option will be the later of the date a notice of exercise is received by Accenture plc and, if applicable, the date payment is received by Accenture plc. Except as otherwise provided in an award agreement, the purchase price for the shares as to which an option is exercised shall be paid in full no later than the time when the shares are delivered following the exercise of the option.

ISOs. The Committee may grant options under the Amended SIP that are intended to be ISOs. No ISO will have a per share exercise price of less than the fair market value of a share on the date granted or have a term in excess of 10 years. However, no ISO may be granted to any participant who, at the time of such grant, owns more than 10% of the total combined voting power of all classes of shares of Accenture plc, unless:

• the exercise price for the ISO is at least 110% of the fair market value of a share on the date the ISO is granted; and

• the date on which the ISO terminates is a date not later than the day preceding the 5th anniversary of the date on which the ISO is granted.

All options granted under the Amended SIP are intended to be nonqualified stock options, unless the applicable award agreement expressly states that the option is intended to be an ISO. If an option is intended to be an ISO, and if for any reason the option (or portion thereof) does not qualify as an ISO, then, to the extent of the nonqualification, the option (or portion thereof) will be regarded as a nonqualified stock option granted under the Amended SIP, provided that the option (or portion thereof) otherwise complies with the Amended SIP's requirements relating to nonqualified stock options.

Repricing. Once issued and outstanding under the Amended SIP, the exercise price of any option may not be reduced at any time during the term of such option without shareholder approval.

Terms and Conditions of Share Appreciation Rights

Grants. The Committee, in its sole discretion, also may grant a share appreciation right independent of an option or a share appreciation right in connection with an option, or a portion thereof. A share appreciation right granted in connection with an option:

• may be granted at the time the related option is granted or at any time prior to the exercise or cancellation of the related option;

• will cover the same number of shares covered by an option (or such lesser number of shares as the Committee may determine); and

- will be subject to the same terms and conditions as the option, except for any conditions on its exercisability or transferability as the Committee deems fit to impose, or any additional limitations as may be included in an award agreement.

Terms. The exercise price per share of a share appreciation right will be an amount determined by the Committee that is not less than the fair market value of a share on the date of grant. The expiration date for share appreciation rights granted under the Amended SIP will be determined by the Committee upon granting of a share appreciation right and set forth in a grant agreement governing the share appreciation rights, but in any case shall not exceed 10 years from the date of grant. No share appreciation right shall vest before the first anniversary of the grant date. Each share appreciation right granted independent of an option will entitle a participant upon exercise to a payment from Accenture plc of an amount equal to:

- the excess of the fair market value on the exercise date of 1 share over the exercise price per share, times

- the number of shares covered by the share appreciation right.

Each share appreciation right granted in conjunction with an option, or a portion thereof, will entitle a participant to surrender to Accenture plc the unexercised option, or any portion thereof, and to receive from Accenture plc in exchange an amount equal to:

- the excess of the fair market value on the exercise date of 1 share over the exercise price per share, times

- the number of shares covered by the option, or portion thereof, which is surrendered.

The date a notice of exercise is received by Accenture plc will be the exercise date. Payment will be made in shares or in cash, or partly in shares and partly in cash, all as determined by the Committee. If the payment is made, in whole or in part, in newly issued shares, the participant will agree to pay to Accenture plc the aggregate par value of such shares. Share appreciation rights may be exercised from time to time upon actual receipt by Accenture plc of written notice of exercise stating the number of shares with respect to which the share appreciation right is being exercised.

Repricing. Once issued and outstanding under the Amended SIP, the exercise price of any share appreciation right may not be reduced at any time during the term of such share appreciation right without shareholder approval.

Other Share-Based Awards

The Committee, in its sole discretion, may grant awards of shares, awards of restricted shares, awards of RSUs representing the right to receive shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares ("other share-based awards"). These other share-based awards will be in such form, and dependent on such conditions, as the Committee determines. This includes, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other share-based awards may be granted alone or in addition to any other awards granted under the Amended SIP. Subject to the provisions of the Amended SIP, the Committee will determine:

- to whom and when other share-based awards will be made;

- the number of shares to be awarded under (or otherwise related to) these other share-based awards;

- whether these other share-based awards will be settled in cash, shares or a combination of cash and shares; and

- all other terms and conditions of the other share-based awards (including, without limitation, their vesting provisions, any required payments to be received from participants and other provisions ensuring that all shares so awarded and issued be fully paid and non-assessable).

Adjustments Upon Certain Events

Generally. In the event of any change in the outstanding shares by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, amalgamation, spin-off or combination transaction or repurchase or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends or any transaction similar to the foregoing, the Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to:

- the number or kind of shares or other securities or property issued or reserved for issuance pursuant to the Amended SIP or pursuant to outstanding awards;

- the grant price or exercise price of any option or share appreciation right;

- any applicable performance measures or performance vesting terms with respect to outstanding awards; and/or

- any other affected terms of any award.

Change in Control. In the event of a change in control (as defined below), the Committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and:

- the payment of a cash amount in exchange for the cancellation of an award which, in the case of options and share appreciation rights, may equal the excess, if any, of the fair market value of the shares subject to such options or share appreciation rights over the aggregate exercise price of such options or share appreciation rights; and/or

- the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted.

The occurrence of any of the following events will constitute a "change in control":

- any person (other than Accenture plc, any trustee or other fiduciary holding securities under an employee benefit plan of Accenture plc, or any company owned, directly or indirectly, by the shareholders of Accenture plc in substantially the same proportions as their ownership of shares of Accenture plc) becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Accenture plc, representing 50% or more of the combined voting power of Accenture plc's then-outstanding securities;

- during any period of 24 consecutive months, individuals who at the beginning of that period constitute the Board, and any new director (other than a director nominated by any person (other than the Board) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a change in control) whose election by the Board or nomination for election by Accenture plc's shareholders has been approved by a vote of at least 2/3rds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

- the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which Accenture plc is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of Accenture plc immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting securities of Accenture plc or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or

- the complete liquidation of Accenture plc or the sale or disposition by Accenture plc of all or substantially all of Accenture plc's assets.

Restrictions on Transfer

Unless otherwise determined by the Committee, an award will not be transferable or assignable by the participant other than by will or by the laws of descent and distribution. An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

Amendments or Termination

The Board may amend, alter or discontinue the Amended SIP, but no amendment, alteration or discontinuation will be made which:

- without the approval of the shareholders of Accenture plc, would increase the total number of shares reserved for the purposes of the Amended SIP; or

- without the consent of a participant, would materially adversely affect any of the rights of the participant under any award granted to the participant under the Amended SIP.

The Committee may amend the Amended SIP, however, in such manner as it deems necessary to permit awards to meet the requirements of the Code or other applicable laws.

Recoupment

Awards granted under the Amended SIP will be subject to recoupment in accordance with any clawback policy that the Company maintains or adopts, including the Company's current clawback policy. In addition, the Committee may impose other clawback, recovery or recoupment provisions in an award agreement, including but not limited to a reacquisition right in respect of previously acquired shares or other cash or property in the event of misconduct.

Existing Plan Benefits

The following table contains information regarding the number of shares subject to all options and other equity awards granted under the SIP since its adoption in 2010 through August 31, 2021. Please refer to the description of grants made to named executive officers in the last fiscal year described in the "Grants of Plan-Based Awards for Fiscal 2021" table. Grants made to non-employee directors in the last fiscal year are described in "Director Compensation."

Name & Principal Position	# of Shares Covered by Options	# of Shares Covered by Restricted Share Units[1][2]
Julie Sweet Chair and Chief Executive Officer	—	552,354
KC McClure Chief Financial Officer	—	85,138
Gianfranco Casati Chief Executive Officer—Growth Markets	—	403,052
Jean-Marc Ollagnier Chief Executive Officer—Europe	—	238,424
David P. Rowland Former Executive Chairman	—	449,214
All Current Executive Officers as a Group	—	2,098,066
All Current Non-Employee Members of the Board as Group	—	114,778
All Current Employees as a Group (Excluding Executive Officers and Board Members)	16,140	58,601,198

(1) With respect to amounts included for the 2020 Next Generation Leadership Performance Share Program and the Key Executive Performance Share Program, RSUs granted pursuant to such programs will vest, if at all, based on the Company's achievement of the specified performance criteria. Results for the 2020 Next Generation Leadership Performance Share Program and the 2020 and 2021 Key Executive Performance Share Program cannot be determined at this time. As results to date indicate achievement between the target and maximum levels for both programs, the amounts reflected with respect to all three programs are the maximum amount.

(2) Reflects all RSUs previously granted under the SIP to each specified individual or group, without regard to whether or the extent to which such awards subsequently were vested or forfeited, as well as currently unvested awards. Awards granted pursuant to the 2020 Next Generation Leadership Performance Share Program and the 2020 and 2021 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria and are reflected at the maximum amount.

Federal U.S. Income Tax Information

The following summary briefly describes current U.S. federal income tax consequences of rights under the Amended SIP. The summary is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, however, and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Amended SIP are encouraged to consult with their own professional tax advisors concerning tax aspects of rights under the Amended SIP and should be aware that tax laws may change at any time.

Stock Options. An employee to whom an ISO that qualifies under section 422 of the Code is granted generally will not recognize income at the time of grant or exercise of such option (although special alternative minimum tax rules may apply to the employee upon option exercise). No federal income tax deduction will be allowable to Accenture plc upon the grant or exercise of such ISO.

When the employee sells shares acquired through the exercise of an ISO more than 1 year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the employee does not hold such shares for this period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder, and Accenture plc will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

An employee to whom an option that is not an ISO (a "non-qualified option") is granted will not recognize income at the time of grant of such option. When such employee exercises a non-qualified option, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value as of the date of a non-qualified option exercise of the shares the employee receives, over the option exercise price. The tax basis of such shares will be equal to the exercise price paid plus the amount includable in the employee's gross income, and the employee's holding period for such shares will commence on the day after which the employee recognized taxable income in respect of such shares. Subject to applicable provisions of the Code and regulations thereunder, Accenture plc or one of its affiliates will generally be entitled to a federal income tax deduction in respect of the exercise of non-qualified options in an amount equal to the ordinary compensation income recognized by the employee. Any such compensation includable in the gross income of an employee in respect of a non-qualified option will be subject to appropriate federal, state, local and foreign income and employment taxes.

Restricted Shares. Unless an election is made by the participant under section 83(b) of the Code, the grant of an award of restricted shares will have no immediate tax consequences to the participant. Generally, upon the lapse of restrictions (as determined by the applicable restricted share agreement between the participant and Accenture plc), a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Accenture plc on the date on which the restrictions lapse, less any amount paid with respect to the Award of restricted shares, multiplied by (2) the number of restricted shares with respect to which restrictions lapse on such date. The participant's tax basis will be equal to the sum of the amount of ordinary income recognized upon the lapse of restrictions and any amount paid for such restricted shares. The participant's holding period will commence on the date on which the restrictions lapse.

A participant may make an election under section 83(b) of the Code within 30 days after the date of transfer of an award of restricted shares to recognize ordinary income on the date of award based on the fair market value of ordinary shares of Accenture plc on such date. An employee making such an election will have a tax basis in the restricted shares equal to the sum of the amount the employee recognizes as ordinary income and any amount paid for such restricted shares, and the employee's holding period for such restricted shares for tax purposes will commence on the date after such date.

With respect to restricted shares upon which restrictions have lapsed, when the employee sells such shares, the employee will recognize capital gain or loss consistent with the treatment of the sale of shares received upon the exercise of non-qualified options, as described above.

Restricted Share Units. A participant to whom a RSU is granted generally will not recognize income at the time of grant (although the participant may become subject to employment taxes when the right to receive shares becomes "vested" due to retirement eligibility or otherwise). Upon delivery of ordinary shares of Accenture plc in respect of an RSU, a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Accenture plc on the date on which the ordinary shares of Accenture plc are delivered, multiplied by (2) the number of ordinary shares of Accenture plc delivered.

Other Share-based Awards. With respect to other share-based awards paid in cash or ordinary shares, participants will generally recognize income equal to the fair market value of the ordinary shares or the amount of cash paid on the date on which delivery of shares or payment in cash is made to the participant.

Code Section 409A. Section 409A of the Code generally provides rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) upon the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the Amended SIP may constitute "deferred compensation" within the meaning of and subject to section 409A. While the Committee intends to administer and operate the Amended SIP and establish terms with respect to awards subject to section 409A in a manner that will avoid the imposition of additional taxation under section 409A upon a participant, the Company cannot assure participants that additional taxation under section 409A will be avoided in all cases.

The text of the resolution in respect of proposal 3 is as follows:

"Approval be and is hereby given to the adoption by the Company of the amendment to the Amended and Restated Accenture plc 2010 Share Incentive Plan in accordance with the marked provisions of a document entitled "Amended and Restated Accenture plc 2010 Share Incentive Plan (as proposed to be amended)" (the "Amended SIP"), which has been made available to shareholders prior to the meeting and that the directors be and are hereby authorized to take all such actions with reference to the Amended SIP as may be necessary to ensure the adoption and operation of the Amended SIP."

 **The Board recommends that you vote "FOR" the approval of the amendment to the Amended and Restated Accenture plc 2010 Share Incentive Plan to increase the number of shares available for issuance by 13 million shares**

Securities Authorized for Issuance Under Equity Compensation Plans as of August 31, 2021

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of August 31, 2021, certain information related to our compensation plans under which Accenture plc Class A ordinary shares may be issued. As of November 29, 2021, 19,465,854 shares remained available under the SIP for future grants. As of such date, the Company had 658,332,779 Class A ordinary shares outstanding (which includes 26,079,031 shares held by Accenture), 508,155 Class X ordinary shares outstanding, 15,724,209 shares subject to outstanding RSUs and no shares subject to outstanding stock options.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in 1st Column)
Equity compensation plans approved by shareholders:			
2001 Share Incentive Plan	14,362[1]	$ —	—
Amended and Restated 2010 Share Incentive Plan	16,639,608[2]	$ —	19,465,854
Amended and Restated 2010 Employee Share Purchase Plan	—	N/A	20,557,490
Equity compensation plans not approved by shareholders	—	N/A	—
Total	16,653,970		40,023,344

(1) Consists of 14,362 restricted share units.

(2) Consists of 16,639,608 restricted share units, with performance-based awards assuming maximum performance.

(3) Does not reflect restricted stock units because these awards have no exercise price.

Audit

Audit Committee Report

The Audit Committee is composed entirely of independent directors, each of whom meets the independence and experience requirements set forth by the SEC and the NYSE. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

The Audit Committee operates pursuant to a written charter, which may be accessed through the Governance Principles section of our website at https://accenture.com/us-en/company-principles. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements, subject to any requirements under Irish law. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal accounting controls. KPMG, Accenture's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. As part of the Audit Committee's oversight function, the Audit Committee:

- Reviewed and discussed the Company's annual audited financial statements, assessment of the effectiveness of internal control over financial reporting and quarterly financial statements with management and with KPMG;

- Reviewed related matters and disclosure items, including the Company's earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company's chief executive officer and chief financial officer certify the information contained in its quarterly and annual filings;

- Discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and discussed with KPMG their independence and related matters.

In addition, in reliance upon its reviews and discussions as outlined above, the Audit Committee recommended to the Board of Directors the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K for the fiscal year ended August 31, 2021 for filing with the SEC and approved the Company's Irish financial statements for presentation to the Company's shareholders. The Audit Committee also recommended during fiscal 2022 that KPMG be re-appointed as the Company's independent registered public accounting firm to serve until the Company's annual general meeting of shareholders in 2023 and that the Board submit this appointment to the Company's shareholders for ratification at the Annual Meeting. This report is provided by the following independent directors, who compose the Audit Committee:

The Audit Committee

Paula A. Price, Chair
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis



Proposal 4

Ratify the appointment and approve remuneration of auditors

Proposal 4: Non-binding ratification of appointment of independent auditors and binding authorization of the Board to determine its remuneration

Shareholders are being asked to vote to ratify, in a non-binding vote, the appointment of our independent registered public accounting firm, KPMG, and also to vote to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine KPMG's remuneration. Upon the Audit Committee's recommendation, the Board has recommended the re-appointment of KPMG as our independent registered public accounting firm to audit our consolidated financial statements and our internal control over financial reporting for the fiscal year ending August 31, 2022. Although ratification is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. KPMG has served as our auditor since 2002, and we believe that the continued retention of KPMG is in the best interests of the Company and its shareholders. If our shareholders fail to ratify the selection, it will be regarded as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considers, among other things: the historical and recent performance of our current independent auditor; external data on audit quality and performance, including PCAOB reports; and the capabilities, audit approach, industry experience, independence and tenure of the audit firm. To help maintain the independence of our auditor, the Audit Committee periodically considers the rotation of our independent auditor and the advisability and potential impact of selecting a different independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of KPMG's lead engagement partner.

We expect that one or more representatives of KPMG will attend the Annual Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to appropriate questions.

As required under Irish law, the resolution in respect of Proposal 4 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of the resolution in respect of proposal 4 is as follows:

"To ratify, in a non-binding vote, the appointment of KPMG as the independent registered public accounting firm for the Company until the next annual general meeting of the Company in 2023 and to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine its remuneration."

 **The Board recommends that you vote "FOR" the non-binding ratification of the appointment of KPMG as independent registered public accounting firm and the binding authorization of the Board, acting through the Audit Committee, to determine KPMG's remuneration.**

Independent Auditor's Fees

The following table describes fees for services rendered by KPMG, Accenture's principal accountant, for the years ended August 31, 2021 and August 31, 2020.

(in thousands of U.S. dollars)	2021	2020
Audit Fees[1]	$24,344	$24,087
Audit-Related Fees[2]	2,036	1,327
Tax Fees[3]	1,348	1,501
All Other Fees[4]	4	4
Total Fees	**$27,732**	**$26,919**

(1) Audit Fees, including those for statutory audits, include the aggregate fees recorded for the fiscal year indicated for professional services rendered by KPMG for the audit of Accenture plc's annual financial statements and review of financial statements included in Accenture's Forms 10-K and Forms 10-Q. Audit Fees also include fees for the audit of Accenture's internal control over financial reporting.

(2) Audit-Related Fees include the aggregate fees recorded during the fiscal year indicated for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of Accenture plc's financial statements and not included in Audit Fees. Audit-Related Fees also include fees for merger and acquisition due diligence services.

(3) Tax Fees include the aggregate fees recorded during the fiscal year indicated for professional services and products provided by KPMG for tax compliance, tax advice and tax planning.

(4) All Other Fees include the aggregate fees recorded during the fiscal year indicated for products and services provided by KPMG, other than the services reported above. These fees include other consulting services. The Audit Committee concluded that the provision of these services and related fees does not affect the independence of KPMG.

Procedures for Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Pursuant to its charter, the Audit Committee is responsible for reviewing and approving, in advance, any audit and any permissible non-audit engagement or relationship between Accenture and its independent auditors. The Audit Committee has delegated to its chair the authority to review and pre-approve any such engagement or relationship, which may be proposed in between its regular meetings. Any such pre-approval is subsequently considered and ratified by the Audit Committee at the next regularly scheduled meeting. In connection with the approval of any non-audit services, the Audit Committee concluded that the provision of these services and related fees do not affect the independence of KPMG.



Proposals 5-7

Annual Irish
law proposals

Annual Irish law proposals

Proposal 5: Board authority to issue shares

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares that are part of the company's authorized but unissued share capital. Our current authorization, approved by shareholders at our 2021 annual general meeting, will expire on August 3, 2022. We are presenting this Proposal 5 to renew the Board's authority to issue our authorized shares on the terms set forth below.

We understand that it is customary practice in Ireland to seek shareholder authority to issue up to 33% of a company's issued ordinary share capital and for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking approval to authorize the Board to issue up to a maximum of 33% of our issued ordinary share capital as of November 29, 2021 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 5 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of the resolution in respect of proposal 5 is as follows:

"That the directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $23,598.93 (217,430,708 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of November 29, 2021 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 **The Board recommends that you vote "FOR" granting the Board authority to issue shares under Proposal 5.**

Proposal 6: Board authority to opt-out of pre-emption rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the pre-emption right). Because our current authority will expire on August 3, 2022, we are presenting this Proposal 6 to renew the Board's authority to opt-out of the pre-emption right on the terms set forth below.

We understand that it is customary practice in Ireland to seek shareholder authority to opt-out of the pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) the issuance of shares for cash, if the issuance is limited to up to 10% of a company's issued ordinary share capital provided that 5% is only to be used for the purposes of financing (or refinancing, if the refinancing is announced within six months after the original transaction) a transaction that a company's board of directors determines to be an acquisition or a specified capital investment (for these purposes, a specified capital investment generally means one or more specific capital investment related uses for the proceeds of an issuance of equity securities). Historically, the authority for issuing shares for cash has been limited to 5% (i.e., we did not avail ourselves of the additional 5% customary authority subject to the use restrictions). In order to preserve the Board's capacity to implement acquisitions and capital raising activities, we are seeking the full customary 10% authority. It is also customary practice for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking this authority for a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 5, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund or to refinance the funding of acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 6 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorized to opt-out of pre-emption rights if it is authorized to issue shares, which authority is being sought in Proposal 5.

The text of the resolution in respect of proposal 6 is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Proposal 5 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by Proposal 5 as if sub-section (1) of section 1022 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $7,151.19 (65,888,093 shares) (being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company as of November 29, 2021 (the latest practicable date before this proxy statement)) and provided further that, with respect to equity securities up to an aggregate nominal value of $3,575.60

(32,944,046 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of November 29, 2021 (the latest practicable date before this proxy statement)), such allotments are to be used only for the purposes of financing (or refinancing, if the allotment is announced within six months after the original transaction) a transaction which the Board determines to be an acquisition or specified capital investment.

and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 **The Board recommends that you vote "FOR" granting the Board authority to opt-out of pre-emption rights under Proposal 6.**

Proposal 7: Determine price range for re-allotment of treasury shares

Our historical open-market share repurchases and other share buyback activities result in some of our ordinary shares being returned as treasury shares. Our executive compensation program, the 2010 Employee Share Purchase Program, the 2010 Share Incentive Plan and our other compensation programs make use of treasury shares that we acquire through our various share buyback activities.

Under Irish law, our shareholders must authorize the price range at which Accenture plc may re-allot any shares held in treasury as new shares of Accenture plc. In this proposal, that price range is expressed as a percentage of the minimum and maximum of the closing market price on the day preceding the day on which the relevant share is re-allotted. Irish law requires that this authorization be renewed by our shareholders every 18 months, and we therefore expect that it will continue to be proposed at subsequent annual general meetings.

The authority being sought from our shareholders provides that the minimum and maximum prices at which a treasury Class A ordinary share may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any compensation program (including any share scheme or option scheme)) and 120%, respectively, of the closing market price of the Class A ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted, except as described below. Any re-allotment of treasury shares will only be at price levels that the Company considers to be in the best interests of our shareholders.

As required under Irish law, the resolution in respect of Proposal 7 is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of proposal 7 is as follows:

"As a special resolution, that the re-allotment price range at which any treasury Class A ordinary shares for the time being held by Accenture plc may be re-allotted shall be as follows:

(a) The maximum price at which a treasury Class A ordinary share may be re-allotted shall not be more than 120% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(b) The minimum price at which a treasury Class A ordinary share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under any compensation program (including any share scheme or option scheme) operated by Accenture plc or, in all other cases, not less than 95% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(c) The re-allotment price range as determined by paragraphs (a) and (b) shall expire 18 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 109 and/or 1078 of the Companies Act 2014."

 **The Board recommends that you vote "FOR" the determination of the price range at which Accenture plc can re-allot shares that it acquires as treasury shares.**

Questions
and answers

Questions and answers about the Annual Meeting

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting. We either (1) mailed you a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual Meeting how to vote and how to electronically access a copy of this proxy statement and our Annual Report for the fiscal year ended August 31, 2021 (referred to as the "Proxy Materials") or (2) mailed you a paper copy of the Proxy Materials and a proxy card in paper format. You received these Proxy Materials because you were a shareholder of record as of the close of business on November 29, 2021. If you have not received, but would like to receive, a paper copy of the Proxy Materials and a proxy card in paper format, you should follow the instructions for requesting such materials contained in the Notice of Internet Availability.

What is the date, time and location of the Annual Meeting?

We will hold the Annual Meeting at 3:00 pm local time on Wednesday, January 26, 2022, at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA.

Depending on concerns about and developments relating to the COVID-19 pandemic, we may need to change the date, time, location and/or format of the meeting, subject to Irish law requirements and U.S. securities law requirements and guidance. The Company will publicly announce any such change and how to participate in the meeting by press release and post additional information on the Investor Relations section of our website (https://investor.accenture.com). Any such determinations and changes will be made and communicated in accordance with, and subject to, Irish law and U.S. securities law requirements and guidance. The Company will be obliged to comply with any legal restrictions that are imposed as a consequence of COVID-19 and that affect the meeting. Furthermore, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks.

Who is entitled to vote?

The Board has set November 29, 2021 as the record date for the Annual Meeting. All persons who were registered holders of Accenture plc's Class A ordinary shares and/or Class X ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 658,332,779 Class A ordinary shares outstanding (which includes 26,079,031 shares held by Accenture) and 508,155 Class X ordinary shares outstanding. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc. Each shareholder of record is entitled to one vote per Class A ordinary share and one vote per Class X ordinary share on each matter submitted to a vote of shareholders. Holders of Class A ordinary shares and Class X ordinary shares will vote together, and not as separate classes, on all matters being considered at the Annual Meeting. Your shares will be represented if you attend and vote at the Annual Meeting or if you submit a completed proxy by the voting deadlines set forth below. At the close of business on the record date, Accenture plc did not have any non-voting shares in issue.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Computershare) can vote in any of the following ways:

- **By Telephone:** Call 1 (800) 690-6903 from the United States. You will need to use the 16-digit control number you were provided on your proxy card or Notice of Internet Availability, and follow the instructions given by the voice prompts.

- **Via the Internet:** Go to www.proxyvote.com to vote via the Internet using the 16-digit control number you were provided on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

- **By Mail:** If you received a paper copy in the mail of the Proxy Materials and a proxy card, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. You may also appoint a proxy to attend, speak and vote your shares at the Annual Meeting by submitting the proxy card (or proxy form set out in section 184 of the Companies Act 2014) and delivering such proxy to the General Counsel and Corporate Secretary at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. The proxy need not be a registered shareholder. Proxies must be received by the deadlines set forth below under "What are the deadlines to submit my vote?"

  If you sign and return your proxy, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board as described in this proxy statement. If any other matters are properly brought up at the Annual Meeting (other than the proposals contained in this proxy statement), then the named proxies will have the authority to vote your shares on those matters in accordance with their discretion and judgment. The Board currently does not know of any matters to be raised at the Annual Meeting other than the proposals contained in this proxy statement.

  If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

- **By Scanning the QR Code:** Scan the QR Code located on your proxy card or Notice of Internet Availability to access www.proxyvote.com and vote your shares online. Additional software may be required for scanning.

- **In Person:** Attend the Annual Meeting in Dublin or send a personal representative with an appropriate proxy to vote by poll card at the meeting. Please contact our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, for additional information about sending a personal representative on your behalf. For information about how to attend the Annual Meeting, please see "What do I need to be admitted to the Annual Meeting?" below.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares "in street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

If I am a current or former Accenture employee with employee plan shares, how do I vote?

If you are a current or former Accenture employee with shares received through our employee plans and held by Morgan Stanley Smith Barney LLC ("MSSB") or UBS Financial Services, Inc. ("UBS"), you may receive one proxy card that covers the shares held for you by MSSB and/or UBS, as well as any other shares registered directly in your name. You may submit one proxy for all of these shares via the Internet, by telephone or by mail in the same manner as described above for registered shareholders. If you vote your plan shares by 11:59 pm EST on January 23, 2022, MSSB and/or UBS will vote the shares as you have directed.

It is important that you direct MSSB and/or UBS how to vote your shares. If voting instructions are not received on time by MSSB, MSSB will not vote your shares for any proposal. If voting instructions are not received on time by UBS, UBS will not vote your shares on non-routine proposals (Proposals 1, 2 and 3). UBS will, however, vote your shares on routine proposals (Proposals 4, 5, 6 and 7) in the same proportion as the plan shares with respect to which voting instructions for routine proposals were received by UBS on a timely basis.

Participants with shares received through employee plans may attend the Annual Meeting by following the instructions in the section "What do I need to be admitted to the Annual Meeting?" below. Shares held through MSSB and/or UBS, however, can only be voted as described in this section and cannot be voted at the meeting.

What are the deadlines to submit my vote?

The deadlines to submit your votes for the Annual Meeting are set forth below.

Internet
Visit www.proxyvote.com
Votes cast by **Internet** must be received by 11:59 pm EST on **January 25, 2022** *



Mail
Mail your proxy card
Votes cast by **mail** must be received by 11:59 pm EST on **January 25, 2022***



Telephone
Call 1 (800) 690-6903
Votes cast by **phone** must be received by 11:59 pm EST on **January 25, 2022***



QR Code
Scan the QR Code
Votes cast by **scanning the QR Code** must be received by 11:59 pm EST on **January 25, 2022***



* For current and former employees who are voting employee plan shares held by MSSB or UBS, your proxy must be received by 11:59 pm EST on January 23, 2022. Beneficial owners of shares held in street name should refer to information from your bank, broker or nominee on how to submit voting instructions.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted by Internet, telephone, scanning a QR Code or mail, you may revoke your proxy or change your vote by:

• voting at a later date by Internet, telephone or scanning the QR code as set forth above before the closing of those voting facilities at 11:59 pm EST on January 25, 2022;

• mailing a proxy card (or form of proxy set out in section 184 of the Companies Act 2014) that is properly signed and dated with a later date than your previous vote and that is received no later than 11:59 pm EST on January 25, 2022;

• attending the Annual Meeting in Dublin and submitting a new poll card during the meeting; or

• sending a written notice of revocation to our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, which must be received before the commencement of the Annual Meeting.

If you are a current or former employee and your employee plan shares are held by MSSB or UBS, you may revoke your proxy and change your vote by voting at a later date by Internet, telephone or mail if you do so no later than 11:59 pm EST on January 23, 2022. You cannot revoke and change your proxy with respect to your employee plan shares after that date, and you cannot revoke and vote your plan shares in person at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy.

What do I need to be admitted to the Annual Meeting?

For shareholders who plan to attend the Annual Meeting, at the entrance to the Annual Meeting in Dublin, we will request to see your admission ticket and valid photo identification, such as a driver's license or passport. We encourage you to request an admission ticket for the Annual Meeting in advance. You may request admission tickets by visiting www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice of Internet Availability. If you do not request an admission ticket in advance, we will need to determine if you owned ordinary shares on the record date by:

• asking to review evidence of your share ownership as of November 29, 2021, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

• verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

Please see information regarding additional attendance requirements for our Annual Meeting due to COVID-19 developments, found in the "What is the date, time and location of the Annual Meeting?" section above.

What constitutes a quorum?

In order to establish a quorum at the Annual Meeting there must be at least three shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker "non-votes" are counted as present.

How are votes counted?

You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to each of the proposals presented. A vote "FOR" will be counted in favor of the proposal or respective director nominee and a vote "AGAINST" will be counted against each proposal or respective nominee. Except as described below, an "ABSTAIN" vote will not be counted "FOR" or "AGAINST" and will have no effect on the voting results for any of the proposals in this proxy statement. Broadridge Investor Communication Solutions, Inc. will act as our Inspector of Election at the Annual Meeting and assist us in tabulating the votes.

What is a "broker non-vote" and how does it affect voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a "broker non-vote", which occurs for proposals considered "non-routine" under NYSE rules. Your broker will, however, still be able to register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum and will be able to vote on "routine" proposals.

The "routine" proposals in this proxy statement are Proposals 4, 5, 6 and 7, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you. Proposals 1, 2 and 3 are considered "non-routine" such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on these proposals.

What is the voting standard for each of the proposals discussed in the proxy statement?

The chart below summarizes the voting standards and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual Meeting.

Proposals	Voting Standard	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Appointment of Directors	Majority of Votes Cast	No	No effect	No effect
2. Advisory Vote on Executive Compensation	Majority of Votes Cast	No	No effect	No effect
3. Amend the Amended and Restated Accenture plc 2010 Share Incentive Plan	Majority of Votes Cast	No	No effect	No effect
4. Ratify the Appointment and Approve Remuneration of Auditors	Majority of Votes Cast	Yes	N/A	No effect
5. Grant Board Authority to Issue Shares	Majority of Votes Cast	Yes	N/A	No effect
6. Grant Board Authority to Opt-Out of Pre-emption Rights	75% of Votes Cast	Yes	N/A	No effect
7. Determine Price Range for the Re-Allotment of Treasury Shares	75% of Votes Cast	Yes	N/A	No effect

There is no cumulative voting in the appointment of directors. The appointment of each director nominee will be considered and voted upon as a separate proposal. Proxies cannot be voted for a greater number of persons than the number of nominees named. If the proposal for the appointment of a director nominee does not receive the required majority of the votes cast, then the director will not be appointed and the position on the Board that would have been filled by the director nominee will become vacant. The Board has the ability to fill the vacancy upon the recommendation of its Nominating, Governance & Sustainability Committee, in accordance with Accenture plc's Articles of Association, subject to re-appointment by Accenture plc's shareholders at the next annual general meeting of shareholders.

Who will pay for the cost of this proxy solicitation?

Accenture will bear the costs of soliciting proxies from the holders of our Class A ordinary shares and Class X ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Accenture employees telephonically, electronically or by other means of communication, and by Morrow Sodali LLC, whom we have hired to assist in the solicitation of proxies. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Morrow Sodali LLC will receive a fee of $25,000, plus reasonable out-of-pocket costs and expenses, for its services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

Additional information

Additional information

Availability of Materials

Important Notice Regarding the Availability of Proxy Materials for the 2022 Annual General Meeting of Shareholders to Be Held on January 26, 2022: The proxy statement, our Annual Report for the fiscal year ended August 31, 2021 and our Irish financial statements are available free of charge at www.proxyvote.com.

Householding of Shareholder Documents

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement or a single notice of internet availability of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding", reduces the volume of duplicate information received at households and helps to reduce costs and environmental impact. While the Company does not household, a number of brokerage firms with account holders who are Accenture shareholders have instituted householding. Once a shareholder has consented or receives notice from his or her broker that the broker will be householding materials to the shareholder's address, householding will continue until the shareholder is notified otherwise or until one or more of the shareholders revokes his or her consent. If your Notice of Internet Availability of Proxy Materials or your annual report and proxy statement, as applicable, have been householded and you wish to receive separate copies of these documents now and/or in the future, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, you may notify your broker. You can also request and the Company will promptly deliver a separate copy of the Notice of Internet Availability or the Proxy Materials by writing or calling our Investor Relations Group at the following address, telephone number or e-mail address: Accenture, Investor Relations, 800 North Glebe Road, Suite 700, Arlington, Virginia 22203, USA; telephone number, +1 (703) 948-5150 in the United States and Puerto Rico, and +(353) (1) 407-8203 outside the United States and Puerto Rico; or e-mail, investor.relations@accenture.com.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2023 is expected to be held in February 2023. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 to be included in the proxy statement for that meeting must be received by us by August 11, 2022. If you would like to submit a shareholder proposal to be included in those proxy materials, you should send your proposal to our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA. In order for your proposal to be included in the proxy statement, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to propose a person for appointment as a director not less than 120 nor more than 150 days before the first anniversary of the date of the proxy statement for our prior year's annual general meeting ("traditional advance notice"). In addition, shareholders have the right, subject to certain terms and conditions, to have their nominee included in our proxy materials for the applicable Annual Meeting ("proxy access"). Subject to our Articles of Association, any notice of an intention to nominate a person for appointment as a director pursuant to traditional advance notice or proxy access must be received by our General Counsel and Corporate Secretary on or after July 12, 2022 but no later than August 11, 2022. Unless a shareholder who wishes to present a proposal at the Annual Meeting (other than a proposal to appoint a person as a director outlined above) outside the processes of Rule 14a-8 of the Exchange Act has submitted such proposal to us by the close of business on October 25, 2022, subject to applicable rules, we will have discretionary authority to vote on any such proposal with respect to all proxies submitted to us even when we do not include in our proxy statement advice on the nature of the matter and how we intend to exercise our discretion to vote on the matter.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Accenture's principal executive office a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within two months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of three months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

About Accenture

Accenture is a leading global professional services company, providing a broad range of services in strategy and consulting, interactive, technology and operations, with digital capabilities across all of these services. We combine unmatched experience and specialized capabilities across more than 40 industries, which are organized across our five industry groups, together with our culture of innovation. Our more than 624,000 people serve clients in more than 120 countries to help clients build their digital core, transform their operations, and accelerate revenue growth—creating tangible value across their enterprise at speed and scale.

Accenture plc is organized under the laws of Ireland and maintains its principal executive office in Ireland at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. Our telephone number in Ireland is +(353) (1) 646-2000. You may contact our Investor Relations Group by telephone in the United States and Puerto Rico +1 (703) 948-5150 and outside the United States and Puerto Rico at +(353) (1) 407-8203; by e-mail at investor.relations@accenture.com; or by mail at Accenture, Investor Relations, 800 North Glebe Road, Suite 700, Arlington, Virginia 22203, USA.

Our website address is www.accenture.com. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (https://investor.accenture.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, including our proxy statements and reports filed by officers and directors under section 16(a) of the Exchange Act, as well as our Code of Business Ethics, our Corporate Governance Guidelines and the charters of each of the Board's committees. **You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at Accenture, Investor Relations, 800 North Glebe Road, Suite 700, Arlington, Virginia 22203, USA. We do not intend for information contained on our website to be part of this proxy statement.**

In addition, the SEC maintains an Internet site (https://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Accenture, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Reconciliation of GAAP Measures to Non-GAAP Measures

In this proxy statement, Accenture discloses the following non-GAAP financial measures:

- **Revenues.** Percentage changes in revenues on a local currency basis. Financial results in local currency are calculated by restating current-period activity into U.S. dollars using the comparable prior-year period's foreign currency exchange rates. This approach is used for all results where the functional currency is not the U.S. dollar. Accenture's management believes that information regarding changes in its revenues that excludes the effect of fluctuations in foreign currency exchange rates facilitates meaningful comparison of its revenues.

- **Earnings Per Share.** Earnings per share for fiscal 2021 and fiscal 2020, excluding gains related to our investment in Duck Creek Technologies; and earnings per share for fiscal 2018, excluding the tax expense associated with tax law changes. Accenture's management believes that information regarding the effects of the investment gains and tax expense facilitates understanding as to both the impact of these items and Accenture's financial performance.

- **Free Cash Flow.** Free cash flow (defined as operating cash flow net of property and equipment additions). Accenture's management believes that this information provides meaningful additional information regarding Accenture's liquidity.

While Accenture's management believes that this non-GAAP financial information is useful in evaluating Accenture's operations, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Reconciliation of GAAP Measures to Non-GAAP Measures

	Year Ended August 31, 2021		
(in thousands of U.S. dollars, except per share amounts)	As Reported (GAAP)	Investment Gains[1]	Adjusted (Non-GAAP)
Income before income taxes	$7,761,116	($271,009)	$7,490,107
Income tax expense	1,770,571	(41,440)	1,729,131
Net income	$5,990,545	($229,569)	$5,760,976
Effective tax rate	22.8%		23.1%
Diluted earnings per share	$9.16	($0.36)	$8.80

(1) Represents gains related to our investment in Duck Creek Technologies.

	Year Ended August 31, 2020		
(in thousands of U.S. dollars, except per share amounts)	As Reported (GAAP)	Investment Gains[1]	Adjusted (Non-GAAP)
Income before income taxes	$6,774,331	($332,074)	$6,442,257
Income tax expense	1,589,018	(52,407)	1,536,611
Net income	$5,185,313	($279,667)	$4,905,646
Effective tax rate	23.5%		23.9%
Diluted earnings per share	$7.89	($0.43)	$7.46

(1) Represents gains related to our investment in Duck Creek Technologies.

	Year Ended August 31, 2018		
(in thousands of U.S. dollars, except per share amounts)	As Reported (GAAP)	Tax Law Changes[1]	Adjusted (Non-GAAP)
Income before income taxes	$5,808,093	$—	$5,808,093
Income tax expense	1,593,499	(258,498)	1,335,001
Net income	$4,214,594	$258,498	$4,473,092
Effective tax rate	27.4%		23.0%
Diluted earnings per share	$6.34	$0.40	$6.74

(1) Represents the tax expense associated with tax law changes.

Forward-looking Statements & Website References

This proxy statement contains forward-looking statements within the meaning of section 27A of the Securities Act, as amended, and section 21E of the Exchange Act. Words such as "may," "will," "should," "likely," "expects," "intends," "believes," "estimates," "positioned," "continues," "maintain," "remain," "recurring" and similar expressions are used to identify these forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. For a more detailed discussion of these factors, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Form 10-K filed with the SEC. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to update them, notwithstanding any historical practice of doing so. Forward-looking and other statements in this document may also address our corporate responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

December 9, 2021

Annex A

Amended and Restated Accenture plc 2010 Share Incentive Plan

Annex A: Amended and Restated Accenture plc 2010 Share Incentive Plan as Proposed to be Amended

Amended and Restated Accenture plc 2010 Share Incentive Plan

1. Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in recruiting, retaining and rewarding key employees, directors, consultants or other service providers of outstanding ability and to motivate such employees, directors, consultants or service providers for the Company or an Affiliate to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees, directors, consultants or other service providers will have in the welfare of the Company as a result of their proprietary interest in the Company.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *Act*: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) *Affiliate*: Any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c) *Award*: An Option, Share Appreciation Right or Other Share-Based Award granted pursuant to the Plan.

(d) *Beneficial Owner*: A "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(e) *Board*: The Board of Directors of the Company.

(f) *Board Approval Date*: December 10, 2009, the date the Plan was originally approved by the Board.

(g) *Change in Control*: The occurrence of any of the following events:

(i) any Person (other than (A) the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (B) any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company) becomes the Beneficial Owner, directly or indirectly, of securities of the Company, representing 50% or more of the combined voting power of the Company's then-outstanding securities;

(ii) during any period of twenty-four consecutive months, individuals who at the beginning of such period constitute the Board, and any new director (other than a director nominated by any Person (other than the Board) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a Change in Control under (i), (iii) or (iv) of this Section 2(g)) whose election by the Board or nomination for election by the Company's shareholders has been approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which the Company is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or

(iv) the complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company's assets.

(h) *Code*: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) *Committee:* A committee of the Board (including, without limitation, the full Board) that has been designated by the Board to administer the Plan.

(j) *Company*: Accenture plc, a company incorporated under the laws of Ireland with a registered number of 471706.

(k) *Effective Date*: The date the Plan was originally approved by the Company's shareholders.

(l) *Fair Market Value*: On a given date,

    (i) if there should be a public market for the Shares on such date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used; and

    (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith;

provided, however, that in the event the granting of an Award requires a different calculation of "fair market value" in order to comply with local tax regulations, then, for purposes of such Award, the Fair Market Value shall be determined by the Committee in good faith in a manner intended to comply with such local regulations.

(m) *Grant Price*: The purchase price per Share under the terms of an Option, as determined pursuant to Section 6(a) of the Plan.

(n) *ISO*: An Option that is also an incentive stock option, as described in Section 422 of the Code, granted pursuant to Section 6(c) of the Plan.

(o) *Option*: A share option granted pursuant to Section 6 of the Plan.

(p) *Other Share-Based Awards*: Awards granted pursuant to Section 8 of the Plan.

(q) *Participant*: An employee, director, or consultant of, or any Person who performs services for, the Company or an Affiliate who is selected by the Committee to participate in the Plan.

(r) *Person*: A "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(s) *Plan*: This Amended and Restated Accenture plc 2010 Share Incentive Plan, as it may be amended from time to time.

(t) *RSU*: A restricted share unit, granted pursuant to Section 8 of the Plan, that represents the right to receive a Share.

(u) *Shares*: Class A ordinary shares of the Company.

(v) *Share Appreciation Right*: A share appreciation right granted pursuant to Section 7 of the Plan.

(w) *Subsidiary*: A "subsidiary corporation" as defined in Section 424(f) of the Code (or any successor section thereto).

3. Shares Subject to the Plan

The total number of Shares that may be used to satisfy Awards under the Plan is one hundred and twenty-seven~~fourteen~~ million (127,000,000~~114,000,000~~), all of which may be issued as ISOs. The Shares may consist, in whole or in part, of unissued Shares or previously-issued Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. If Shares are not issued or are withheld from payment of an Award to satisfy tax obligations with respect to the Award, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan, but rather will count against the aggregate number of Shares with respect to which Awards may be granted under the Plan. When an Option or Share Appreciation Right is granted under the Plan, the number of

Shares subject to the Option or Share Appreciation Right will be counted against the aggregate number of Shares with respect to which Awards may be granted under the Plan as one Share for every Share subject to such Option or Share Appreciation Right, regardless of the actual number of Shares (if any) used to settle such Option or Share Appreciation Right upon exercise and regardless of whether the Company utilizes the proceeds received upon Option exercise to repurchase Shares on the open market or otherwise. Shares that are subject to Awards that terminate, lapse or are cancelled may again be used to satisfy Awards under the Plan.

4. Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "independent directors" within the meaning of the New York Stock Exchange or other applicable listed company rules. Additionally, the Committee may delegate the authority to grant Awards under the Plan to any employee or group of employees of the Company or an Affiliate; provided that such delegation and grants are consistent with applicable law and guidelines established by the Board from time to time. The Committee may grant Awards under this Plan only to Participants; provided that Awards may also, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company, its predecessor, Accenture Ltd, or the Company's Affiliates or a company that becomes an Affiliate. The number of Shares underlying such substitute Awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes of any relevant jurisdiction as a result of the granting, vesting or exercise of an Award, the delivery of cash or Shares pursuant to an Award, or upon the sale of Shares acquired by the granting, vesting or exercise of an Award.

5. Limitations

(a) *Time Limitation*. No Award may be granted under the Plan after December 9, 2029, but Awards theretofore granted may extend beyond that date.

(b) *Aggregate Limits on Awards to Non-Employee Directors*. The maximum number of Shares subject to Awards granted during a fiscal year to any non-employee director, taken together with any cash retainer paid to such non-employee director in respect of such fiscal year, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes and excluding, for this purpose, the value of any dividends or dividend equivalents paid on any Shares or Awards).

(c) Dividends and Dividend Equivalents. As determined by the Committee, dividends and dividend equivalent rights may accrue with respect to Awards granted hereunder, but no dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the applicable underlying Award vests.

6. Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified stock options or ISOs for United States federal income tax purposes (or other types of Options in jurisdictions outside the United States), as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Grant Price; Exercisability and Term*. Options granted under the Plan shall have a Grant Price that is not less than the Fair Market Value of a Share on the date of grant (other than in the case of Options granted in substitution of previously granted awards, as described in Section 4, or as provided under Section 9), and shall be exercisable at such time and upon such terms and conditions, as may be determined by the Committee, but in no case shall an Option vest and become exercisable until the lapse of a period of at least one year from the date of grant. No Option shall have a term in excess of ten years.

(b) *Exercise of Options*. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this

Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii) or (iii) in the following sentence. Except as otherwise provided in an Award agreement, the purchase price for the Shares as to which an Option is exercised shall be paid in full no later than the time when Shares are delivered following option exercise, with such payment made to the Company (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, by net-settlement in Shares or by transferring Shares having a Fair Market Value equal to the aggregate Grant Price for the Shares being purchased to a nominee of the Company and satisfying such other requirements as may be imposed by the Committee; provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee or generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares or (iv) through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Grant Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a shareholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, the Participant has paid in full for such Shares, the Shares in question have been registered in the Company's register of shareholders and, if applicable, the Participant has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(c) *ISOs*. The Committee may grant Options under the Plan that are intended to be ISOs. No ISO shall have a per Share Grant Price of less than the Fair Market Value of a Share on the date granted or have a term in excess of ten years; provided, however, that no ISO may be granted to any Participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of shares of the Company or of any Subsidiary, unless (i) the Grant Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (A) within two years after the date of grant of such ISO or (B) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(d) *Attestation*. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the Grant Price or taxes relating to the exercise of an Option by delivering Shares to a nominee of the Company, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

(e) *Repricing of Options*. Notwithstanding any provision herein to the contrary, the repricing of an Option, once granted hereunder, is prohibited without prior approval of the Company's shareholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower the Grant Price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Option in exchange for another Award at a time when the Grant Price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change permitted under Section 9(a) below.

7. Terms and Conditions of Share Appreciation Rights

(a) *Grants*. The Committee also may grant (i) a Share Appreciation Right independent of an Option or (ii) a Share Appreciation Right in connection with an Option, or a portion thereof. A Share Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) *Terms*. The exercise price per Share of a Share Appreciation Right shall be an amount determined by the Committee that is not less than the Fair Market Value of a Share on the date of grant (other than in the case of Share Appreciation Rights granted in substitution of previously granted awards, as described in Section 4). Each Share Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to a payment from the Company of an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Share Appreciation Right. Each Share Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (I) the excess of (x) the Fair Market Value on the exercise date of one Share over (y) the Grant Price per Share, times (II) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Company shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. If the payment is made, in whole or in part, in newly issued Shares, the Participant shall agree to pay to the Company the aggregate par value of such Shares. Share Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Share Appreciation Right is being exercised. No fractional Shares will be issued in payment for Share Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

(c) *Limitations*. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Share Appreciation Rights as it may deem fit but in no case shall a Share Appreciation Right vest and become exercisable until the lapse of a period of at least one year from the date of grant. No Share Appreciation Right shall have a term in excess of ten years.

(d) *Repricing of Share Appreciation Rights*. Notwithstanding any provision herein to the contrary, the repricing of a Share Appreciation Right, once granted hereunder, is prohibited without prior approval of the Company's shareholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of a Share Appreciation Right to lower its exercise price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling a Share Appreciation Right in exchange for another Award at a time when its exercise price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change permitted under Section 9(a) below.

8. Other Share-Based Awards

The Committee, in its sole discretion, may grant Awards of Shares, Awards of restricted Shares, Awards of RSUs and other Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Share-Based Awards"). Such Other Share-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Share-Based Awards may be granted alone or in addition to any other Awards granted under the Plan and also may be granted as matching Awards in connection with a Participant's purchase of Shares under the Plan or under any other plan maintained by the Company, or pursuant to open market purchases. Subject to the provisions of the Plan, the Committee shall determine: (i) to whom and when Other Share-Based Awards will be made; (ii) the number of Shares to be awarded under (or otherwise related to) such Other Share-Based Awards; (iii) whether such Other Share-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and (iv) all other terms and conditions of such Other Share-Based Awards (including, without limitation, the vesting provisions thereof, any required payments to be received from Participants and other provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

9. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) *Generally*. In the event of any change in the outstanding Shares after the Board Approval Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, amalgamation, spin-off or combination transaction or repurchase or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends or any transaction similar to the foregoing, the

Committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities or property issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Grant Price or exercise price of any Option or Share Appreciation Right, (iii) any applicable performance measures or performance vesting terms with respect to outstanding Awards and/or (iv) any other affected terms of any Award.

(b) *Change in Control*. In the event of a Change in Control after the Board Approval Date, the Committee may, in its sole discretion (but subject to Section 17), provide for the termination of an Award upon the consummation of the Change in Control and (x) the payment of a cash amount in exchange for the cancellation of an Award which, in the case of Options and Share Appreciation Rights, may equal the excess, if any, of the Fair Market Value of the Shares subject to such Options or Share Appreciation Rights over the aggregate exercise price of such Options or Share Appreciation Rights, and/or (y) the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder.

10. No Right to Employment or Awards

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the employment or service or consulting relationship of a Participant and shall not lessen or affect the Company's or Affiliate's right to terminate the employment or service or consulting relationship of such Participant. No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

11. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

12. Nontransferability of Awards

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant other than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

13. Amendments or Termination

The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which (a) without the approval of the shareholders of the Company, would (except as provided in Section 9 of the Plan) increase the total number of Shares reserved for the purposes of the Plan, or (b) without the consent of a Participant, would materially adversely affect any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit Awards to meet the requirements of the Code or other applicable laws.

14. International Participants

With respect to Participants who reside or work outside the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Committee may, where appropriate, establish one or more sub-plans to reflect such amended or varied provisions.

15. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

16. Effectiveness of the Plan

The Plan was originally effective as of the Effective Date.

17. Section 409A

Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code. If pursuant to the provisions of Section 409A of the Code any distribution or payment is required to be delayed as a result of a Participant being deemed to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Code, then any such distributions or payments under the Plan shall not be made or provided prior to the earlier of (A) the expiration of the six month period measured from the date of the Participant's separation from service (as defined under Section 409A of the Code) or (B) the date of the Participant's death. The Company shall use commercially reasonable efforts to implement the provisions of this Section 17 in good faith; provided that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 17.

18. Recoupment

Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company maintains, adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or other applicable law, including the Company's Recoupment Policy, as in effect from time to time. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Shares or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Affiliate.

Awards & Recognition

FORTUNE World's Most Admired Companies

No. 1 in our industry for 8 years, marking 19 consecutive years on list

Ethisphere World's Most Ethical Companies

14 consecutive years

Fast Company World Changing Ideas Awards

2 years

Interbrand Best Global Brands

No. 31, marking 19 consecutive years on list

Forbes Global 2000

No. 169, marking 18 consecutive years on list

FORTUNE Global 500

No. 258, marking 20 consecutive years on list

Dow Jones Sustainability Index North America
and
FTSE4Good Global Index

Since 2005

CDP Climate Change A List

6 years

3BL Media 100 Best Corporate Citizens

No. 7, marking 13 consecutive years on list

Bloomberg Gender-Equality Index

4 consecutive years

Disability:IN and American Association of People with Disabilities Disability Equality Index

5 consecutive years

Human Rights Campaign Corporate Equality Index

In Chile, Mexico and U.S.

Refinitiv Diversity & Inclusion Index

Among Top 3 for 4 consecutive years

FORTUNE Great Place to Work Best Companies to Work For

In Japan, Mexico, U.K. and U.S.
and
No. 8 on
GPTW Best Large Workplaces for Women in Brazil

Business Today India's Coolest Workplaces

Among Top 10 for 10 consecutive years

Women's Career Index (FKi) in Germany

No. 1, marking 4 consecutive years on list

Randstad Employer Brand Survey in Greater China

4 consecutive years

Nikkei Top 100 Companies for Women in Japan

No. 1, highest result in 5 consecutive years

Asia Responsible Enterprise Awards in Philippines

Recognized in Investment in People category, marking 2 consecutive years on list